Form 10-K, Exhibit 13
period 1993-12-31
SEALED AIR CORP
filed 1994-03-22
CIK 88204

EXHIBIT 13
                         PORTIONS OF SEALED AIR CORPORATION
                         1993 ANNUAL REPORT TO STOCKHOLDERS
                         THAT ARE INCORPORATED BY REFERENCE

Selected Financial Data
(In thousands of dollars except per share data)

                                          1993       1992      1991(1)    1990      1989
Consolidated Earnings Statement Data
Net sales by class of product:
  Engineered products                   $180,508   $176,541   $165,926  $160,548   $145,253
  Surface protection and other
    cushioning products                  209,909    206,447    199,800   188,108    172,925
  Food packaging products                 51,023     52,727     49,207    44,247     42,168
  Other products                          10,254     10,343     20,195    20,365     24,694
    Total                                451,694    446,058    435,128   413,268    385,040
Cost of sales                            282,147    278,427    271,006   262,694    250,483
Marketing, administrative and
  development expenses                    95,434     95,441     94,642    83,130     76,897
     Operating profit                     74,113     72,190     69,480    67,444     57,660
Other income (expense), net              (28,652)   (33,372)   (38,014)  (42,970)   (33,514)
    Earnings before income taxes          45,461     38,818     31,466    24,474     24,146
Income taxes                              19,547     18,050     15,291    13,094     16,856
Earnings before cumulative effect of
  accounting change                       25,914     20,768     16,175    11,380      7,290
Cumulative effect of accounting change(3)  1,459          -          -         -          -
     Net earnings                       $ 27,373   $ 20,768   $ 16,175  $ 11,380   $  7,290

Earnings per share before cumulative
  effect of accounting change           $   1.32   $   1.08   $    .88  $    .65   $    .44
Earnings per share from cumulative
  effect of accounting change(3)             .08          -          -         -          -
Earnings per common share(2)            $   1.40   $   1.08   $    .88  $    .65   $    .44

Cash dividends per common share(2)             -          -          -         -   $  20.08


____________________________________________________________________________________________

Consolidated Balance Sheet Data
Working capital                         $ 33,828   $ 29,417   $ 18,495   $ 22,320   $ 34,119
Total assets                             279,818    268,264    274,877    225,473    229,071
Long-term debt, less
  current installments                   190,058    225,278    253,746    259,082    301,558
Shareholders' equity (deficit)           (29,419)   (66,311)   (94,626)  (131,558)  (160,466)

(1)Includes the operations of Sentinel Holdings, Inc. from the date of its acquisition in August
 1991.

(2)Per common share data has been restated for periods prior to 1992 to reflect the two-for-one stock split in the nature of a 100% stock dividend distributed on September 18, 1992 to shareholders of record at the close of business on September 4, 1992.

(3)Reflects cumulative effect of the implementation as of January 1, 1993 of Financial
 Accounting Standard No. 109, "Accounting for Income Taxes" (see notes 1 and 7 to the Consolidated
 Financial Statements).




Management's Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations

Net Sales

     Net sales increased 1% in 1993 compared with 1992 and 3% in 1992 compared with 1991. The modest increase in net sales in both years primarily reflects the worldwide recessionary business environment during these periods as well as the other factors discussed below.

     The increase in net sales in 1993 resulted primarily from increased unit volume in certain of the Company's products and the additional sales of Shurtuff(R) durable mailers, a product line acquired in August 1993 (the "Shurtuff(R) acquisition"). These higher net sales were partially offset by the unfavorable effect of foreign currency translation and, to a lesser extent, lower average selling prices in certain product lines. The increase in net sales would have been higher by approximately 3% in 1993 had foreign exchange rates for 1993 been at their 1992 levels.

     The increase in net sales in 1992 resulted primarily from the additional sales of products added as a result of the Company's August 1991 acquisition of Sentinel Holdings, Inc. ("Sentinel") as well as increased unit volume in the Company's major classes of products and changes in product mix in certain product lines. These higher net sales were partially offset by the absence in 1992 of sales of Canadian pool products, which had been included in the Company's class of other products, the absence in 1992 of sales of PolyMask(R) products, which were transferred to a joint venture in September 1991, and, to a lesser extent, lower average selling prices for certain products. The Company sold its Canadian pool products business in December 1991.

     Net sales from domestic operations increased 4% in 1993 compared with 1992 and 6% in 1992 compared with 1991 while net sales from foreign operations decreased 7% in 1993 compared with 1992 and 6% in 1992 compared with 1991. The domestic net sales increase in 1993 resulted primarily from increases in unit volume of the Company's principal engineered products, air cellular products and the additional sales of Shurtuff(R) durable mailer products, which increases were partially offset by lower net sales of food packaging products, and, to a lesser extent, other products. The increase in 1992 domestic net sales was primarily due to increased unit volume of products added as a result of the Sentinel acquisition. Although the Company's foreign operations had higher unit volumes in both 1993 and 1992 despite weak economies in Europe and Japan, the unfavorable effect of foreign currency translation in 1993 and the absence of the Company's Canadian pool products business in 1992 combined in each of these years with lower average selling prices in certain product lines to more than offset such increased unit volume. Excluding the unfavorable effect of foreign currency translation, net sales from foreign operations would have increased modestly in 1993.

     Net sales of engineered products, which consist primarily of Instapak(R) products and thick polyethylene foams, increased 2% in 1993 compared with 1992 and 6% in 1992 compared with 1991 primarily due to increased unit sales of thick polyethylene foams added as a result of the Sentinel acquisition.

     Net sales of surface protection and other cushioning products, primarily air cellular products, thin polyethylene foam products and protective and durable mailers, increased 2% in 1993 compared with 1992 and 3% in 1992 compared with 1991 primarily due to increased unit volume of certain products, including in 1993 additional sales of Shurtuff(R) products and in 1992 additional sales of products acquired in the Sentinel acquisition.

     Net sales of food packaging products, which consist primarily of Dri-Loc(R) pads, decreased 3% in 1993 compared with 1992 but increased 7% in 1992 compared with 1991. In each of 1993 and 1992, this class of products experienced higher unit volume. While such net sales benefited from favorable changes in product mix in 1992 for certain product applications, in 1993 further changes in product mix to products with lower average selling prices more than offset the higher 1993 unit volume.

    Net sales of other products decreased marginally in 1993 compared with 1992. Net sales of other products decreased 49% in 1992 compared with 1991 primarily due to the sale in December 1991 of the Company's Canadian pool products business. This disposition was not material to the Company's consolidated financial statements.

Costs and Expenses

     Cost of sales increased 1% in 1993 compared with 1992 and 3% in 1992 compared with 1991 primarily due to the higher level of net sales in each period and, in 1993, to certain manufacturing consolidation expenses which were partially offset by certain lower raw material costs. Cost of sales as a percentage of net sales remained substantially unchanged in 1993, 1992 and 1991.

     Marketing, administrative and development expenses remained substantially unchanged in 1993 compared with 1992 and increased 1% in 1992 compared with 1991. The increase in 1992 resulted from the inclusion of certain expenses related to Sentinel, including expenses related to the integration of Sentinel's operations into the Company. Marketing, administrative and development expenses declined as a percentage of net sales each year from 1991 to 1993 primarily reflecting certain efficiencies arising from the integration of Sentinel's operations into the Company and cost control measures.

Operating Profit

     Operating profit increased 3% in 1993 compared with 1992 and 4% in 1992 compared with 1991 primarily due in each year to the Company's higher net sales and the relative changes in the Company's costs and expenses as a percentage of net sales discussed above. Domestic operating profits increased 10% in 1993 compared with 1992 and 15% in 1992 compared with 1991.

     Foreign operating profit decreased 18% in 1993 compared with 1992 primarily reflecting the unfavorable effect of foreign currency translation and the level of costs and expenses related to sales. Foreign operating profit decreased 19% in 1992 compared with 1991 primarily reflecting the effects of higher costs and expenses, lower net sales and the absence of the Company's Canadian pool products business.

Other Income (Expense), Net

     Other income (expense), net decreased to $28,652,000 in 1993 compared with $33,372,000 in 1992 and $38,014,000 in 1991. Interest expense, which is the principal component of this item, decreased to $28,828,000 in 1993 from $31,080,000 in 1992 and $35,259,000 in 1991 due primarily to lower average outstanding borrowings and, to a lesser extent, lower average interest rates in each year.

     Other income (expense), net in 1991 included costs associated with the disposition of certain minor product lines, including certain of the Company's recreation and energy conservation products, and certain expenses related to Sentinel.

Taxes

     The Company's effective income tax rate was 43.0%, 46.5% and 48.6% in 1993, 1992 and 1991, respectively. The Company's effective tax rate was higher than the statutory tax rates in each year primarily due to foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional United States income taxes on such accumulated foreign earnings resulting from the Company's 1989 special cash dividend and its related financing. The Company's effective tax rate declined to 43.0% in 1993 from 46.5% in 1992 as the effect of the 1% increase in the U.S. Statutory Federal Tax Rate in 1993 was more than offset by other lower tax provisions required, including primarily a lower foreign tax component of total income tax expense. The Company anticipates that its effective income tax rate will continue to decline in 1994 but that it will remain above U.S. statutory tax rates.

     As of January 1, 1993, the Company implemented Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are established or modified based on enacted tax laws or tax rates. For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by Accounting Principles Board Opinion No. 11 ("APB 11") under which previously established deferred tax assets and liabilities were not adjusted when tax laws or tax rates were changed. As a result of implementing FAS 109, the Company adjusted its deferred tax assets and liabilities to conform with current enacted tax rates and made certain other adjustments required by FAS 109. The cumulative effect of this accounting change resulted in a credit to earnings of $1,459,000, or $0.08 per share, in the first quarter of 1993.


Earnings

     Excluding the cumulative effect of the accounting change related to the implementation of FAS 109, earnings increased 25% in 1993 compared with 1992 and 28% in 1992 compared with 1991.


Liquidity and Capital Resources

     Long-term debt, less current installments declined to $190,058,000 at December 31, 1993 from $225,278,000 at December 31, 1992 due primarily to the repayment of outstanding indebtedness in 1993.
Current installments of long-term debt decreased to $10,061,000 at December 31, 1993 from $15,213,000 at December 31, 1992 reflecting the timing of scheduled maturities.

      At December 31, 1993, the Company's long-term debt consisted primarily of $170,000,000 of 12-5/8% Senior Subordinated Notes due July 1, 1999 (the "Senior Subordinated Notes") and the remaining outstanding balance of the indebtedness contemplated by one of two senior secured credit agreements with Bankers Trust Company, as agent for a syndicate of banks (as amended, the "1989 Credit Agreement"). The principal amount outstanding under the second such credit agreement was prepaid in full in 1993.

     In March 1994, the Company refinanced the remaining balance under the 1989 Credit Agreement out of working capital and a $7,000,000 drawing under a $35,000,000 unsecured revolving credit agreement entered into with United Jersey Bank (the "Revolving Credit Agreement"), which Revolving Credit Agreement provides for the payment of interest at rates lower than those provided for in the 1989 Credit Agreement.

     The Company's obligations under the Revolving Credit Agreement and certain other loans bear interest at floating rates. The Revolving Credit Agreement provides for reductions in interest rate margins if certain financial criteria are met. During 1991, the Company was a party to certain interest rate swap transactions that had the effect of reducing the net interest expense in 1993 and 1992 on a portion of the Senior Subordinated Notes and that will reduce the net interest expense on such Senior Subordinated Notes through 1994.

     Interest on the Senior Subordinated Notes is payable each January 1 and July 1, and such Notes mature on July 1, 1999. The Company has the right to redeem the Senior Subordinated Notes in whole or in part at any time at a redemption price of 106.313% of their principal amount, which redemption price declines on July 1, 1994 to 104.734% and each July 1 thereafter until it reaches 100% of such principal amount beginning on July 1, 1997. The Company may not redeem the Senior Subordinated Notes prior to July 1, 1994 from or in anticipation of monies borrowed having an effective interest cost less than the Senior Subordinated Notes. The Company is considering refinancing the Senior Subordinated Notes when it is no longer subject to this restriction.

     No prepayments of the Senior Subordinated Notes are required prior to their maturity on July 1, 1999; provided, however, that the holders of the Senior Subordinated Notes have the right to require the Company to redeem such Notes at a premium in the event of a change of control (as defined) of the Company.

     The Company expects that the payment of principal and interest on its indebtedness will remain a significant use of the Company's funds for the foreseeable future. The Company expects to continue to make the principal and interest payments on its outstanding indebtedness as well as to meet its working capital and capital expenditure requirements primarily with funds provided by operations and borrowings under its available lines of credit. As of December 31, 1993, such lines of credit amounted to approximately $56,600,000 of which approximately $51,000,000 were unused. The ability of the Company to make payments of principal and interest on its indebtedness, and to comply with the financial covenants (discussed below) to which it is subject in connection with such indebtedness, is dependent on the Company's future performance and business growth, which are subject to financial, economic, competitive and other factors affecting the Company, many of which may be beyond the Company's control.

     The Senior Subordinated Notes impose certain limitations on the operations of the Company and its subsidiaries that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments, dispositions of property or assets, certain transactions with affiliates, and the payment by the Company of cash dividends to its stockholders.

     The Revolving Credit Agreement also imposes certain limitations on the operations of the Company as well as certain financial covenants including requirements as to interest coverage, current ratio, and adjusted net worth.

     The Company's deficit in shareholders' equity, which resulted from the payment of a special cash dividend of $40 per share to the Company's stockholders in 1989 ($20 per share after giving effect to a two-for-one stock split distributed in September 1992), declined to $29,419,000 at December 31, 1993 from $66,311,000 at December 31, 1992 primarily as a result of the Company's net earnings for 1993 and the value of shares of common stock issued for non-cash compensation and for acquisitions.

     Cash flows from operating activities were $53,100,000 in 1993, $46,526,000 in 1992, and $44,909,000 in 1991. The increase in 1993 and
1992 was due primarily to increased earnings in each period, which were partially offset in each period by changes in operating assets and liabilities. In 1993, increases in accounts receivable and inventory more than offset increases in accrued liabilities and accounts payable.

     Cash flows used in investing activities were $23,438,000 in 1993, $10,147,000 in 1992, and $15,710,000 in 1991. Such cash was used primarily to fund capital expenditures. The fluctuation between years was primarily due to the timing of capital expenditures.

     Cash flows used in financing activities were $36,206,000 in 1992, $30,288,000 in 1992, and $25,778,000 in 1991. Such cash, derived primarily from the continuing operations of the Company, was used primarily to prepay the long term debt under the Bankers Trust Credit Agreements.

     At December 31, 1993 the Company had working capital of $33,828,000, or 12% of total assets, compared to working capital of $29,417,000, or 11% of total assets, at December 31, 1992. The increase in working capital was due primarily to an increase in current deferred income taxes resulting from the implementation of FAS 109 and increases in accounts receivable and inventories.

     The Company's ratio of current assets to current liabilities (current ratio) was 1.4 at December 31, 1993 and 1.3 at December 31, 1992. The Company's ratio of current assets less inventory to current liabilities (quick ratio) was 1.0 at both December 31, 1993 and December 31, 1992. The increase in the current ratio in 1993 resulted primarily from the increase in working capital discussed above.

Impact of Inflation

     Inflation did not have a material impact on the Company's consolidated financial statements in the 1991 to 1993 period.

Other Matters

     In December 1991, the FASB issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") which became effective for fiscal years beginning after December 15, 1992. The Company generally does not provide such postretirement benefits. Therefore, the implementation of FAS 106 did not have a material effect on the Company's consolidated financial statements.

    In 1992 and 1993, the FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits", and Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which are effective for fiscal years beginning after December 15, 1993. Such statements are not expected to have a material effect on the Company's consolidated financial statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
Years Ended December 31, 1993, 1992 and 1991
(In thousands of dollars except per share data)
                                                1993        1992        1991
________________________________________________________________________________
Net sales                                     $451,694    $446,058    $435,128
Cost of sales                                  282,147     278,427     271,006

   Gross profit                                169,547     167,631     164,122

Marketing, administrative and
   development expenses                         95,434      95,441      94,642

   Operating profit                             74,113      72,190      69,480

Other income (expense):
   Interest income                               1,145       1,010       1,311
   Interest expense                            (28,828)    (31,080)    (35,259)
   Other, net                                     (969)     (3,302)     (4,066)
     Other income (expense), net               (28,652)    (33,372)    (38,014)

   Earnings before income taxes                 45,461      38,818      31,466
Income taxes                                    19,547      18,050      15,291

Earnings before cumulative effect of
  accounting change                             25,914      20,768      16,175

Cumulative effect of accounting change           1,459           -           -

Net earnings                                  $ 27,373    $ 20,768    $ 16,175
Earnings per share before cumulative effect
   of accounting change                       $   1.32    $   1.08    $    .88

Earnings per share from cumulative effect
   of accounting change                            .08           -           -

Earnings per common share                     $   1.40    $   1.08    $    .88


See accompanying notes to consolidated financial statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1993 and 1992
(In thousands of dollars except share data)


                                                                1993          1992
Assets
Current assets:
   Cash and cash equivalents                                $ 19,392      $ 26,042
   Accounts receivable, less allowance for doubtful
     accounts of $2,675 in 1993 and $2,665 in 1992            66,966        64,557
   Other receivables                                           2,598         3,291
   Inventories                                                32,035        28,323
   Prepaid expenses                                            1,278           614
   Deferred income taxes                                       5,892             -

     Total current assets                                    128,161       122,827

Property and equipment:
   Land and buildings                                         58,658        50,086
   Machinery and equipment                                   121,782       113,749
   Leasehold improvements                                      4,202         5,523
   Furniture and fixtures                                     10,180        10,680
   Construction in progress                                    7,386         5,094
                                                             202,208       185,132
   Less accumulated depreciation and amortization             81,458        72,970
     Property and equipment, net                             120,750       112,162


Patents, patent applications and rights, less accumulated
  amortization of $10,357 in 1993 and $8,977 in 1992           8,348         7,635

Excess of cost over fair value of net assets acquired, less
  accumulated amortization of $3,988 in 1993 and
  $4,049 in 1992                                               8,190         9,624

Deferred financing and other costs, less accumulated
  amortization of $16,262 in 1993 and $13,654 in 1992          1,611         4,223

Other assets                                                  12,758        11,793
                                                            $279,818      $268,264

See accompanying notes to consolidated financial statements.



                                                                      1993       1992
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
   Notes payable                                                    $ 5,557   $  3,511
   Current installments of long-term debt                            10,061     15,213
   Accounts payable                                                  22,908     21,353
   Accrued wages, salaries and related costs                         17,368     13,650
   Accrued interest                                                  11,127     11,646
   Other accrued liabilities                                         16,272     17,600
   Income taxes payable                                              11,040     10,437
     Total current liabilities                                       94,333     93,410

Long-term debt, less current installments                           190,058    225,278

Deferred income taxes                                                14,960      5,444
Deferred credits and other liabilities                                9,886     10,443
     Total liabilities                                              309,237    334,575

Commitments and contingent liabilities (note 8)

Shareholders' equity (deficit):
   Common stock, $.01 par value.  Authorized: 35,000,000
     shares in 1993 and 1992; Issued: 19,924,661
     shares in 1993 and 19,343,238 shares in 1992                       199        194
   Additional paid-in capital                                       108,361     95,551
   Retained earnings (deficit)                                     (137,676)  (165,049)
   Accumulated translation adjustment                                 5,063      6,723
                                                                    (24,053)   (62,581)
   Less deferred compensation and cost of treasury stock              5,366      3,730
     Shareholders' equity (deficit)                                 (29,419)   (66,311)
                                                                   $279,818   $268,264


See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 1993, 1992 and 1991
(In thousands of dollars)

                                                          Additional  Retained     Accumulated
                                                Common    Paid-in     Earnings     Translation  Deferred      Treasury
                                                 Stock    Capital     (Deficit)    Adjustment   Compensation  Stock
_____________________________________________________________________________________________________________________________



Balance, December 31, 1990                      $    88   $ 66,160   $(201,992)   $  8,626     $ (4,178)    $   (262)
Net earnings                                          -          -      16,175           -            -            -
Proceeds from awards of contingent stock, net         1        112           -           -            -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      3,763           -           -       (3,763)           -
Amortization                                          -          -           -           -        2,899            -
Non-cash compensation                                 3      5,287           -           -            -            -
Shares issued in acquisitions                         4     13,285           -           -            -            -
Foreign currency translation                          -          -           -        (824)           -            -

Balance, December 31, 1991                           96     88,607    (185,817)      7,802       (5,052)        (262)
Net earnings                                          -          -      20,768            -           -            -
Two-for-one stock split                              96        (96)          -            -           -            -
Proceeds from awards of contingent stock, net         1        101           -            -           -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      1,218           -            -      (1,218)           -
Amortization                                          -          -           -            -       2,802            -
Tax benefit in excess of amortization on
    stock awards                                      -        405           -            -           -            -
Non-cash compensation                                 1      3,786           -            -           -            -
Shares issued in acquisitions                         -      1,530           -            -           -            -
Foreign currency translation                          -          -           -       (1,079)          -            -

Balance, December 31, 1992                          194     95,551    (165,049)       6,723      (3,468)        (262)
Net earnings                                          -          -      27,373            -           -            -
Proceeds from awards of contingent stock, net         2        199           -            -           -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      4,591           -            -      (4,591)           -
Amortization                                          -          -           -            -       2,929            -
Tax benefit in excess of amortization on
    stock awards                                      -        542           -            -           -            -
Contingent stock forfeited                            -        (10)          -            -          10           (1)
Non-cash compensation                                 1      1,807           -            -           -            -
Shares issued in acquisitions                         2      5,681           -            -           -           17
Foreign currency translation                          -          -           -       (1,660)          -            -

Balance, December 31, 1993                     $    199  $ 108,361   $(137,676)   $   5,063   $  (5,120)    $   (246)

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 1993, 1992 and 1991
(In thousands of dollars)
                                                                              1993             1992           1991
    CASH FLOWS FROM OPERATING ACTIVITIES:
        Net earnings                                                        $ 27,373         $ 20,768      $ 16,175
        Adjustments to net earnings to reconcile to
          net cash provided by operating activities:
           Cumulative adjustment for effect of accounting change              (1,459)               -             -
           Depreciation and amortization of property and equipment            14,334           13,770        11,468
           Other depreciation and amortization                                10,210            9,837        11,412
           Deferred tax provision (benefit)                                    2,886              810        (3,054)
           Net losses (gains) on disposals of property and equipment             408              247           335
           Non-cash compensation                                               2,293            1,836         2,494
           Other, net                                                         (2,172)            (760)       (4,572)
           Change in operating assets and liabilities:
              Receivables                                                     (1,716)             201           (72)
              Inventories                                                     (2,466)              99          (757)
              Prepaid expenses                                                  (664)           1,620           470
              Accounts payable                                                 1,555             (515)          169
              Accrued interest                                                  (519)            (152)         (129)
              Other accrued liabilities                                        1,892           (3,166)       10,043
              Income taxes payable                                             1,145            1,931           927
            Net cash provided by operating activities                         53,100           46,526        44,909

    CASH FLOWS FROM INVESTING ACTIVITIES:

        Capital expenditures for property and equipment                      (22,474)         (11,226)      (15,945)
        Advance to subsidiary prior to acquisition                                 -                -        (5,000)
        Proceeds from joint venture                                                -            1,000         3,500
        Proceeds from sales of property and equipment                            203               79           817
        Net cash attributable to (purchases) sales of businesses              (1,167)               -           918
            Net cash used in investing activities                            (23,438)         (10,147)      (15,710)


    CASH FLOWS FROM FINANCING ACTIVITIES:

        Proceeds from long-term debt                                           5,501                -         7,263
        Principal payments on long-term debt                                 (43,753)         (24,326)      (33,875)
        Net proceeds (payments) on notes payable                               2,046           (5,962)       (2,266)
        Proceeds from financial instruments                                        -                -         3,100
            Net cash used in financing activities                            (36,206)         (30,288)      (25,778)

        Effect of exchange rate changes on cash and cash equivalents            (106)            (207)         (419)

    CASH AND CASH EQUIVALENTS:

        (Decrease) increase during the period                                 (6,650)           5,884          3,002
        Balance, beginning of period                                          26,042           20,158         17,156
        Balance, end of period                                              $ 19,392         $ 26,042       $ 20,158

    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

        Cash paid during the year for:
          Interest                                                          $ 26,735         $ 28,577       $ 31,047
          Income taxes                                                      $ 16,058         $ 15,714       $ 17,868

See accompanying notes to consolidated financial statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Sealed Air Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Certain of the Company's non-U.S. subsidiaries are included in the consolidated financial statements on a calendar year basis while the remaining non-U.S. subsidiaries are included on the basis of a fiscal year ended November 30. During 1993, the Company's U.K. subsidiary, Sealed Air Limited, changed its fiscal year to the calendar year. This change did not have a material effect on the Company's consolidated financial statements.

Where appropriate, prior years' financial statement amounts have been reclassified to conform with their 1993 presentation.

Foreign Currency

The financial statements of foreign subsidiaries have been translated into United States dollars in accordance with the Financial Accounting Standards Board ("FASB") Statement No. 52, "Foreign Currency Translation." Under Statement No. 52, all balance sheet accounts are translated at year-end exchange rates, and statement of operations items are translated at applicable month-end exchange rates. Resulting translation adjustments are made directly to a separate component of shareholders' equity (deficit).

Earnings before income taxes include aggregate exchange losses of $86,000 and $819,000 for the years ended December 31, 1993 and 1992, respectively, and exchange gains of $634,000 for the year ended
December 31, 1991.

Accounting and Reporting Changes

In December 1990, the FASB issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which became effective for fiscal years beginning after December 15, 1992. The Company has implemented Statement No. 106 but, since the Company generally does not provide such postretirement benefits, the effect on the consolidated financial statements was not material.

Effective January 1, 1993, the Company adopted FASB Statement No. 109 ("FAS 109"), "Accounting for Income Taxes." For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by Accounting Principles Board Opinion No. 11 ("APB 11"). The Company has adopted the liability method in accordance with FAS 109 without restating prior periods, resulting in a $1,459,000 credit to earnings in 1993 arising from the cumulative effect of this change in accounting principle.

Cash and Cash Equivalents

The Company's policy is to invest cash in excess of short-term operating and debt service requirements in income-producing investments held at banks and other financial institutions. Included in cash and cash equivalents are temporary cash investments with original maturities of three months or less of $4,347,000 and $24,823,000 at December 31, 1993 and 1992, respectively, which consisted of money market, repurchase agreement and commercial paper amounts stated at cost, which approximates market because of the short maturity of these instruments.

Financial Instruments

The Company is a party to various financial instruments with off-balance-sheet risk. These financial instruments include interest rate and foreign currency swap agreements, foreign exchange contracts and foreign currency option contracts. Such financial instruments serve to limit, fix or offset certain interest rate or foreign currency exposures on the Company's borrowings or trade activities. The Company would be exposed to credit risk in the event of non-performance by the counterparties to such financial instruments. However, the Company anticipates that the counterparties, who are major financial institutions, will meet their obligations under the various financial instruments.

Foreign exchange contracts and foreign currency option contracts outstanding at December 31, 1993 and 1992 have been reflected at their fair market values in the consolidated financial statements. The effects of such contracts are not material to the consolidated financial statements.

Accounts Receivable and Accounts Payable

The carrying amount of accounts receivable, net of the allowance for doubtful accounts, and accounts payable approximates fair value due to their short-term maturity.

Inventories

Inventories are stated at the lower of cost or market. The majority of U.S. inventories are valued using the last-in, first-out ("LIFO") method; other U.S. inventories, principally parts used in packaging systems, are valued using the first-in, first-out ("FIFO") method. Inventories of foreign operations are valued using primarily the FIFO method. Had the FIFO method (which approximates current cost) been used for all inventory at December 31, 1993, inventories would have been higher by $1,158,000 ($2,280,000 and $1,414,000 in 1992 and 1991,
respectively). The cost elements of work in process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Because the cost of certain inventories is determined on the LIFO method, it is not practical to present separately the components of inventories (raw material, work in process and finished goods).

Property and Equipment

Property and equipment are stated at acquisition cost. Property and equipment no longer in use or surplus to the Company's needs are carried at the lower of cost or fair value. Depreciation of buildings and equipment is provided over the estimated useful lives (generally periods ranging up to 40 years and 10 years, respectively) of the related assets. Amortization of leasehold improvements is provided over the lesser of the term of the lease or the asset's useful life. The Company uses primarily the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for income tax purposes.

Intangibles and Other Assets

Patents, patent applications and rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to 17 years. The excess of cost over fair value of net assets acquired is amortized over periods ranging up to 40 years. Other intangible assets, including non-competition agreements, included in other assets are amortized over the life of such agreements. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

Deferred financing costs, which were incurred by the Company in connection with the Special Dividend (note 2) and by Sentinel Holdings, Inc. prior to its acquisition by the Company, are charged to operations as additional interest expense over the life of the underlying indebtedness using the interest method adjusted to give effect to any early repayments.

Employee Benefit Plans

The Company has a noncontributory profit-sharing plan covering most U.S. employees except those employees covered by collective bargaining agreements, none of which provide for participation in the plan. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also has a thrift and section 401(k) plan in which most U.S. employees of the Company are eligible to participate except those employees who are covered by certain collective bargaining agreements that do not provide for participation in the plan. Under this plan, the Company matches 50% of each employee's contributions to a maximum Company contribution of 3% of the employee's compensation. Forfeitures of nonvested interests in each of these plans remain in the respective plans for the benefit of the remaining participants. The Company also has pension or profit-sharing plans for employees of certain foreign subsidiaries and certain U.S. employees who are covered by collective bargaining agreements. Company contributions to its profit-sharing, thrift and pension plans, net of forfeitures, are charged to operations and amounted to $6,734,000 in 1993 ($5,870,000 and $6,348,000 in 1992 and 1991, respectively).

The Company provides various other benefit programs to active employees including group medical, insurance and other welfare benefits. The costs of these benefit programs are charged to operations as incurred. Eligibility to participate in these programs generally ceases upon retirement or other separation from service except to the extent otherwise required by applicable law.

In November 1992, the FASB issued Statement No. 112, "Employers'
Accounting for Postemployment Benefits" ("FAS 112"), which is effective for fiscal years beginning after December 15, 1993. Adoption of FAS 112 is not expected to have a material effect on the Company's consolidated financial statements.

Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $9,168,000 in 1993 ($9,414,000 and $9,876,000 in 1992
and 1991, respectively).

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions.

As of January 1, 1993, the Company adopted FAS 109 which prescribed the liability method of accounting for income taxes. Prior to January 1, 1993 the Company accounted for income taxes as prescribed by APB 11 under which deferred taxes were recorded based on the current period's tax rates and laws and were not adjusted for subsequent changes in tax rates or laws. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
Deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized (note 7).

Earnings Per Common Share

Earnings per common share are computed on the basis of the weighted average number of shares of common stock outstanding during the year. The weighted average number of common shares outstanding in 1993 was 19,584,000 (19,208,000 and 18,474,000 in 1992 and 1991, respectively, after giving retroactive effect to the 1992 stock split (note 6)).

Note 2 Special Dividend Transaction

In 1989, the Company paid a special cash dividend (the "Special Dividend") of $40 per share to holders of record of the Company's common stock at the close of business on May 8, 1989 ($20 per share after giving retroactive effect to the 1992 stock split (note 6)). In order to finance a portion of the Special Dividend and pay related fees and expenses, the Company incurred senior indebtedness as contemplated by the term-loan portion of a senior secured credit facility and issued $170,000,000 aggregate principal amount of senior subordinated notes (note 5). The Company's deficit in shareholders' equity, which resulted from the payment of the Special Dividend, decreased to $29,419,000 at December 31, 1993 from $66,311,000 at December 31, 1992.


Note 3 Acquisitions, Joint Ventures and Divestitures

On August 15, 1991, the Company acquired Sentinel Holdings, Inc. ("Sentinel"), a manufacturer of protective packaging and other products, for 277,019 newly issued shares of the Company's common stock valued at $35-7/8 per share, and the assumption of Sentinel's indebtedness, including primarily a $30,000,000 term loan. In addition, the Company advanced $5,000,000 to Sentinel prior to the acquisition. The net assets of Sentinel acquired included property and equipment of approximately $26,500,000, intangible assets of approximately $12,000,000, including non-compete agreements, patents, deferred financing costs and the excess of cost over the fair value of net assets acquired, working capital of approximately $4,200,000 and other net assets of approximately $2,200,000. Such acquisition was accounted for as a purchase, and accordingly the consolidated financial statements include the results of Sentinel from the date of acquisition.

In August 1993, the Company acquired the assets of the Shurtuff Division of Shuford Mills, Inc., a manufacturer of durable protective mailers, in exchange for cash and newly issued shares of the Company's common stock. In July 1993, the Company acquired the assets of Polypride, Inc., a manufacturer of multi-web air cellular materials, in exchange for cash and treasury shares of the Company's common stock.
In April 1992, the Company acquired Aire Sellado S.A. de C.V., the Mexican licensee of the Company's air cellular technology, for newly issued shares of the Company's common stock. In December 1991, the Company's Canadian subsidiary sold its pool products business. In September 1991, the Company entered into a joint venture with Minnesota Mining and Manufacturing Company ("3M") under which 3M acquired a 50% interest in the Company's coated films business and an option to acquire the remaining 50% of such business. In May 1991, the Company acquired L. H. Ridgeway, Inc., a manufacturer of protective packaging materials, primarily Korrvu(R) suspension packaging, in exchange for newly issued shares of the Company's common stock. These acquisitions were accounted for as purchases, and these transactions were not material to the Company's consolidated financial statements.

Note 4 Geographic Areas

Sealed Air Corporation is a multinational company primarily engaged in the manufacture and sale of protective packaging materials and systems to a diverse group of customers. The Company's operations are conducted primarily in North America, Europe and the Far East, and its products are distributed in these areas as well as other parts of the world. Net sales for each major geographic area include transfers to other geographic areas. Such transfers are made at prices intended to provide reasonable and appropriate returns to the selling unit, and applicable eliminations have been applied to the intergeographic transactions.

Operating profit consists of net sales less operating expenses. Other income (expense), net and income taxes have not been added or deducted in the computation of operating profit for each geographic area. Corporate expenses have been allocated to the geographic areas for whose benefit the expenses were incurred.

Identifiable assets are those assets that are used in the Company's operations in each geographic area.


Information by Major Geographic Area:
(In thousands of dollars)

                       Net     Operating    Identifiable
                     Sales        Profit          Assets

1993
United States     $341,321      $ 59,059       $192,868
Europe              87,939        12,433         77,904
Other               34,893         2,621         22,891
Eliminations       (12,459)            -        (13,845)
   Consolidated   $451,694      $ 74,113       $279,818


1992
United States     $327,966      $ 53,886       $186,479
Europe             100,765        15,731         75,037
Other               30,919         2,573         20,135
Eliminations       (13,592)            -        (13,387)
   Consolidated   $446,058      $ 72,190       $268,264


1991
United States     $309,344      $ 47,007       $187,046
Europe              98,552        17,169         82,910
Other               41,637         5,304         19,778
Eliminations       (14,405)            -        (14,857)
   Consolidated   $435,128      $ 69,480       $274,877



NOTE: Net sales shown for the United States, Europe and Other include transfers to other geographic areas as follows: United States, 1993
- --$11,130,000; 1992 --$12,471,000; 1991 -- $12,792,000; Europe, 1993
- --$754,000; 1992 --$886,000; 1991 --$1,052,000;  Other, 1993 --
$575,000; 1992 --$235,000; 1991 --$561,000.




Note 5 Long-Term Debt

A summary of long-term debt at December 31, 1993 and 1992 follows:

(In thousands of dollars)                         1993        1992

Senior secured credit agreements               $ 16,851    $ 54,463
Industrial development revenue bonds              2,797       3,516
Other foreign loans                               9,948      11,949
12-5/8% Senior Subordinated Notes               170,000     170,000
Other                                               523         563
   Total                                        200,119     240,491
Less current installments                        10,061      15,213
   Long-term debt, less current installments   $190,058    $225,278



In 1989, the Company borrowed approximately $142,309,000 as contemplated by the term-loan portion of a senior secured credit agreement with Bankers Trust Company, as agent for a syndicate of banks (as amended, the "1989 Credit Agreement"), to finance a portion of the Special Dividend (note 2). In 1991, in connection with the Sentinel acquisition (note 3), the Company assumed the indebtedness, including $30,000,000 in term-loan indebtedness, of Sentinel outstanding under a senior secured Credit Agreement with Bankers Trust Company, as agent for a syndicate of banks (as amended, the "1991 Credit Agreement").
The principal amount outstanding under the 1991 Credit Agreement was prepaid in full in 1993.

The outstanding principal amount under the 1989 Credit Agreement is due in quarterly installments through December 1995. The 1989 Credit Agreement is collateralized by a security interest in substantially all of the U.S., British and Dutch assets of the Company, including the capital stock of most of the Company's subsidiaries.

The rate of interest on borrowings under the 1989 Credit Agreement is, at the Company's option, the Bankers Trust prime rate plus 3/4% or the reserve-adjusted Eurodollar rate plus 1-3/4%. The balance of $16,851,000 at December 31, 1993 consists of foreign borrowings that have been swapped for non-U.S. dollar obligations of the same final maturity. Such non-U.S. dollar obligations are denominated in Dutch guilders and British pounds sterling and bear interest at floating rates with a weighted average interest rate of 9.2% at December 31, 1993. Approximately $22,000,000 of the amount outstanding under the senior secured credit agreements at December 31, 1992 was attributable to foreign borrowings.

The Senior Subordinated Notes, which were issued in connection with the financing of the Special Dividend, bear interest at a fixed rate of 12-5/8% per annum and mature on July 1, 1999. The Company has a right to redeem the Senior Subordinated Notes in whole or in part at any time at a redemption price of 106.313% of their principal amount, which redemption price declines on July 1, 1994 and each July 1 thereafter until it reaches 100% of such amount beginning on July 1, 1997. The Company may not redeem the Senior Subordinated Notes prior to July 1, 1994 from or in anticipation of monies borrowed having an effective interest cost less than the Senior Subordinated Notes. The holders of the Senior Subordinated Notes have the right to require the Company to redeem such Notes at a premium in the event of a change in control (as defined) of the Company. The Senior Subordinated Notes are not subject to any sinking fund requirements and are subordinated to all other notes payable and long-term debt at December 31, 1993. During
1991, the Company was a party to certain interest rate swap transactions that had the effect of reducing the net interest expense in 1993, 1992 and 1991 on a portion of the Senior Subordinated Notes and that will reduce the net interest expense on such portion of the Senior Subordinated Notes through 1994.


The 1989 Credit Agreement and the Senior Subordinated Notes impose certain limitations on the operations of the Company and its subsidiaries that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments, dispositions of property or assets, certain transactions with affiliates and the payment by the Company of cash dividends or certain other distributions on its capital stock to its shareholders. In addition, the 1989 Credit Agreement imposes certain financial covenants including limitations on capital expenditures and requirements as to minimum interest coverage, current ratio, earnings before interest, taxes and certain non-cash charges, and adjusted net worth. The Company was in compliance with these financial covenants as of December 31, 1993.

Industrial development revenue bonds are due in installments through 2006. Such bonds bear interest at fixed and floating rates. The weighted average interest rate on these bonds was 5.2% at December 31, 1993. These bonds are collateralized by property and equipment with a net book value of approximately $7,614,000 at December 31, 1993.

Other foreign loans, certain of which are secured by foreign assets, are due in varying annual installments through 2006 with fixed and variable interest rates with a weighted average interest rate of 7.9% at December 31, 1993.

Under the 1989 Credit Agreement and other credit facilities, the Company had available lines of credit at December 31, 1993 of approximately $56,600,000 of which approximately $51,000,000 was unused. The Company is obligated to pay a commitment fee of 1/2% per annum of the daily average unused revolving credit commitment under the 1989 Credit Agreement. The Company is not subject to any material compensating balance requirements in connection with its lines of credit. At the Company's option, the revolving credit facility under the 1989 Credit Agreement may also be used for the issuance of letters of credit. The Company is required to pay a fee of 2-3/4% per annum on the daily average stated amount of outstanding letters of credit. There were letters of credit totalling $1,060,000 outstanding at December 31, 1993.

In accordance with FASB Statement No. 107, the Company is required to disclose the fair value of material financial instruments, including those recorded as liabilities in its consolidated financial statements. At December 31, 1993 the estimated fair values of the Company's indebtedness under its senior secured credit agreement, industrial development bonds, Senior Subordinated Notes and other foreign loans, none of which, except for the Senior Subordinated Notes, are marketable securities and all of which represent obligations of the Company that are repayable by the Company in accordance with their terms, were approximately $17,433,000, $2,801,000, $183,600,000 and $9,728,000,
respectively ($54,815,000, $3,408,000, $183,175,000 and $10,957,000,
respectively, at December 31, 1992). Such fair value estimates, except for the Senior Subordinated Notes, were derived by evaluating the nature and terms of each financial instrument, considering current economic and market conditions, and examining the cost of similar debt currently offered. The fair value estimate of the borrowings under the senior secured credit agreement also includes the effect of interest rate and foreign currency swap agreements related to such debt. The fair value of the Senior Subordinated Notes was 108.0% at December 31, 1993 (107.75% at December 31, 1992) based on over-the-counter bid prices published by Donaldson, Lufkin & Jenrette Securities Corporation. These estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the above estimates.

Scheduled annual maturities of long-term debt for the five years subsequent to December 31, 1993 are as follows: 1994 -- $10,061,000; 1995 -- $5,024,000; 1996 --$9,479,000; 1997 -- $2,776,000 and 1998 --
$990,000.


Note 6 Shareholders' Equity (Deficit)

On May 15, 1992, the Company's shareholders approved an increase in the authorized number of shares of common stock that the Company may issue from 20,000,000 shares to 35,000,000 shares.


On July 23, 1992, the Company's Board of Directors declared a two-for-one stock split in the nature of a 100% stock dividend ("1992 stock split") that was distributed on September 18, 1992 to the holders of record of the Company's common stock at the close of business on September 4, 1992. As a result, a transfer was made from additional paid-in capital to common stock in an amount equal to the aggregate par value of the shares of common stock issued pursuant to this stock split. Share and per share data and share information in the consolidated financial statements and notes thereto have been adjusted to give retroactive effect to the 1992 stock split where appropriate.

A summary of changes in issued and outstanding shares of common stock and shares of treasury stock of the Company follows:
                                                        1993          1992             1991
______________________________________________________________________________________________
Changes in common stock:
   Number of shares issued, beginning of year       19,343,238      9,554,681      8,841,417
   Two-for-one stock split                                   -      9,671,619              -
   Non-cash compensation                                70,900         52,741        224,100
   Awards of contingent stock                          294,200         34,200        112,150
   Shares issued in acquisitions                       216,323         29,997        377,014
   Number of shares issued, end of year             19,924,661     19,343,238      9,554,681

Changes in treasury stock:
   Number of shares held, beginning of year            126,986         63,493         63,493
   Two-for-one stock split                                   -         63,493              -
   Shares issued in acquisition                         (8,180)             -              -
   Contingent stock forfeited                              500              -              -
   Number of shares held, end of year                  119,306        126,986         63,493


Non-cash compensation in each year includes shares issued for a portion of the Company's contribution to its profit-sharing plan for the respective preceding year and shares issued to non-employee directors in the form of awards under the restricted stock plan for non-employee directors discussed below. In addition, in 1991, such compensation included shares issued as non-cash bonuses for the preceding year paid to certain employees, including executive officers, in the form of awards under the Company's contingent stock plan. The aggregate amount of non-cash compensation charged to operations amounted to $2,293,000, $1,836,000 and $2,494,000 in 1993, 1992 and 1991, respectively.

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of three years after issue. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the stock was issued. Such restriction will lapse prior to the expiration of the three-year period if certain events occur which affect the existence or control of the Company.

The excess of fair value over the award price of contingent stock is charged to operations as compensation over the vesting periods of such awards. In 1993, such charges amounted to $2,929,000 ($2,802,000 and $2,889,000 in 1992 and 1991, respectively).

The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity (deficit).

An additional 400,000 shares were authorized for future issuance under the contingent stock plan in 1991. At December 31, 1993, 554,100 shares of common stock were reserved for issuance under such plan after giving effect to adjustments provided for by the plan to reflect the 1992 stock split.

In 1991, the Company adopted a restricted stock plan for non-employee directors, and 50,000 shares were authorized for future issuance under this plan. This plan provides for initial grants of shares to newly elected non-employee directors and annual grants of shares to non-employee directors for less than 100% of fair value at date of grant in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the granting price of shares issued under this plan is charged to operations at the date of such grant. At December 31, 1993, 87,800 shares of common stock were reserved for issuance under such plan after giving effect to adjustments provided for by the plan to reflect the effect of the 1992 stock split.

The Company currently has the authority to issue 1,000,000 shares of preferred stock, without par value, none of which were issued at December 31, 1993.

Note 7 Income Taxes

The Company adopted FAS 109 effective January 1, 1993. FAS 109 provides a liability method under which deferred taxes are provided based upon enacted tax rates and laws applicable to the periods in which the taxes become payable. For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by APB 11 under which deferred taxes were recorded based on the current period's tax rates and laws without adjustment for subsequent changes. The cumulative effect of this change at January 1, 1993 was a reduction of deferred tax liability and a corresponding credit to earnings of $1,459,000, or $0.08 per share, in 1993.

The components of earnings before income taxes and the cumulative effect of this accounting change follow:

(In thousands of dollars)
                                                 1993              1992               1991
______________________________________________________________________________________________
Domestic                                      $ 32,721            $ 24,246         $ 12,679
Foreign                                         12,740              14,572           18,787
  Earnings before income taxes                $ 45,461            $ 38,818         $ 31,466


The components of the provision for income taxes follow:
(In thousands of dollars)

                                                 1993              1992               1991
______________________________________________________________________________________________
Current tax provision:

  U.S. federal                                $  9,816            $  9,364         $  8,700
  U.S. state and local                           2,210               2,525            1,541
  Foreign                                        4,635               5,351            8,104
                                                16,661              17,240           18,345
Deferred tax provision (benefit):

  Domestic                                       3,090                 400           (2,900)
  Foreign                                         (204)                410             (154)
                                                 2,886                 810           (3,054)
Provision for income taxes                    $ 19,547            $ 18,050         $ 15,291

The significant components of the Company's deferred tax liabilities and assets at December 31, 1993 as established in accordance with FAS 109 are as follows:

(In thousands of dollars)
                                                                 1993

Deferred tax assets:
  Facilities consolidation and integration                    $ 2,766
  Accrued expenses                                              2,237
  Deferred financing and other costs                            1,000
  Property and equipment                                        1,092
  Deferred revenue                                                924
  Other                                                         3,045
    Gross deferred tax assets                                  11,064

Deferred tax liabilities:
  Property and equipment                                       14,071
  Patents and other intangibles                                 2,611
  Other                                                         2,872
    Gross deferred tax liabilities                             19,554
    Net deferred tax liability                                $ 8,490



Prior to the implementation of FAS 109, deferred income taxes arose from differences in the timing of the recognition of revenue and expenses for income tax purposes and for financial reporting purposes without subsequent adjustment for changes in tax laws and regulations. The major components of the deferred income tax provision (benefit) relate to deferred revenue, amortization, depreciation and other items, including the effects of the Special Dividend (note 2) and the Sentinel acquisition (note 3), as follows:

(In thousands of dollars)
                                                    1992                  1991
Domestic:
  Facilities consolidation and integration
    expense                                      $  (412)             $ (1,294)
  Deferred revenue                                   349                (1,250)
  Amortization                                       438                  (832)
  Non-cash compensation                             (382)                  674
  Depreciation                                       496                   322
  Other                                              (89)                 (520)

  Domestic deferred tax provisions (benefit)         400                (2,900)

Foreign:
  Depreciation                                       202                    29
  Other                                              208                  (183)

    Foreign deferred tax provision (benefit)         410                  (154)

Deferred tax provision (benefit)                 $   810              $ (3,054)




The Company has determined that a valuation allowance for the deferred tax assets is not required since the Company expects that it is more likely than not that the deferred tax assets of $11,064,000 will be realized based on the future reversals of existing deferred tax liabilities and the continuation of earnings, which may be affected by factors outside the Company's control.

Implementation of FAS 109 required certain adjustments to intangible assets arising from acquisitions by the Company. As a result, the Company has increased patents and other intangible assets as recorded on its balance sheet at January 1, 1993 by approximately $2,000,000.

As a result of the Omnibus Budget Reconciliation Act of 1993 ("1993 Tax Act"), the statutory U.S. federal tax rate to which the Company was subject in 1993 increased from 34% to 35%. The Company has determined that the effect of the 35% rate as applied to deferred tax assets and liabilities established under FAS 109 is not material.

An explanation of the difference between the effective income tax rate and the statutory U.S. federal income tax rate expressed as a percentage of earnings before income taxes for the years ended December 31, 1993, 1992 and 1991 follows:

                                                                 1993       1992       1991
______________________________________________________________________________________________

Statutory U.S. federal income tax rate                           35.0%      34.0%      34.0%

Provision for foreign withholding taxes
 and additional U.S. taxes on
 repatriated and accumulated earnings of
 foreign subsidiaries                                             1.8        2.2        3.3

Tax effect of U.S. expenses not subject
 to tax benefit                                                   1.7        3.0        3.8

State income taxes, net of U.S. federal income tax benefit        4.2        4.3        3.2

Taxes on foreign earnings at other than the
  statutory U.S. federal income tax rate                         (1.1)       0.7        2.9


Other miscellaneous items                                         1.4        2.3        1.4

Effective income tax rate                                        43.0%      46.5%      48.6%


As a consequence of the Special Dividend discussed in note 2, the Company's tax provision for 1993, 1992 and 1991 gives effect to foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional U.S. taxes on such accumulated earnings. The Company has provided U.S. and foreign income taxes on the accumulated earnings of the Company's foreign subsidiaries through December 31, 1993.

The Company's Dutch subsidiary is entitled to certain tax incentives to manufacture certain product lines under agreements with local tax authorities. The total amount of such incentives is dependent on the profitability of such product lines over a period extending through 1999.

Note 8 Commitments and Contingent Liabilities

The Company is obligated under the terms of various leases covering many of the facilities occupied by the Company. The Company accounts for substantially all of its leases as operating leases. Net rental expense for 1993 was $7,803,000 ($7,888,000 and $6,648,000 in 1992 and
1991, respectively). Estimated future minimum annual rental commitments under noncancelable real property leases expiring through 2006 are as follows: 1994 -- $5,955,000; 1995 -- $5,022,000; 1996 --
$3,504,000; 1997 -- $3,383,000; 1998 -- $2,645,000; and subsequent years - $5,582,000.

The Company is involved in various legal actions incidental to its business as well as various environmental matters or proceedings, which primarily include clean-up obligations (including superfund sites) as well as other matters or claims that could result in additional environmental proceedings. Company management believes, after consulting with counsel, that the disposition of such litigation, matters and proceedings will not have a material effect on the Company's consolidated financial statements.

Note 9 Subsequent Event (Unaudited)

In March 1994, the Company refinanced the remaining balance under the 1989 Credit Agreement out of working capital and a $7,000,000 drawing under a $35,000,000 unsecured Revolving Credit Agreement entered into with United Jersey Bank, which Revolving Credit Agreement provides for interest rates lower than those provided for in the 1989 Credit Agreement.



Independent Auditors' Report


The Board of Directors and Shareholders
Sealed Air Corporation:

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.

                                   S/KPMG Peat Marwick
                                   KPMG Peat Marwick


Short Hills, New Jersey
January 19, 1994



Interim Financial Information (Unaudited)
(In thousands of dollars except per share data)

Quarter       Net sales              Gross Profit             Net Earnings             Earnings Per Share(1)

          1993       1992          1993        1992         1993         1992           1993         1992

First(2)$109,146   $109,993     $ 41,107    $ 41,463     $  7,517     $  4,992       $    .39    $    .26
Second   113,652    112,144       43,131      42,750        7,029        5,728            .36         .30
Third    110,215    110,185       41,419      41,107        5,827        4,677            .30         .24
Fourth   118,681    113,736       43,890      42,311        7,000        5,371            .35         .28
Year    $451,694   $446,058     $169,547    $167,631     $ 27,373     $ 20,768       $   1.40    $   1.08

(1) Adjusted for the effect of a two-for-one stock split in the nature of a 100% stock dividend distributed in September, 1992.
(2) Included in 1993 First Quarter net earnings and earnings per share is a cumulative credit adjustment of $1,459,000, or $0.08 per share, resulting from the implementation of Financial Accounting Standard No. 109.



Common Stock Information                           1992*              High        Low
The Company's Common Stock is listed
on the New York Stock Exchange
(trading symbol: SEE).                             First Quarter      $28-7/16    $22-7/16

The adjacent table sets forth the                  Second Quarter     $26-1/2     $21-7/8
high and low sales prices for the
Company's Common Stock for each quarter            Third Quarter      $26-1/8     $22-1/8
during the two-year period ended
December 31, 1993.                                 Fourth Quarter     $26         $20-1/2


The Company is currently subject to                1993
certain covenants in loan documents
that restrict the payment of cash                  First Quarter      $26         $21
dividends.  No dividends were paid
in 1993 or 1992.                                   Second Quarter     $25-7/8     $21-3/4

As of March 11, 1994 there were approximately      Third Quarter      $29-1/4     $23-1/8
1,230 holders of record of the Company's
Common Stock.                                      Fourth Quarter     $32         $27


                             *Stock prices for the periods prior to the
                              fourth quarter of 1992 have been adjusted to reflect the effect of a two-for-one stock split in the nature of a 100% stock dividend distributed on September 18, 1992 to stockholders of record at September 4, 1992.
