Form 10-K405, Exhibit 13
period 1994-12-31
SEALED AIR CORP
filed 1995-03-28
CIK 88204

EXHIBIT 13
Selected Financial Data
(In thousands of dollars except per share data)

						   1994      1993       1992      1991(1)    1990
Consolidated Earnings Statement Data
Net sales by class of product:
  Engineered products                           $208,363   $180,508   $176,541   $165,926  $160,548
  Surface protection and other
    cushioning products                          242,864    209,909    206,447    199,800   188,108
  Food packaging products                         56,444     51,023     52,727     49,207    44,247
  Other products                                  11,515     10,254     10,343     20,195    20,365
    Total                                        519,186    451,694    446,058    435,128   413,268
Cost of sales                                    327,423    282,147    278,427    271,006   262,694
Marketing, administrative and
  development expenses                           107,854     95,434     95,441     94,642    83,130
Operating profit                                  83,909     74,113     72,190     69,480    67,444
Other income (expense), net                      (22,706)   (28,652)   (33,372)   (38,014)  (42,970
Earnings before income taxes                      61,203     45,461     38,818     31,466    24,474
Income taxes                                      23,987     19,547     18,050     15,291    13,094
Earnings before cumulative effect of
  accounting change and early
  redemption of subordinated notes                37,216     25,914     20,768     16,175    11,380
Cumulative effect of accounting change(2)              -      1,459          -          -         -
Early redemption of subordinated
  notes, net of income taxes(3)                   (5,576)         -          -          -         -
Net earnings                                    $ 31,640   $ 27,373   $ 20,768   $ 16,175  $ 11,380

Earnings per common share(4):
  Before cumulative effect of accounting
   change and early redemption of
   subordinated notes                           $   1.87   $   1.32   $   1.08   $    .88  $    .65
  Cumulative effect of accounting change(2)            -        .08          -          -         -
  Early redemption of subordinated notes,
   net of income taxes(3)                           (.28)         -          -          -         -
  Net earnings                                  $   1.59   $   1.40   $   1.08   $    .88  $    .65

____________________________________________________________________________________________________
Consolidated Balance Sheet Data
Working capital                                 $ 15,767   $ 33,828   $ 29,417   $ 18,495  $ 22,320
Total assets                                     331,117    279,818    268,264    274,877   225,473
Long-term debt, less
  current installments                           155,293    190,058    225,278    253,746   259,082
Shareholders' equity (deficit)                    11,012    (29,419)   (66,311)   (94,626) (131,558)



[FN]
(1)Includes the operations of Sentinel Holdings, Inc. from the date of its acquisition in August 1991.

(2)Reflects cumulative effect of the implementation as of January 1, 1993 of Financial Accounting Standard No. 109, "Accounting for
Income Taxes." (See notes 1 and 7 to the Consolidated Financial
Statements.)

(3)Reflects charge arising from the early redemption in July 1994 of the Company's 12-5/8% Senior Subordinated Notes, net of applicable income taxes. (See note 4 to the Consolidated Financial Statements.)

(4)Per common share data has been restated for periods prior to 1992 to reflect the two-for-one stock split in the nature of a 100% stock dividend distributed on September 18, 1992 to shareholders of record at the close of business on September 4, 1992.





Management's Discussion and Analysis of Results of Operations and
Financial Condition

     On January 10, 1995, the Company acquired Trigon Industries Limited ("Trigon"), a privately owned New Zealand manufacturer of flexible packaging materials, for a purchase price of approximately $57 million consisting of 882,930 newly issued shares of the Company's common stock and $25,496,000 in cash paid primarily from borrowings under the Company's 1994 Credit Facility discussed below. As this acquisition occurred after December 31, 1994, the following discussion does not reflect any of the operating results of Trigon.

     On an unaudited pro forma basis, assuming that this acquisition had occurred on January 1, 1994, the Company's net sales in 1994 would have been $591,529,000 and earnings and earnings per common share, excluding the extraordinary after-tax charge to earnings attributable to the refinancing of the Company's 12-5/8% senior subordinaed Notes (the "12-5/8% Notes"), would have been $39,050,000 and $1.88, respectively. (See note 9 to the Consolidated Financial Statements.) These pro forma results give effect to certain adjustments and estimates and are not necessarily indicative of the results of operations that would have occurred had the Trigon acquisition actually taken place on January 1, 1994 or of the Company's future operating results.

Results of Operations

Net Sales

     Net sales increased 15% in 1994 compared with 1993 and 1% in 1993 compared with 1992.

     The increase in net sales in 1994 resulted primarily from increased unit volume in the Company's major classes of products and, to a lesser extent, the additional net sales of businesses acquired in 1994 and 1993. Higher average selling prices also contributed modestly to the increase in net sales. Foreign currency translation did not have a significant effect on the Company's operating results in 1994.

     The modest increase in net sales in 1993, which reflected the worldwide recessionary business environment during 1993, resulted primarily from increased unit volume in certain of the Company's products and the additional sales of Shurtuff(R) durable mailers, a product line acquired in August 1993. These higher net sales were partially offset by the unfavorable effect of foreign currency translation and, to a lesser extent, lower average selling prices in certain product lines. The increase in net sales would have been higher by approximately 3% in 1993 had foreign exchange rates for 1993 been at their 1992 levels.

     Net sales from domestic operations increased 12% in 1994 compared with 1993 and 4% in 1993 compared with 1992. The increase in 1994 resulted primarily from increases in unit volume of the Company's major classes of products and the additional sales of Shurtuff(R) durable mailer products. The increase in 1993 was primarily due to increased unit volume of the Company's principal engineered products, air cellular products and the additional sales of Shurtuff(R) durable mailer products, which increases were partially offset by lower net sales of food packaging products and, to a lesser extent, other products.

     Net sales from foreign operations increased 22% in 1994 compared with 1993 primarily due to increased unit volume of the Company's major classes of products and the additional sales of products added as a result of acquisitions that the Company made in Europe during 1994. Net sales from foreign operations decreased 7% in 1993 compared with 1992 primarily due to the unfavorable effect of foreign currency translation in 1993 and lower average selling prices in certain product lines, which more than offset higher unit volume experienced by the Company's foreign operations in 1993. Excluding the unfavorable effect of foreign currency translation, net sales from foreign operations would have increased modestly in 1993.

     Net sales of engineered products, which consist primarily of Instapak(R) products and thick polyethylene foams, increased 15% in 1994 compared with 1993 and 2% in 1993 compared with 1992. The increase in 1994 was due primarily to increased unit volume of these products and Korrvu(R) suspension packaging as well as fabricated packaging materials produced by Delsopak S.A., a small French company acquired in May 1994. The 1993 increase was primarily due to increased unit volume of thick polyethylene foams.

     Net sales of surface protection and other cushioning products, primarily air cellular products, thin polyethylene foam products and protective and durable mailers, increased 16% in 1994 compared with 1993 and 2% in 1993 compared with 1992 primarily due to increased unit volume of certain products, including in 1994 the additional sales of Emballasje-Teknikk A/S, a Norwegian manufacturer of air cellular and other protective packaging products that the Company acquired in September 1994 and the additional sales of Shurtuff(R) products, which also contributed to the 1993 increase.

     Net sales of food packaging products, which consist primarily of Dri-Loc(R) pads, increased 11% in 1994 compared with 1993 but decreased 3% in 1993 compared with 1992. In each of 1994 and 1993, this class of products experienced higher unit volume. In 1994, the added sales of Hereford Paper and Allied Products Limited, an English manufacturer of absorbent food pads that the Company acquired in July 1994, also contributed to the increased sales. In 1993, changes in product mix to products with lower average selling prices more than offset the higher 1993 unit volume.

    Net sales of other products increased 12% in 1994 compared with 1993 but decreased 1% in 1993 compared with 1992.

Costs and Expenses

     Cost of sales increased 16% in 1994 compared with 1993 and 1% in 1993 compared with 1992 reflecting primarily the higher level of net sales in each period. In 1994, the effect of certain higher raw material costs was partially offset by certain production efficiencies. In 1993, the effect of certain manufacturing consolidation expenses was partially offset by certain lower raw material costs. Cost of sales as a percentage of net sales increased modestly in 1994, 1993 and 1992.

     Marketing, administrative and development expenses increased 13% in 1994 compared with 1993 and remained substantially unchanged in 1993 compared with 1992. The increase in 1994 reflects primarily the Company's higher level of net sales, the added marketing, administrative and development expenses of acquired companies, and costs associated with integrating acquisitions completed in 1994. Marketing, administrative and development expenses declined modestly as a percentage of net sales each year from 1992 to 1994 primarily reflecting certain operating efficiencies as well as certain cost control measures.

Operating Profit

     Operating profit increased 13% in 1994 compared with 1993 and 3% in 1993 compared with 1992 primarily due in each year to the Company's higher net sales and the relative changes in the Company's costs and expenses discussed above. Domestic operating profit increased 12% in 1994 compared with 1993 and 10% in 1993 compared with 1992.

     Foreign operating profit increased 20% in 1994 compared with 1993 primarily due to higher net sales partially offset by changes in certain costs and expenses. Foreign operating profit decreased 18% in 1993 compared with 1992 primarily reflecting the unfavorable effect of foreign currency translation and the level of costs and expenses related to sales.

Other Income (Expense)

     Other income (expense) decreased to $22,706,000 in 1994 compared with $28,652,000 in 1993 and $33,372,000 in 1992. Interest expense, which is the principal component of this item, decreased to $19,363,000 in 1994 from $28,828,000 in 1993 and $31,080,000 in
1992. The lower amount of interest expense in each year resulted primarily from lower average borrowings as well as, in 1994, the refinancing of the 12-5/8% Notes at lower interest rates in July 1994.

Income Taxes

     The Company's effective income tax rate was 39.2%, 43.0% and 46.5% in 1994, 1993 and 1992, respectively. The Company's effective tax rate was higher than the statutory U.S. federal income tax rate in each year primarily due to state income taxes, foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional United States income taxes on such accumulated foreign earnings. The Company's effective tax rate declined to 39.2% in 1994 from 43.0% in 1993 primarily due to other lower tax provisions required, including a lesser amount of U.S. expenses not subject to tax benefit. The Company anticipates that its effective income tax rate in 1995 will remain at a rate comparable to that in 1994.

     As of January 1, 1993, the Company implemented Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are established or modified based on enacted tax laws or tax rates. For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by Accounting Principles Board Opinion No. 11 under which previously established deferred tax assets and liabilities were not adjusted when tax laws or tax rates were changed. As a result of implementing FAS 109, the Company adjusted its deferred tax assets and liabilities in 1993 to conform with current enacted tax rates and made certain other adjustments required by FAS 109. The cumulative effect of this accounting change resulted in a credit to earnings of $1,459,000, or $0.08 per share, in 1993.

Early Redemption of Senior Subordinated Notes

     On July 8, 1994, the Company redeemed all of the outstanding 12-5/8% Notes at a price of 104.734% of their aggregate principal amount together with accrued interest to the date of redemption. The early redemption of the 12-5/8% Notes resulted in an after-tax charge to earnings of $5,576,000, or $.28 per share, in 1994 reflecting the 4.734% call premium due on the redemption of the 12-5/8% Notes and the write-off of the related unamortized deferred financing costs.

Earnings

     Excluding the extraordinary charge to earnings in 1994 attributable to the refinancing of the 12-5/8% Notes and the cumulative effect of the accounting change in 1993 related to the implementation of FAS 109, earnings increased 44% in 1994 compared with 1993 and 25% in 1993 compared with 1992. After giving effect to these items, net earnings increased 16% in 1994 compared with 1993 and 32% in 1993 compared with 1992.

Liquidity and Capital Resources

     On June 8, 1994, the Company and certain of its subsidiaries entered into a credit agreement (the "1994 Credit Facility") with Bankers Trust Company, as agent, and a syndicate of banks, which provides for a five-year $175 million unsecured revolving credit facility (the "1994 Revolving Credit Facility") and an unsecured five-year $100 million term loan facility (the "1994 Term Loan Facility"). The 12-5/8% Notes were redeemed on July 8, 1994 with the proceeds of $178 million of borrowings under the 1994 Credit Facility.

     Long-term debt, less current installments declined to $155,293,000 at December 31, 1994 from $190,058,000 at December 31,
1993 due primarily to a net reduction of outstanding long-term indebtedness during 1994, while current installments of long-term debt increased to $22,579,000 at December 31, 1994 from $10,061,000 at December 31, 1993 reflecting the timing of scheduled maturities. As noted above, in connection with the Trigon acquisition, the Company incurred $25,496,000 of additional borrowings in January 1995 primarily under the 1994 Credit Facility and also assumed approximately $20 million of Trigon's net long-term indebtedness. Such Trigon indebtedness is due in varying annual installments through 2006 with fixed and variable interest rates ranging from 6.0% to 10.8%.

     The 1994 Term Loan Facility is repayable at the rate of $20,000,000 aggregate principal amount per year in equal quarterly installments through June 30, 1999. The 1994 Revolving Credit Facility has no required annual minimum paydown provision, but the available commitment under such Facility will be reduced by $25,000,000 on each of June 30, 1997 and June 30, 1998. The 1994
Credit Facility terminates on June 30, 1999, and all outstanding loans thereunder must be repaid on or before such date.

     The Company's obligations under the 1994 Credit Facility and certain other lines of credit bear interest at floating rates. The 1994 Credit Facility provides for changes in interest rate margins based on certain financial criteria and imposes certain limitations on the operations of the Company that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments and capital expenditures, dispositions of property or assets, certain transactions with affiliates and the payment by the Company of cash dividends to its stockholders, as well as certain financial covenants including requirements as to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1994.

     The Company expects that the payment of principal and interest on its indebtedness will remain a significant use of the Company's funds for the foreseeable future. The Company expects to continue to make the principal and interest payments on its outstanding indebtedness as well as to meet its working capital and capital expenditure requirements primarily with funds provided by operations and borrowings under its available lines of credit. As of December 31, 1994, on a pro forma basis after giving effect to the Trigon acquisition, such lines of credit amounted to approximately $197,000,000 of which approximately $97,000,000 were unused. The ability of the Company to make payments of principal and interest on its indebtedness, and to comply with the financial covenants to which it is subject in connection with such indebtedness, is dependent on the Company's future performance and business growth, which are subject to financial, economic, competitive and other factors affecting the Company, many of which may be beyond the Company's control.

     The Company's shareholders' equity increased to $11,012,000 at December 31, 1994 from a deficit of $29,419,000 at December 31, 1993 primarily as a result of the Company's net earnings for 1994 and the value of shares of common stock issued for non-cash compensation and for acquisitions. The prior deficit in shareholders' equity arose from the payment in 1989 of a special cash dividend of approximately $330 million.

     Cash flows from operating activities were $62,941,000 in 1994, $53,100,000 in 1993 and $46,526,000 in 1992. The increase each year was due primarily to increased earnings partially offset by changes in operating assets and liabilities.

     Cash flows used in investing activities were $32,518,000 in 1994, $23,438,000 in 1993 and $10,147,000 in 1992. Such cash was used primarily to fund capital expenditures and acquisitions. The fluctuation between years was primarily due to the timing of acquisitions and capital expenditures.

     Cash flows used in financing activities were $39,097,000 in 1994, $36,206,000 in 1993 and $30,288,000 in 1992. Such activities primarily involved, in 1994, the refinancing of the 12-5/8% Notes and, in each year, repayment of long-term debt.

     At December 31, 1994 the Company had working capital of $15,767,000, or 5% of total assets, compared to working capital of $33,828,000, or 12% of total assets, at December 31, 1993. The decrease in working capital was due primarily to an increase in current liabilities which more than offset increases in accounts receivable and inventories and to a decrease in cash and cash equivalents at December 31, 1994. Such changes to the Company's operating accounts are primarily attributable to the 1994 level of operations combined with the effect of acquisitions, the timing of debt maturities and the refinancing of the 12-5/8% Notes.

     The Company's ratio of current assets to current liabilities (current ratio) was 1.1 at December 31, 1994 and 1.4 at December 31, 1993. The Company's ratio of current assets less inventory to current liabilities (quick ratio) was 0.8 at December 31, 1994 and
1.0 at December 31, 1993. The decrease in the current ratio in 1994 resulted primarily from the decrease in working capital discussed above.

Impact of Inflation

     Inflation did not have a material impact on the Company's consolidated financial statements in the 1992 to 1994 period.

Other Matters

     In 1993 and 1994, the FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits", and Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which are effective for fiscal years beginning after December 15, 1993. The adoption of such statements did not have a material effect on the Company's consolidated financial statements.

     The Company's worldwide operations are subject to environmental laws and regulations which, among other things, impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company reviews the effects of environmental laws and regulations on its operations and believes that it is in substantial compliance with all material applicable environmental laws and regulations.

     At December 31, 1994, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings or private environmental claims for the cleanup of superfund or other sites. The Company may have potential liability for investigation and clean-up of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1994 and 1993, such environmental related provisions are not material and the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with certainty.







SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
Years Ended December 31, 1994, 1993 and 1992
(In thousands of dollars except per share data)
						     1994        1993        1992
____________________________________________________________________________________
Net sales                                          $519,186    $451,694    $446,058
Cost of sales                                       327,423     282,147     278,427

   Gross profit                                     191,763         169,547     167,631

Marketing, administrative and
   development expenses                             107,854      95,434      95,441

   Operating profit                                  83,909      74,113      72,190

Other income (expense):
   Interest income                                    1,140       1,145       1,010
   Interest expense                                 (19,363)    (28,828)    (31,080)
   Other, net                                        (4,483)       (969)     (3,302)
     Other income (expense), net                    (22,706)    (28,652)    (33,372)

Earnings before income taxes                         61,203      45,461      38,818
Income taxes                                         23,987      19,547      18,050

Earnings before cumulative effect of
  accounting change and early redemption
  of subordinated notes                              37,216      25,914      20,768

Cumulative effect of accounting change                    -       1,459           -

Early redemption of subordinated notes,
  net of income taxes                                (5,576)          -           -

Net earnings                                       $ 31,640    $ 27,373    $ 20,768

Earnings per common share:
  Before cumulative effect of accounting change
    and early redemption of subordinated notes     $   1.87    $   1.32    $   1.08

  Cumulative effect of accounting change                  -         .08           -

  Early redemption of subordinated notes,
  net of income taxes                                  (.28)          -           -

  Net earnings per common share                    $   1.59    $   1.40    $   1.08

See accompanying notes to consolidated financial statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1994 and 1993
(In thousands of dollars except share data)
								1994          1993
Assets
Current assets:
   Cash and cash equivalents                                  $11,153      $ 19,392
   Accounts receivable, less allowance for doubtful
     accounts of $3,970 in 1994 and $2,675 in 1993             91,321        66,966
   Other receivables                                            3,866         2,598
   Inventories                                                 38,259        32,035
   Prepaid expenses                                             1,009         1,278
   Deferred income taxes                                        6,223         5,892

     Total current assets                                     151,831       128,161

Property and equipment:
   Land and buildings                                          67,226        58,658
   Machinery and equipment                                    141,981       121,782
   Leasehold improvements                                       5,029         4,202
   Furniture and fixtures                                      12,224        10,180
   Construction in progress                                     5,864         7,386
							      232,324       202,208
   Less accumulated depreciation and amortization              96,154        81,458
     Property and equipment, net                              136,170       120,750


Patents and patent rights, less accumulated
  amortization of $11,819 in 1994 and $10,357 in 1993           9,647         8,348

Excess of cost over fair value of net assets acquired, less
  accumulated amortization of $4,715 in 1994 and
  $3,988 in 1993                                               19,710         8,190

Deferred financing and other costs, less accumulated
  amortization of $153 in 1994 and $16,262 in 1993                931         1,611

Other assets                                                   12,828        12,758
							     $331,117      $279,818



See accompanying notes to consolidated financial statements.





								      1994       1993
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
   Notes payable                                                   $  7,929    $ 5,557
   Current installments of long-term debt                            22,579     10,061
   Accounts payable                                                  43,009     22,908
   Accrued wages, salaries and related costs                         20,788     17,368
   Accrued interest                                                   1,323     11,127
   Other accrued liabilities                                         23,859     16,272
   Income taxes payable                                              16,577     11,040
     Total current liabilities                                      136,064     94,333

Long-term debt, less current installments                           155,293    190,058

Deferred income taxes                                                17,215     14,960
Deferred credits and other liabilities                               11,533      9,886
     Total liabilities                                              320,105    309,237

Commitments and contingent liabilities (notes 5 and 8)

Shareholders' equity (deficit):
   Preferred stock, no par value.  Authorized 1,000,000
     shares, none issued in 1994 and 1993                                 -          -
   Common stock, $.01 par value.  Authorized: 35,000,000
     shares in 1994 and 1993; Issued: 20,111,618
     shares in 1994 and 19,924,661 shares in 1993                       201        199
   Additional paid-in capital                                       114,686    108,361
   Retained earnings (deficit)                                     (106,036)  (137,676)
   Accumulated translation adjustment                                 6,126      5,063
								     14,977    (24,053)
   Less deferred compensation and cost of treasury stock              3,965      5,366
     Shareholders' equity (deficit)                                  11,012    (29,419)
								   $331,117   $279,818





SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 1994, 1993 and 1992
(In thousands of dollars)
							  Additional  Retained     Accumulated
						Common    Paid-in     Earnings     Translation  Deferred      Treasury
						 Stock    Capital     (Deficit)    Adjustment   Compensation  Stock
__________________________________________________________________________________________________________________________



Balance, December 31, 1991                     $     96  $  88,607   $(185,817)  $   7,802    $  (5,052)    $   (262)
Net earnings                                          -          -      20,768            -           -            -
Two-for-one stock split                              96        (96)          -            -           -            -
Proceeds from awards of contingent stock, net         1        101           -            -           -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      1,218           -            -      (1,218)           -
Amortization                                          -          -           -            -       2,802            -
Tax benefit in excess of amortization on
    stock awards                                      -        405           -            -           -            -
Non-cash compensation                                 1      3,786           -            -           -            -
Shares issued in acquisitions                         -      1,530           -            -           -            -
Foreign currency translation                          -          -           -       (1,079)          -            -

Balance, December 31, 1992                          194     95,551    (165,049)       6,723      (3,468)        (262)
Net earnings                                          -          -      27,373            -           -            -
Proceeds from awards of contingent stock, net         2        199           -            -           -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      4,591           -            -      (4,591)           -
Amortization                                          -          -           -            -       2,929            -
Tax benefit in excess of amortization on
    stock awards                                      -        542           -            -           -            -
Contingent stock forfeited                            -        (10)          -            -          10           (1)
Non-cash compensation                                 1      1,807           -            -           -            -
Shares issued in acquisitions                         2      5,681           -            -           -           17
Foreign currency translation                          -          -           -       (1,660)          -            -

Balance, December 31, 1993                          199    108,361    (137,676)       5,063      (5,120)        (246)
Net earnings                                          -          -      31,640            -           -            -
Proceeds from awards of contingent stock, net         1         52           -            -           -            -
Excess of fair value over proceeds from awards
    of contingent stock, net                          -      1,615           -            -      (1,615)           -
Amortization                                          -          -           -            -       2,957            -
Tax benefit in excess of amortization on
    stock awards                                      -        664           -            -           -            -
Contingent stock forfeited                            -        (61)          -            -          61           (2)
Non-cash compensation                                 1      2,360           -            -           -            -
Shares issued in acquisitions                         -      1,695           -            -           -            -
Foreign currency translation                          -          -           -        1,063           -            -
Balance, December 31, 1994                     $    201  $ 114,686   $(106,036)   $   6,126   $  (3,717)    $   (248)



See accompanying notes to consolidated financial statements.





SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 1994, 1993 and 1992
(In thousands of dollars)

										1994          1993             1992
    CASH FLOWS FROM OPERATING ACTIVITIES:
	Net earnings                                                        $ 31,640       $ 27,373         $ 20,768
	Adjustments to net earnings to reconcile to
	  net cash provided by operating activities:
	   Cumulative adjustment for effect of accounting change                   -         (1,459)               -
	   Early redemption of subordinated notes                              5,576              -                -
	   Depreciation and amortization of property and equipment            14,921         14,334           13,770
	   Other depreciation and amortization                                 8,599         10,210            9,837
	   Deferred tax provision                                                385          2,886              810
	   Net losses on disposals of property and equipment                     397            408              247
	   Non-cash compensation                                               3,100          2,293            1,836
	   Other, net                                                           (505)        (2,172)            (760)
	   Change in operating assets and liabilities:
	      Receivables                                                    (17,478)        (1,716)             201
	      Inventories                                                     (4,018)        (2,466)              99
	      Prepaid expenses                                                   666           (664)           1,620
	      Accounts payable                                                14,913          1,555             (515)
	      Accrued interest                                                (9,810)          (519)            (152)
	      Other accrued liabilities                                        4,264          1,892           (3,166)
	      Income taxes payable                                            10,291          1,145            1,931
	    Net cash provided by operating activities                         62,941         53,100           46,526

    CASH FLOWS FROM INVESTING ACTIVITIES:

	Capital expenditures for property and equipment                      (17,470)       (22,474)         (11,226)
	Proceeds from joint venture                                                -              -            1,000
	Proceeds from sales of property and equipment                            226            203               79
	Net cash utilized in purchase of subsidiaries                        (15,274)        (1,167)               -

	    Net cash used in investing activities                            (32,518)       (23,438)         (10,147)


    CASH FLOWS FROM FINANCING ACTIVITIES:

	Proceeds from long-term debt                                         203,857          5,501                -
	Principal payments on long-term debt                                (234,613)       (43,753)         (24,326)
	Net (payments) proceeds on notes payable                                (293)         2,046           (5,962)
	Subordinated debt redemption premium                                  (8,048)             -                -

	    Net cash used in financing activities                            (39,097)       (36,206)         (30,288)

	Effect of exchange rate changes on cash and cash equivalents             435           (106)            (207)

    CASH AND CASH EQUIVALENTS:

	(Decrease) increase during the period                                 (8,239)        (6,650)           5,884
	Balance, beginning of period                                          19,392         26,042           20,158

	Balance, end of period                                             $  11,153       $ 19,392         $ 26,042

    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	Cash paid during the year for:
	  Interest                                                          $ 28,645       $ 26,735         $ 28,577
	  Income taxes                                                      $ 14,349       $ 16,058         $ 15,714

See accompanying notes to consolidated financial statements.








SEALED AIR CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Sealed Air Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Certain of the Company's non-U.S. subsidiaries are included in the consolidated financial statements on a calendar year basis while the remaining non-U.S. subsidiaries are included on the basis of a fiscal year ended November 30.
During 1994, the Company's German subsidiary, Sealed Air GmbH, changed its fiscal year to the calendar year. During 1993, the Company's U.K. subsidiary, Sealed Air Limited, changed its fiscal year to the calendar year. These changes did not have a material effect on the Company's consolidated financial statements.

Prior years' financial statement amounts have been reclassified to conform with their 1994 presentation.

Foreign Currency

All balance sheet accounts are translated at year-end exchange rates, and statement of earnings items are translated at applicable month-end exchange rates. Resulting translation adjustments are made directly to a separate component of shareholders' equity (deficit).

Earnings before income taxes include aggregate exchange losses of $697,000, $86,000 and $819,000 for the years ended December 31, 1994, 1993 and 1992 respectively.

Cash and Cash Equivalents

The Company's policy is to invest cash in excess of short-term operating and debt service requirements in temporary cash investments with original maturities of three months or less of $7,426,000 and $4,347,000 at December 31, 1994 and 1993,
respectively. These instruments consisted of money market and commercial paper amounts stated at cost, which approximates market because of the short maturity of these instruments.

Financial Instruments

The Company is a party to various financial instruments with off-balance-sheet risk. These financial instruments include interest rate swap and cap agreements, foreign currency swap agreements, foreign exchange contracts and foreign currency option contracts. Such financial instruments are used to limit, fix or offset certain interest rate or foreign currency exposures with respect to the Company's borrowings, trade activities and acquisitions. The Company does not purchase, hold or sell financial instruments for trading purposes. The Company would be exposed to credit risk in the event of non-performance by the counterparties to such financial instruments. However, the Company seeks to minimize such risk by entering into such transactions with counterparties who are major financial institutions with high credit ratings.

Gains and losses on the various financial instruments are included in the carrying amounts of those underlying assets or liabilities for which the financial instruments were entered and are recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on foreign currency contracts and options that do not qualify as hedges are recognized as other income or expense.

Inventories

Inventories are stated at the lower of cost or market. The majority of U.S. inventories are valued using the last-in, first-out ("LIFO") method; other U.S. inventories, principally parts used in packaging systems, are valued using the first-in, first-out ("FIFO") method. Inventories of foreign operations are valued using primarily the FIFO method. Had the FIFO method (which approximates current cost) been used for all inventory at December 31, 1994, inventories would have been higher by $4,848,000 ($1,158,000 and $2,280,000 in 1993 and 1992, respectively). The cost elements of work in process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Because the cost of certain inventories is determined on the LIFO method, it is not practicable to present separately the components of inventories (raw materials, work in process and finished goods).

Property and Equipment

Property and equipment are stated at acquisition cost. Property and equipment no longer in use or surplus to the Company's needs are carried at the lower of cost or fair value. Depreciation of buildings and equipment is provided over the estimated useful lives (generally periods ranging up to 40 years and 10 years, respectively) of the related assets. Amortization of leasehold improvements is provided over the lesser of the term of the lease and the asset's useful life. The Company uses primarily the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for income tax purposes.

Intangibles and Other Assets

Patents and patent rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to 17 years. The excess of cost over fair value of net assets acquired is amortized over periods ranging up to 40 years. Other intangible assets, including non-competition agreements, included in other assets are amortized over the life of such agreements. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value.

Deferred financing costs, which were incurred by the Company in connection with various financing instruments, are capitalized and charged to operations as additional interest expense over the life of the underlying indebtedness using the interest method adjusted to give effect to any early repayments.

Employee Benefit Plans

The Company has a noncontributory profit-sharing plan covering most U.S. employees except those employees covered by collective bargaining agreements. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also has a thrift and section 401(k) plan in which most U.S. employees of the Company are eligible to participate except those employees who are covered by certain collective bargaining agreements that do not provide for participation in the plan. Under this plan, the Company matches 50% of each employee's contributions to a maximum Company contribution of 3% of the employee's compensation. Forfeitures of nonvested interests in each of these plans remain in the respective plans for the benefit of the remaining participants. The Company also has pension or profit-sharing plans for employees of certain foreign subsidiaries and certain U.S. employees who are covered by collective bargaining agreements. Company contributions to or provisions for its profit-sharing, thrift and pension plans, net of forfeitures, are charged to operations and amounted to $8,718,000 in 1994 ($6,734,000 and $5,870,000 in 1993 and 1992, respectively).

The Company provides various other benefit programs to active employees including group medical, insurance and other welfare benefits. The costs of these benefit programs are charged to operations as incurred. Eligibility to participate in these programs generally ceases upon retirement or other separation from service except as required by applicable law.

Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $10,912,000 in 1994 ($9,168,000 and $9,414,000 in
1993 and 1992, respectively).

Environmental Expenditures

Environmental expenditures that relate to ongoing business ctivities are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed. Liabilities are recorded when the Company determines that environmental assessments or remediations are probable and that the costs or a range of costs to the Company associated therewith can be reasonably estimated.

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions.

As of January 1, 1993, the Company implemented FASB Statement No. 109 ("FAS 109"), "Accounting for Income Taxes," which prescribes the liability method of accounting for income taxes. Prior to January 1, 1993, the Company accounted for income taxes as prescribed by Accounting Principles Board Opinion No. 11 ("APB 11") under which deferred taxes were recorded based on the current period's tax rates and laws and were not adjusted for subsequent changes in tax rates or laws. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
Deferred tax assets are recorded when it is more likely than not such tax benefits will be realized (note 7).

Earnings Per Common Share

Earnings per common share are computed on the basis of the weighted average number of shares of common stock outstanding during the year, including contingent stock awards and shares issued as non-cash compensation (note 6). The weighted average number of common shares outstanding in 1994 was 19,942,000 (19,584,000 and 19,208,000
in 1993 and 1992, respectively).

Note 2 Acquisitions

In December 1994, the Company acquired SPIC Srl, an Italian manufacturer of air cellular and other protective packaging products. In September 1994, the Company acquired Emballasje-Teknikk A/S, a Norwegian manufacturer of air cellular and other protective packaging products. In July 1994, the Company acquired Hereford Paper and Allied Products Limited, an English manufacturer of absorbent food pads. In May 1994, the Company acquired Delsopak S.A., a French fabricator of polyethylene foam and other protective packaging products, and an exclusive license and option to purchase certain patents related to its business.

In August 1993, the Company acquired the assets of the Shurtuff Division of Shuford Mills, Inc., a manufacturer of durable protective mailers. In July 1993, the Company acquired the assets of Polypride, Inc., a manufacturer of multi-web air cellular materials. In April 1992, the Company acquired Aire Sellado S.A. de C.V., the Mexican licensee of the Company's air cellular technology.

These transactions, each of which was effected in exchange for shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, were accounted for as purchases, and were not material to the Company's consolidated financial statements in the years in which they were made individually or in the aggregate.

Note 3 Geographic Areas

Sealed Air Corporation is a multinational company engaged in a single line of business, the manufacture and sale of protective and specialty packaging materials and systems to a diverse group of customers. The Company's operations are conducted primarily in the United States, Europe and other countries, including primarily countries in North America and the Asia/Pacific region, and its products are distributed in these areas as well as other parts of the world. Net sales for each major geographic area include transfers to other geographic areas. Such transfers are made at prices intended to provide reasonable and appropriate returns to the selling unit, and applicable eliminations have been applied to the intergeographic transactions.

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

Information by Major Geographic Area:
(In thousands of dollars)

		       Net     Operating    Identifiable
		     Sales        Profit          Assets


1994
United States      $385,484      $ 65,884       $196,941
Europe              107,990        13,882        125,283
Other                44,681         4,143         28,807
Eliminations        (18,969)            -        (19,914)
   Consolidated    $519,186      $ 83,909       $331,117


1993
United States      $341,321      $ 59,059       $192,868
Europe               87,939        12,433         77,904
Other                34,893         2,621         22,891
Eliminations        (12,459)            -        (13,845)
   Consolidated    $451,694      $ 74,113       $279,818


1992
United States      $327,966      $ 53,886       $186,479
Europe              100,765        15,731         75,037
Other                30,919         2,573         20,135
Eliminations        (13,592)            -        (13,387)
   Consolidated    $446,058      $ 72,190       $268,264


NOTE: Net sales shown for the United States, Europe and Other include transfers to other geographic areas as follows: United States, 1994 --$14,850,000; 1993 --$11,130,000; 1992 --
$12,471,000; Europe, 1994 --$1,368,000; 1993 --$754,000; 1992
- --$886,000;  Other, 1994 -- $2,751,000; 1993 --$575,000; 1992
- --$235,000.


Note 4 Long-Term Debt

A summary of long-term debt at December 31, 1994 and 1993 follows:

(In thousands of dollars)




						      1994                1993
1994 Credit Facility                               $155,681            $      -
12-5/8% Senior Subordinated Notes                         -             170,000
Senior Secured Credit Agreement                           -              16,851
Other foreign loans                                  20,729               9,948
Other                                                 1,462               3,320
   Total                                            177,872             200,119
Less current installments                            22,579              10,061
   Long-term debt, less current installments       $155,293            $190,058




On June 8, 1994, the Company and certain of its subsidiaries entered into a credit agreement with Bankers Trust Company, as agent for a syndicate of banks (the "1994 Credit Facility"), which provides for a five-year $175 million unsecured revolving credit facility (the "1994 Revolving Credit Facility") and an unsecured five-year $100 million term loan facility (the "1994 Term Loan Facility"). On July 8, 1994, the Company redeemed at a price of 104.734% of their aggregate principal amount all of the outstanding 12-5/8% Senior Subordinated Notes (the "12-5/8% Notes") from the proceeds of a $100 million borrowing under the 1994 Term Loan Facility and a $78 million borrowing under the 1994 Revolving Credit Facility. The early redemption of the 12-5/8% Notes resulted in a charge to earnings of $5,576,000, or $.28 per share, after giving effect to an income tax benefit of $3,716,000 in 1994 reflecting the 4.734% call premium due on the redemption of the 12-5/8% Notes and the write-off of the related unamortized deferred financing costs. At December 31, 1994, the Company's borrowings under the 1994 Credit Facility consisted of $71,681,000 of indebtedness under the 1994 Revolving Credit Facility and $84,000,000 of indebtedness under the 1994 Term Loan Facility. The weighted average interest rate under the 1994 Credit Facility was 7.1% at December 31, 1994.

Long-term debt at December 31, 1993 consisted primarily of the 12-5/8% Notes and indebtedness under the Company's prior senior secured credit agreement. Such senior secured credit agreement bore interest at floating rates with a weighted average rate of 9.2% at December 31, 1993. The remaining principal amount outstanding under such senior secured credit agreement was repaid during 1994.

Under the terms of the 1994 Credit Facility, $20,000,000 aggregate principal amount of the 1994 Term Loan Facility is repayable each year in equal quarterly installments through June 30, 1999. There is no required annual minimum paydown provision under the 1994 Revolving Credit Facility, but the available commitment under this Facility will be reduced by $25 million on each of June 30, 1997 and June 30, 1998. The 1994 Credit Facility terminates on June 30, 1999.

The Company's obligations under the 1994 Credit Facility and certain other loans and other lines of credit bear interest at floating rates. The 1994 Credit Facility provides for changes in interest rates based on certain financial criteria and imposes certain limitations on the operations of the Company that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments and capital expenditures, dispositions of property or assets, certain transactions with affiliates, and the payment by the Company of cash dividends to its stockholders as well as certain financial covenants including requirements as to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1994.

Other foreign loans, certain of which are secured by foreign assets, are due in varying annual installments through 2006 with fixed and variable interest rates with weighted average interest rates of 9.2% and 7.9% at December 31, 1994 and 1993, respectively.

Under the 1994 Credit Facility and other credit facilities, the Company had available lines of credit at December 31, 1994 of approximately $197,000,000 of which approximately $123,000,000 was unused. The Company is not subject to any material compensating balance requirements in connection with its lines of credit (note
9).

Scheduled annual maturities of long-term debt for the five years subsequent to December 31, 1994 are as follows: 1995 --
$22,579,000; 1996 -- $30,964,000; 1997 --$23,888,000; 1998 --
$22,025,000 and 1999 -- $75,311,000.


Note 5 Financial Instruments

The Company is required by generally accepted accounting principles to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements and derivative financial instruments. Such estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the Company's estimates. The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 are as follows:

(In thousands of dollars)




							  1994                 1993
						Carrying       Fair     Carrying    Fair
						 Amount        Value     Amount     Value

Financial assets:
   Cash and cash equivalents                   $ 11,153      $ 11,153   $ 19,392   $ 19,392
   Accounts receivable, net                      91,321        91,321     66,966     66,966
   Other assets (derivatives)                     1,086         1,484        418        418

Financial liabilities:
   Accounts payable                              43,009        43,009     22,908     22,908
   Debt:
      1994 Credit Facility                      155,681       155,681          -          -
      12-5/8% Senior Subordinated Notes               -             -    170,000    183,600
      Senior Secured Credit Agreement                 -             -     16,851     16,851
      Other Foreign Loans                        20,729        20,733      9,948      9,728
      Other                                       1,462         1,302      3,320      3,494
   Debt (derivatives)                                 -           156          -      1,009




The carrying amounts of cash and cash equivalents, accounts receivable, net of the allowance for doubtful accounts, and accounts payable approximate fair value due to their short-term maturity. The Company believes that due to the large number of customers with which it deals and their dispersion across many different geographic areas, concentration of credit risk with respect to accounts receivable is limited.

The fair value estimates of the Company's various debt instruments were derived by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the time such estimates are made. In the case of the 12-5/8% Notes, such estimate is based on a published over-the-counter bid price.

The Company has limited involvement with derivative financial instruments. The Company uses such instruments are used primarily to manage market risks from changes in foreign exchange rates as well as the exposure related to outstanding borrowings which are dependent on changes in interest rates. The Company does not hold or issue financial instruments for trading purposes.

Other assets (derivatives) in the preceding table includes foreign currency options and forwards. Foreign currency options and forwards are generally used by the Company to limit the risk on anticipated international transactions and future foreign currency commitments. At December 31, 1994, the Company was party to several foreign currency options with an aggregate notional amount of approximately $59 million, primarily for the purchase of New Zealand dollars in anticipation of the Company's acquisition of Trigon Industries Limited (see note 9). Such options have various expiration dates up to November 1995. At December 31, 1993 the Company was party to foreign currency options with an aggregate notional amount of $11 million. The Company believes that its risk of loss on such options is limited to unamortized premium paid for such options, which amortization is not material to the Company's financial statements. At December 31, 1994 and 1993, the Company was not party to any material foreign currency forwards.

Debt (derivatives) in the preceding table includes interest rate and currency swaps and interest rate caps. Interest rate and currency swaps allow the Company to swap borrowings denominated in U.S. dollars for borrowings denominated in foreign currencies, gaining access to additional sources of international financing while limiting foreign exchange risk. At December 31, 1994 and 1993, the Company was party to several such interest rate and currency swaps with an aggregate notional amount of approximately $22.8 million and $16.1 million, respectively. Such swaps have various expiration dates up to December 1995.

Interest rate caps limit exposure to rising interest rates by giving the Company the right to receive, at specified intervals, the difference between certain fixed and floating interest rates multiplied by agreed notional principal amounts. At December 31, 1994, the Company was party to several interest rate caps with various expiration dates up to December 1997 with an aggregate notional amount of approximately $90 million. Such instruments were designated as hedges against borrowings under the 1994 Credit Facility. As of December 31, 1993, the Company was not party to any interest rate cap agreements.

The fair values of the Company's various derivative instruments, as advised by the Company's bankers, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

Realized gains and losses on its financial instruments and derivatives were not material to the Company's consolidated financial statements.

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate and currency swaps and interest rate caps but it does not expect any counterparties to fail to meet their obligations given their high credit ratings and financial strength. The Company believes that off-balance sheet risk in conjunction with interest rate and currency swaps would not be material in the case of non-performance on the part of counterparties on such agreements. The Company believes that there is minimal off-balance sheet risk relating to interest rate caps.

Note 6 Shareholders' Equity (Deficit)

The Company's shareholders' equity increased to $11,012,000 at December 31, 1994 from a deficit of $29,419,000 at December 31, 1993 primarily as a result of the Company's net earnings in 1994 and the value of shares of common stock issued for non-cash compensation and for acquisitions. The prior deficit in shareholders' equity arose from the payment in 1989 of a special cash dividend of approximately $330 million.

A two-for-one stock split in the nature of a 100% stock dividend was distributed on September 18, 1992 to the holders of record of the Company's common stock at the close of business on September 4, 1992.







A summary of changes in issued and outstanding shares of common stock and shares of treasury stock of the Company follows:
							1994          1993             1992
Changes in common stock:
   Number of shares issued, beginning of year        19,924,661     19,343,238      9,554,681
   Two-for-one stock split                                    -              -      9,671,619
   Non-cash compensation                                 78,200         70,900         52,741
   Awards of contingent stock                            52,000        294,200         34,200
   Shares issued in acquisitions                         56,757        216,323         29,997
   Number of shares issued, end of year              20,111,618     19,924,661     19,343,238

Changes in treasury stock:
   Number of shares held, beginning of year             119,306        126,986         63,493
   Two-for-one stock split                                    -              -         63,493
   Shares issued in acquisition                               -         (8,180)             -
   Contingent stock forfeited                             3,000            500              -
   Number of shares held, end of year                   122,306        119,306        126,986




Non-cash compensation in each year includes shares issued for a portion of the Company's contribution to its profit-sharing plan for the respective preceding year and shares issued to non-employee directors in the form of awards under the restricted stock plan for non-employee directors discussed below. The aggregate amount of non-cash compensation charged to operations amounted to $3,100,000, $2,293,000 and $1,836,000 in 1994, 1993 and 1992, respectively.

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of three years after issue. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction will lapse prior to the expiration of the three-year period if certain events occur which affect the existence or control of the Company. At December 31, 1994, 490,200 shares of common stock were reserved for issuance under such plan.

The excess of fair value over the award price of contingent stock is charged to operations as compensation over the vesting periods of such awards. In 1994, such charges amounted to $2,957,000
($2,929,000 and $2,802,000 in 1993 and 1992, respectively).

The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity (deficit).

The Company's restricted stock plan for non-employee directors provides for initial grants of shares to newly elected non-employee directors and annual grants of shares to non-employee directors for less than 100% of fair value at date of grant in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the granting price of shares issued under this plan is charged to operations at the date of such grant. In 1994 the Company issued 5,600 shares under such plan (3,600 and 4,600 in 1993 and 1992, respectively). At December 31, 1994, 82,200 shares of common stock were reserved for issuance under such plan.

The Company currently has the authority to issue 1,000,000 shares of preferred stock, without par value, none of which were issued at December 31, 1994.

Note 7 Income Taxes

The Company adopted FAS 109 effective January 1, 1993. FAS 109 provides a liability method under which deferred taxes are provided based upon enacted tax rates and laws applicable to the periods in which the taxes become payable. For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by APB 11 under which deferred taxes were recorded based on the current period's tax rates and laws without adjustment for subsequent changes. The cumulative effect of this change at January 1, 1993 was a reduction of deferred tax liability and a corresponding credit to earnings of $1,459,000, or $0.08 per share.

The components of earnings before income taxes and the cumulative effect of this accounting change in 1993 and the early redemption of the 12-5/8% Notes in 1994 (note 4) follow:

(In thousands of dollars)



						 1994              1993               1992

Domestic                                       $ 44,150         $ 32,721            $ 24,246
Foreign                                          17,053           12,740              14,572
					       $ 61,203         $ 45,461            $ 38,818


The components of the provision for income taxes on earnings before the cumulative effect of accounting change in 1993 and the early redemption of the 12-5/8% Notes in 1994 follow:

(In thousands of dollars)

						 1994              1993               1992
______________________________________________________________________________________________
Current tax provision:
  U.S. federal                                 $ 13,543         $  9,816            $  9,364
  U.S. state and local                            3,981            2,210               2,525
  Foreign                                         6,078            4,635               5,351
						 23,602           16,661              17,240
Deferred tax provision (benefit):

  Domestic                                          631            3,090                 400
  Foreign                                          (246)            (204)                410
						    385            2,886                 810
Provision for income taxes                     $ 23,987         $ 19,547            $ 18,050



The Company's deferred tax liability net of deferred tax assets at December 31, 1994 and 1993 amounted to
$10,444,000  and $8,490,000, respectively.  The significant components of the Company's deferred tax liabilities and assets at December 31, 1994 as established in accordance with FAS 109 are as follows:

(In thousands of dollars)
								 1994               1993
_____________________________________________________________________________________________
Deferred tax assets:
  Facilities consolidation and integration                    $ 3,207             $ 2,766
  Accrued expenses                                              1,787               2,237
  Deferred financing and other costs                              202               1,000
  Property and equipment                                        2,555               1,636
  Deferred revenue                                                600                 924
  Other                                                         4,420               2,501
							       12,771              11,064
  Valuation allowance                                            (725)                  -
    Net deferred tax asset                                    $12,046             $11,064

Deferred tax liabilities:
  Property and equipment                                      $16,373             $14,071
  Patents and other intangibles                                 1,927               2,611
  Other                                                         4,190               2,872
    Net deferred tax liability                                $22,490             $19,554

Prior to the implementation of FAS 109, deferred income taxes arose from differences in the timing of the recognition of revenue and expenses for income tax purposes without subsequent adjustment for changes in tax laws and regulations.  The major components of the deferred income tax provision (benefit) relate to deferred revenue, amortization, depreciation and other items.

(In thousands of dollars)
								  1992
Domestic:
  Facilities consolidation and integration expense               $(412)
  Deferred revenue                                                 349
  Amortization                                                     438
  Non-cash compensation                                           (382)
  Depreciation                                                     496
  Other                                                            (89)
    Domestic deferred tax provision                                400
Foreign:
  Depreciation                                                     202
  Other                                                            208
    Foreign deferred tax provision                                 410
Deferred tax provision                                           $ 810



The Company expects that it is more likely than not that the deferred tax assets of $12,046,000 at December 31, 1994 will be realized based on the future reversals of existing deferred tax liabilities and the continuation of earnings, which may be affected by factors outside the Company's control. The valuation allowance of $725,000 was established in 1994 for certain foreign deferred tax assets primarily relating to insignificant net operating losses.

Implementation of FAS 109 required certain adjustments to intangible assets arising from acquisitions by the Company. As a result, the Company increased patents and other intangible assets as recorded on its balance sheet at January 1, 1993 by approximately $2,000,000.

An explanation of the difference between the effective income tax rate and the statutory U.S.
federal income tax rate expressed as a percentage of earnings before income taxes for the years ended December 31, 1994, 1993 and 1992 follows:





								 1994       1993       1992


Statutory U.S. federal income tax rate                           35.0%     35.0%      34.0%

Provision for foreign withholding taxes
 and additional U.S. taxes on
 repatriated and accumulated earnings of
 foreign subsidiaries                                             1.4       1.8        2.2

Tax effect of U.S. expenses not subject
 to tax benefit                                                   0.5       1.7        3.0

State income taxes, net of U.S. federal income tax benefit        4.1       4.2        4.3

Taxes on foreign earnings at other than the
  statutory U.S. federal income tax rate                         (1.0)     (1.1)       0.7


Other miscellaneous items                                        (0.8)      1.4        2.3

Effective income tax rate                                        39.2%     43.0%      46.5%




The Company's tax provision for 1994, 1993 and 1992 gives effect to foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional U.S. taxes on such accumulated earnings. The Company has provided U.S.
and foreign income taxes on the accumulated earnings of the Company's foreign subsidiaries through December 31, 1994.

The Company's Dutch subsidiary is entitled to certain tax incentives to manufacture certain product lines under agreements with local tax authorities. The total amount of such incentives is dependent on the profitability of such product lines over a period extending through 1999.

Note 8 Commitments and Contingent Liabilities

The Company is obligated under the terms of various leases covering many of the facilities occupied by the Company. The Company accounts for substantially all of its leases as operating leases. Net rental expense for 1994 was $8,281,000 ($7,803,000 and $7,888,000 in 1993 and 1992, respectively). Estimated future minimum annual rental commitments under noncancelable real property leases expiring through 2006 are as follows: 1995 -- $6,977,000; 1996 -- $5,385,000; 1997 -- $4,538,000; 1998 -- $3,849,000; 1999 --
$2,792,000; and subsequent years - $7,495,000.

The Company's worldwide operations are subject to environmental laws and regulations which, among other things, impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company reviews the effects of environmental laws and regulations on its operations and believes that it is in substantial compliance with all material applicable environmental laws and regulations.

At December 31, 1994, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings or private environmental claims for the cleanup of superfund or other sites. The Company may have potential liability for investigation and clean-up of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1994 and 1993, such environmental related provisions are not material, and the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities are paid over an extended period, and the timing of such payments cannot be predicted with certainty.

The Company is also involved in various legal actions incidental to its business. Company management believes, after consulting with counsel, that the disposition of its litigation and other legal proceedings and matters, including environmental matters, will not have a material effect on the Company's consolidated financial statements.

Note 9 Subsequent Acquisition of Trigon Industries Limited
(unaudited)

On January 10, 1995, the Company acquired Trigon Industries Limited ("Trigon"), a privately owned, New Zealand based manufacturer of flexible packaging materials, for 882,930 newly issued shares of common stock valued at $35.70 per share and $25,496,000 in cash primarily provided by proceeds from borrowings under the 1994 Credit Facility representing a purchase price of approximately $57 million. Such acquisition is being accounted for as a purchase.

The following table presents selected financial information (unaudited) for the Company and Trigon on a pro forma basis as if such acquisition had occurred on January 1, 1994. Such information combines consolidated earnings statement data for the Company for the year ended December 31, 1994 with consolidated income statement data of Trigon for the twelve months ended September 30, 1994. Such information gives effect to pro forma adjustments necessary to account for the acquisition as a purchase, principally for the amortization of the excess of cost over fair value of net assets acquired and other intangible assets, specific cost reductions which management expects to realize from the combined operations, interest expense on borrowings incurred to finance the acquisition, and additional shares issued in the acquisition.


(Amount in thousands, except per common share data)             1994
Net sales                                                    $591,529
Earnings(1)                                                     39,050
Earnings per common share(1)                                      1.88



(1) Before reflecting the after-tax charge of $5,576,000, or $0.28 per share, to earnings in 1994 arising from the early redemption of the 12-5/8% Notes.

Pro forma results are not necessarily indicative of future results or of the results that would have occurred had the acquisition actually taken place on January 1, 1994.





Independent Auditors' Report


The Board of Directors and Shareholders
Sealed Air Corporation:

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.






Short Hills, New Jersey
January 18, 1995






Interim Financial Information (Unaudited)
(In thousands of dollars except per share data)

Quarter       Net sales              Gross Profit             Net Earnings             Earnings Per Share

	  1994       1993          1994        1993         1994         1993           1994         1993
First(1)$117,461   $109,146     $ 44,458    $ 41,107     $  7,548     $  7,517       $    .38    $    .39
Second(2)126,761    113,652       47,754      43,131        3,093        7,029            .15         .36
Third    131,121    110,215       47,932      41,419       10,309        5,827            .52         .30
Fourth   143,843    118,681       51,619      43,890       10,690        7,000            .54         .35
Year    $519,186   $451,694     $191,763    $169,547     $ 31,640     $ 27,373       $   1.59    $   1.40


(1)Included in net earnings and earnings per share for the first quarter of 1993 is a cumulative credit of
  $1,459,000, or $0.08 per share, resulting from the implementation of Financial Accounting Standard No. 109.

(2) Included in net earnings and earnings per share for the second quarter of 1994 is an after-tax charge of $5,576,000, or $0.28 per share, resulting from the early redemption of the Company's 12-5/8% Senior Subordinated notes.






Common Stock Information
						   1993               High        Low
The Company's Common Stock is listed
on the New York Stock Exchange
(trading symbol: SEE).                             First Quarter      $26         $21

The adjacent table sets forth the                  Second Quarter     $25-7/8     $21-3/4
high and low sales prices for the
Company's Common Stock for each quarter            Third Quarter      $29-1/4     $23-1/8
during the two-year period ended
December 31, 1994.                                 Fourth Quarter     $32         $27


The Company is currently subject to                1994
certain covenants in loan documents
that restrict the payment of cash                  First Quarter      $31-5/8     $28-1/8
dividends.  No dividends were paid
in 1994 or 1993.                                   Second Quarter     $30-1/8     $26-5/8

As of March 10, 1995, there were approximately     Third Quarter      $36-1/4     $27-5/8
1,220 holders of record of the Company's
Common Stock.                                    Fourth Quarter     $36-1/4     $30-1/2

