Form 10-K405, Exhibit 13
period 1995-12-31
SEALED AIR CORP
filed 1996-03-27
CIK 88204

EXHIBIT 13

SEALED AIR CORPORATION
1995 ANNUAL REPORT

Selected Financial Data
(In thousands of dollars except per share data)

						    1995(1)      1994       1993       1992     1991(2)
Consolidated Earnings Statement Data
Net sales by class of product:
  Engineered products                               $252,535   $208,363   $180,508   $176,541   $165,926
  Surface protection and other
    cushioning products                              345,592    242,864    209,909    206,447    199,800
  Food packaging products                            103,866     56,444     51,023     52,727     49,207
  Other products                                      21,127     11,515     10,254     10,343     20,195
    Total                                            723,120    519,186    451,694    446,058    435,128
Cost of sales                                        466,952    327,423    282,147    278,427    271,006
Marketing, administrative and
  development expenses                               147,288    107,854     95,434     95,441     94,642
Operating profit                                     108,880     83,909     74,113     72,190     69,480
Other income (expense), net                         (21,726)   (22,706)   (28,652)   (33,372)   (38,014)
Earnings before income taxes                          87,154     61,203     45,461     38,818     31,466
Income taxes                                          34,426     23,987     19,547     18,050     15,291
Earnings before cumulative effect of
  accounting change and early
  redemption of subordinated notes                    52,728     37,216     25,914     20,768     16,175
Cumulative effect of accounting change(3)                  -          -      1,459          -          -
Early redemption of subordinated
  notes, net of income taxes(4)                            -     (5,576)         -          -          -
Net earnings                                        $ 52,728   $ 31,640   $ 27,373   $ 20,768   $ 16,175

Earnings per common share(5):
  Before cumulative effect of accounting
   change and early redemption of
   subordinated notes                               $   1.25   $    .94   $    .66   $    .54   $    .44
  Cumulative effect of accounting change(3)                -          -        .04          -          -
  Early redemption of subordinated notes,
   net of income taxes(4)                                  -       (.14)         -          -          -

Net earnings                                        $   1.25   $    .80   $    .70   $    .54   $    .44

________________________________________________________________________________________________________
Consolidated Balance Sheet Data
Working capital                                     $ 41,945   $ 15,767   $ 33,828   $ 29,417   $ 18,495
Total assets                                         443,545    331,117    279,818    268,264    274,877
Long-term debt, less
  current installments                               149,808    155,293    190,058    225,278    253,746
Shareholders' equity (deficit)                       106,338     11,012    (29,419)   (66,311)  (94,626)

(1)Includes the operations of Trigon Industries Limited from the date of its acquisition in January
1995.
(2)Includes the operations of Sentinel Holdings, Inc. from the date of its acquisition in August 1991.

(3)Reflects cumulative effect of the implementation as of January 1, 1993 of Financial Accounting
Standard No. 109, "Accounting for Income Taxes." (See notes 1 and 7 to the Consolidated Financial
Statements.)

(4)Reflects charge arising from the early redemption in 1994 of the Company's 12-5/8% Senior
Subordinated Notes, net of applicable income taxes. (See note 4 to the Consolidated Financial
Statements.)
(5)Per common share data has been restated for periods prior to 1995 to reflect the two-for-one stock split in the nature of a 100% stock dividend distributed on September 29, 1995 to shareholders of record at the close of business on September 15, 1995.  Per common share data for 1991 has been restated to reflect the two-for-one stock split distributed in September 1992.



Management's Discussion and Analysis of Results of Operations and
Financial Condition


Results of Operations

Net Sales

     Net sales increased 39% in 1995 compared with 1994 and 15% in 1994 compared with 1993.

     Approximately two-fifths of the increase in net sales in 1995 resulted from the added sales of Trigon Industries Limited ("Trigon"), which the Company acquired in early January 1995. Trigon, originally based in New Zealand, is a multi-national manufacturer of food packaging materials and systems, durable mailers and bags, and specialty adhesive products. During 1995, the Company integrated Trigon's operations into the Company's other operations. The increase in net sales also reflects higher average selling prices for certain products, increased unit volume, and the added net sales of other foreign businesses acquired during 1994. Foreign currency translation did not have a significant effect on the Company's operating results in 1995.

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

	Net sales from domestic operations increased 20% in 1995 compared with 1994 and 12% in 1994 compared with 1993. The increase in 1995 was due primarily to higher average selling prices for certain products, the added net sales of Trigon's U.S. operations, and higher unit volume in certain of the Company's major classes of products. The increase in 1994 resulted primarily from increased unit volume in certain of the Company's major classes of products and the additional sales of Shurtuff(R) durable mailer products, a product line that was acquired in August 1993.

     Net sales from foreign operations increased 86% in 1995 compared with 1994 primarily due to the added net sales of Trigon's operations outside of the United States, the added net sales of other foreign businesses acquired during 1994 as discussed below, increased unit volume in the Company's major classes of products, higher average selling prices for certain products and the modest contribution of foreign currency translation. Net sales from foreign operations increased 22% in 1994 compared with 1993 primarily due to increased unit volume of the Company's major classes of products and the additional sales of products added as a result of acquisitions that the Company made in Europe during 1994.

     Net sales of engineered products, which consist primarily of Instapak(R) products and thick polyethylene foams, increased 21% in 1995 compared with 1994 and 15% in 1994 compared with 1993. The increase in 1995 was due primarily to increased unit volume of Instapak(R) products and higher average selling prices for certain products. The increase in 1994 was due primarily to increased unit volume of Instapak(R) products, thick polyethylene foams and Korrvu(R) suspension packaging. Contributing to the increased sales in both 1995 and 1994 were the added net sales of fabricated packaging materials produced by a small French company acquired in May 1994.

     Net sales of surface protection and other cushioning products, primarily air cellular products, thin polyethylene foam products and protective and durable mailers, increased 42% in 1995 compared with 1994 and 16% in 1994 compared with 1993. The increase in 1995 resulted primarily from the added net sales of Trigon's durable mailer and bag products, higher average selling prices for certain products, the added sales of businesses acquired during 1994, and increased unit volume for certain products. The businesses acquired in 1994 include manufacturers of air cellular and other protective packaging products in Norway and Italy which the Company acquired in September and December, 1994, respectively. The increase in 1994 was primarily due to increased unit volume of certain products and the additional sales of businesses acquired during 1994 and 1993.

     Net sales of food packaging products, which consist primarily of Dri-Loc(R) pads as well as Trigon's food packaging films and systems, increased 84% in 1995 compared with 1994 and 11% in 1994 compared with 1993. The increase in 1995 was due primarily to the added sales of Trigon's food packaging products and, to a lesser extent, increased unit volume. The increase in 1994 was due primarily to increased unit volume. Contributing to the increase in both 1995 and 1994 were the added sales of a small English manufacturer of absorbent food pads that the Company acquired in July 1994.

     Net sales of other products increased to $21,127,000 in 1995 from $11,515,000 in 1994 primarily due to the added net sales of Trigon's specialty adhesive products.

Costs and Expenses

     Cost of sales increased 43% in 1995 compared with 1994 and 16% in 1994 compared with 1993 reflecting primarily the higher level of net sales in each period combined with certain higher raw material costs in each period as well as the impact of the Trigon and other acquisitions. In 1994, the effect of certain higher raw material costs was partially offset by certain production efficiencies. Cost of sales as a percentage of net sales was 64.6%, 63.1%, and 62.5% in 1995, 1994 and 1993, respectively.

     Gross profit increased 34% in 1995 compared with 1994 and 13% in 1994 compared with 1993 reflecting the higher level of net sales in each period, the changes in raw material costs discussed above, and changes in product mix.

     Marketing, administrative and development expenses increased 37% in 1995 compared with 1994 and 13% in 1994 compared with 1993. The increase in both 1995 and 1994 reflects primarily the Company's higher level of net sales. The increase in 1995 also reflects the added marketing, administrative and development expenses of Trigon and other acquired companies, and costs associated with the integration of Trigon and other recent acquisitions. Also contributing to the increase in 1994 were the added marketing, administrative and development expenses of acquired companies, and costs associated with integrating acquisitions completed in 1994. Marketing, administrative and development expenses declined modestly as a percentage of net sales each year from 1993 to 1995 primarily reflecting higher net sales, certain operating efficiencies and certain cost control measures.

Operating Profit

     Operating profit increased 30% in 1995 compared with 1994 and 13% in 1994 compared with 1993 primarily due in each year to the Company's higher net sales and the relative changes inthe Company's costs and expenses discussed above.

     Domestic operating profit increased 15% in 1995 compared with 1994 and 12% in 1994 compared with 1993, primarily due to higher net sales and the relative changes in costs and expenses discussed above.

     Foreign operating profit increased 83% in 1995 compared with 1994 and 20% in 1994 compared with 1993 primarily due to higher net sales partially offset by changes in certain costs and expenses.

Other Income (Expense)

     Other income expense, net decreased to $21,726,000 in 1995 compared with $22,706,000 in 1994 and $28,652,000 in 1993. Interest expense, which is the principal component of this item, decreased to $19,106,000 in 1995 from $19,363,000 in 1994 and $28,828,000 in 1993. Although the
Company had higher levels of outstanding indebtedness during the course of 1995 compared with 1994 primarily due to borrowings made in connection with the Trigon acquisition, the effective interest rates on such indebtedness were lower than those which prevailed in 1994 primarily due to the refinancing in July 1994 of the Company's 12-5/8% Senior Subordinated Notes (the "12-5/8% Notes".) The lower amount of interest expense in 1994 compared with 1993 resulted primarily from lower average borrowings as well as, in 1994, the refinancing of the 12-5/8% Notes.



Income Taxes

     The Company's effective income tax rate was 39.5%, 39.2% and 43.0% in 1995, 1994 and 1993, respectively. The Company's effective tax rate was higher than the statutory U.S. federal income tax rate in each year primarily due to state income taxes, foreign withholding taxes on the assumed repatriation of accumulated earnings from the Company's foreign subsidiaries and additional United States income taxes on such accumulated foreign earnings. The Company anticipates that its effective income tax rate in 1996 will remain at a rate comparable to that in 1995.

     As of January 1, 1993, the Company implemented Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of this accounting change resulted in a credit to earnings of $1,459,000, or $0.04 per share, in 1993.

Early Redemption of Senior Subordinated Notes

     The early redemption in 1994 of the 12-5/8% Notes resulted in an after-tax charge to earnings of $5,576,000, or $.14 per share, in 1994 reflecting the 4.734% call premium paid on the redemption of the 12-5/8% Notes and the write-off of the related unamortized deferred financing costs.

Earnings

     Excluding the extraordinary charge to earnings in 1994 attributable to the refinancing of the 12-5/8% Notes and the cumulative effect of the accounting change in 1993 related to the implementation of FAS 109, earnings increased 42% in 1995 compared with 1994 and 44% in 1994 compared with 1993. After giving effect to these items, net earnings increased 67% in 1995 compared with 1994 and 16% in 1994 compared with 1993.

     The foregoing earnings per share figures reflect the effect of a two-for-one stock split in the nature of a stock dividend distributed on September 29, 1995 to holders of record of the Company's common stock at the close of business on September 15, 1995.

Liquidity and Capital Resources

     The Company's principal sources of liquidity are cash flows from operations and amounts available under the Company's existing lines of credit. The Company has met, and currently expects that it will continue to meet, substantially all of its working capital and capital expenditure requirements as well as its debt servicing requirements with funds provided by operations and borrowings made either under its available lines of credit or otherwise.

     Cash flows from operating activities were $75,218,000 in 1995, $62,941,000 in 1994 and $53,100,000 in 1993. The increase each year was due primarily to increased earnings and increased levels of depreciation and amortization partially offset by changes in operating assets and liabilities. Among the Company's operating assets and liabilities reflected in the Company's cash flows at December 31, 1995, the increases in accounts receivable, inventories and accrued liabilities were due primarily to the Company's higher level of net sales and the timing of cash disbursements and cash receipts.

     Cash flows used in investing activities were $47,993,000 in 1995, $32,518,000 in 1994 and $23,438,000 in 1993. Such cash was used primarily to fund capital expenditures and acquisitions. The fluctuation between years was primarily due to the timing of acquisitions, particularly the Trigon acquisition in 1995, and capital expenditures.

     Cash flows used in financing activities were $30,912,000 in 1995, $39,097,000 in 1994 and $36,206,000 in 1993. The lower amount of net cash used in financing activities in 1995 primarily reflects the higher level of net repayments of outstanding debt in the 1995 period partially offset by an increase in notes payable.

     At December 31, 1995 the Company had working capital of $41,945,000, or 9% of total assets, compared to working capital of $15,767,000, or 5% of total assets, at December 31, 1994. The increase in working capital was due primarily to increases in accounts receivable and inventory and a decrease in current portion of long-term debt partially offset by increases in accrued liabilities and notes payable, which were primarily due to the effect of the Trigon acquisition, the Company's higher level of operations and the timing of payments and debt maturities.

     The Company's ratio of current assets to current liabilities
(current ratio) was 1.3 at December 31, 1995 and 1.1 at December 31, 1994. The Company's ratio of current assets less inventory to current liabilities (quick ratio) was 0.9 at December 31, 1995 and 0.8 at December 31, 1994. The increase in the current ratio in 1995 resulted primarily from the increase in working capital discussed above.

     The Company's principal credit facility is an unsecured 1994 credit agreement, as amended, with Banker's Trust Company, as agent for a syndicate of banks (the "1994 Credit Facility"), which provides for a $200 million revolving credit facility (the "1994 Revolving Credit Facility") and a term loan (the "1994 Term Loan") in the original aggregate principal amount of $100 million, both of which terminate on June 30, 1999. The 12-5/8% Notes were redeemed on July 8, 1994 with the proceeds of $178 million of borrowings under the 1994 Credit Facility.

     Long-term debt, less current installments declined to $149,808,000 at December 31, 1995 from $155,293,000 at December 31, 1994 due primarily to a net reduction of outstanding long-term indebtedness during 1995, partially offset by $25,592,000 of additional borrowings that the Company incurred in connection with the Trigon acquisition in January 1995 primarily under the 1994 Credit Facilty and approximately $25 million of Trigon's net long-term indebtedness that the Company assumed as a result of the acquisition. The majority of such Trigon indebtedness has since been replaced by indebtedness under the 1994 Credit Facility. Current installments of long-term debt declined to $17,953,000 at December 31, 1995 from $22,579,000 at December 31, 1994 reflecting the timing of scheduled maturities.

     The 1994 Term Loan is repayable at the rate of $20,000,000 aggregate principal amount per year in equal quarterly installments through June 30, 1999. The 1994 Revolving Credit Facility has no required annual minimum paydown provision, but the available commitment under such Facility will be reduced by $25,000,000 on each of June 30, 1997 and June 30, 1998. The 1994 Credit Facility terminates on June 30, 1999, and all outstanding loans thereunder must be repaid on or before such date.

     The Company's obligations under the 1994 Credit Facility and certain other lines of credit bear interest at floating rates. The Company has entered into certain interest rate swap agreements that have the effect of converting a portion of the Company's floating rate debt to fixed rate debt. The 1994 Credit Facility provides for changes in interest rate margins based on certain financial criteria and imposes certain limitations on the operations of the Company that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments and capital expenditures, dispositions of property or assets, certain transactions with affiliates and the payment by the Company of cash dividends to its stockholders, as well as certain financial covenants including requirements as to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1995.

     The Company expects that the payment of principal and interest on its indebtedness will remain a significant use of the Company's funds for the foreseeable future. The Company expects to continue to make the principal and interest payments on its outstanding indebtedness as well as to meet its working capital and capital expenditure requirements primarily with funds provided by operations and borrowings under its available lines of credit. As of December 31, 1995, such lines of credit amounted to approximately $242 million of which approximately $140 million were unused. The ability of the Company to make payments of principal and interest on its indebtedness, and to comply with the financial covenants to which it is subject in connection with such indebtedness, is dependent on the Company's future performance and business growth, which are subject to financial, economic, competitive and other factors affecting the Company, many of which may be beyond the Company's control.

     The Company's shareholders' equity increased to $106,338,000 at December 31, 1995 from $11,012,000 at December 31, 1994 primarily as a result of the Company's net earnings for 1995, the value of shares of common stock issued in connection with the Trigon acquisition, and the value of shares of common stock issued for non-cash compensation.

Impact of Inflation

     Inflation did not have a material impact on the Company's consolidated financial statements in the 1993 to 1995 period.

Other Matters

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

     At December 31, 1995, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings or private environmental claims for the cleanup of superfund or other sites. The Company may have potential liability for investigation and clean up of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1995 and 1994, such environmental related provisions were not material and the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities are paid over an extended period, and the timing of such payments cannot be predicted with certainty.

New Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which becomes effective for fiscal years beginning after December 15, 1995. The Company adopted such statement effective January 1, 1996. The Company currently anticipates that the implementation of such statement will not have a material effect on the Company's consolidated financial statements.

     The FASB issued Statement No. 123, "Accounting For Stock-Based Compensation," which becomes effective for transactions entered into after December 15, 1995. The Company, as permitted by Statement No. 123, has not adopted the recognition provision of this statement when accounting for stock-based compensation and the Company believes any requirements in connection with such statement will not have a material effect on the consolidated financial statements.





SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
Years Ended December 31, 1995, 1994 and 1993
(In thousands of dollars except per share data)
							   1995         1994        1993
________________________________________________________________________________________
Net sales                                                $723,120    $519,186    $451,694
Cost of sales                                             466,952     327,423     282,147

   Gross profit                                           256,168     191,763     169,547

Marketing, administrative and
   development expenses                                   147,288     107,854      95,434

   Operating profit                                       108,880      83,909      74,113

Other income (expense):
   Interest income                                          1,187       1,140       1,145
   Interest expense                                       (19,106)    (19,363)    (28,828)
   Other, net                                              (3,807)     (4,483)       (969)
     Other income (expense), net                          (21,726)    (22,706)    (28,652)

Earnings before income taxes                               87,154      61,203      45,461
Income taxes                                               34,426      23,987      19,547

Earnings before cumulative effect of
  accounting change and early redemption
  of subordinated notes                                    52,728      37,216      25,914

Cumulative effect of accounting change                         -          -         1,459

Early redemption of subordinated notes,
  net of income taxes                                          -       (5,576)          -

Net earnings                                             $ 52,728    $ 31,640    $ 27,373

Earnings per common share:
  Before cumulative effect of accounting change
    and early redemption of subordinated notes           $   1.25    $   0.94    $   0.66

  Cumulative effect of accounting change                        -           -        0.04

  Early redemption of subordinated notes,
    net of income taxes                                         -        (.14)          -

  Net earnings per common share                          $   1.25    $   0.80    $   0.70

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1995 and 1994
(In thousands of dollars except share data)
								1995          1994
Assets
Current assets:
   Cash and cash equivalents                                  $  7,661    $ 11,153
   Accounts receivable, less allowance for doubtful
     accounts of $5,261 in 1995 and $3,970 in 1994             116,446      91,321
   Other receivables                                             6,170       3,866
   Inventories                                                  54,500      38,259
   Prepaid expenses                                              2,470       1,009
   Deferred income taxes                                         8,912       6,223

     Total current assets                                      196,159     151,831

Property and equipment:
   Land and buildings                                           77,603      67,226
   Machinery and equipment                                     177,832     141,981
   Leasehold improvements                                        6,766       5,029
   Furniture and fixtures                                       11,956      12,224
   Construction in progress                                     10,711       5,864
							       284,868     232,324
   Less accumulated depreciation and amortization              115,012      96,154
     Property and equipment, net                               169,856     136,170


Patents and patent rights, less accumulated
  amortization of $13,619 in 1995 and $11,819 in 1994           12,107       9,647

Excess of cost over fair value of net assets acquired, less
  accumulated amortization of $7,607 in 1995 and
  $4,715 in 1994                                                41,932      19,710


Other assets                                                    23,491      13,759
							      $443,545    $331,117



See accompanying notes to consolidated financial statements.



								  1995        1994
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable                                               $18,887     $ 7,929
   Current installments of long-term debt                       17,953      22,579
   Accounts payable                                             44,460      43,009
   Accrued wages, salaries and related costs                    26,759      20,788
   Accrued interest                                              1,560       1,323
   Other accrued liabilities                                    28,865      23,859
   Income taxes payable                                         15,730      16,577
     Total current liabilities                                 154,214     136,064

Long-term debt, less current installments                      149,808     155,293

Deferred income taxes                                           21,875      17,215
Deferred credits and other liabilities                          11,310      11,533
     Total liabilities                                         337,207     320,105

Commitments and contingent liabilities (notes 5 and 8)

Shareholders' equity:
   Preferred stock, no par value.  Authorized 1,000,000
     shares, none issued in 1995 and 1994                            -           -
   Common stock, $.01 par value.  Authorized: 60,000,000
     shares in 1995 and 35,000,000 shares in 1994; Issued:
     42,506,573 shares in 1995 and 20,111,618 shares in 1994       425         201
   Additional paid-in capital                                  158,400     114,686
   Retained earnings (deficit)                                 (53,308)   (106,036)
   Accumulated translation adjustment                            7,279       6,126
							       112,796      14,977
Less:
     Deferred compensation                                       6,232       3,717
     Treasury stock at cost: 224,758 shares held
     in 1995 and 122,306 shares held in 1994                       226         248
	 Shareholders' equity                                  106,338      11,012
							      $443,545    $331,117


SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 1995, 1994 and 1993
(In thousands of dollars)
					  Additional   Retained     Accumulated
			       Common     Paid-in      Earnings     Translation   Deferred      Treasury
				Stock     Capital      (Deficit)    Adjustment    Compensation  Stock
_____________________________________________________________________________________________________



Balance, December 31, 1992     $  194     $  95,551   $(165,049)   $   6,723   $  (3,468)   $   (262)
Net earnings                        -             -      27,373            -           -           -
Proceeds from awards of
 contingent stock, net              2           199           -            -           -           -
Excess of fair value over
 proceeds from awards of
 contingent stock, net              -         4,591           -            -      (4,591)          -
Amortization                        -             -           -            -       2,929           -
Tax benefit in excess of
 amortization on stock awards       -           542           -            -           -           -
Contingent stock forfeited          -           (10)          -            -          10          (1)
Non-cash compensation               1         1,807           -            -           -           -
Shares issued in acquisitions       2         5,681           -            -           -          17
Foreign currency translation                _______                   (1,660)     ______      ______

Balance, December 31, 1993        199       108,361    (137,676)       5,063      (5,120)       (246)

Net earnings                        -             -      31,640            -          -            -
Proceeds from awards of
 contingent stock, net              1            52            -           -          -            -
Excess of fair value over
 proceeds from awards of
 contingent stock, net              -         1,615            -           -      (1,615)          -
Amortization                        -             -           -            -        2,957          -
Tax benefit in excess of
  amortization on stock awards      -           664           -             -           -          -
Contingent stock forfeited          -           (61)          -             -          61         (2)
Non-cash compensation               1         2,360           -             -           -          -
Shares issued in acquisitions       -         1,695           -             -           -          -
Foreign currency translation                                            1,063     ______        ____

Balance, December 31, 1994        201       114,686     (106,036)       6,126     (3,717)       (248)


Net earnings                        -            -        52,728            -           -          -
Proceeds from awards of
 contingent stock, net              -           160            -            -           -          -
Excess of fair value over
 proceeds from awards of
 contingent stock, net              2         5,931            -             -     (5,933)         -
Amortization                        -            -             -             -      3,370          -
Tax benefit in excess of
 amortization on stock awards       -           527            -             -          -          -
Contingent stock forfeited          -           (48)           -             -         48         (2)
Non-cash compensation               1         3,239            -             -          -          -
Shares issued in acquisitions       9        34,117            -             -          -         24
Stock split                       212          (212)           -             -          -          -
Foreign currency translation                                             1,153    _______     ______

Balance, December 31, 1995    $   425     $ 158,400     $(53,308)     $  7,279   $ (6,232)   $  (226)

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 1995, 1994 and 1993
(In thousands of dollars)

								 1995          1994           1993
    CASH FLOWS FROM OPERATING ACTIVITIES:
	Net earnings                                          $ 52,728      $ 31,640      $ 27,373
	Adjustments to net earnings to reconcile to
	  net cash provided by operating activities:
	  Cumulative adjustment for effect of accounting
	  change                                                     -             -        (1,459)
	  Early redemption of subordinated notes                     -         5,576             -
	  Depreciation and amortization of property
	  and equipment                                         20,473        14,921        14,334
	   Other depreciation and amortization                  14,807         8,599        10,210
	   Deferred tax provision                               (1,375)          385         2,886
	   Net losses on disposals of property and equipment       273           397           408
	   Non-cash compensation                                 3,491         3,100         2,293
	   Other, net                                              876          (505)       (2,172)
	   Change in operating assets and liabilities:
	      Receivables                                      (13,016)      (17,478)       (1,716)
	      Inventories                                       (5,953)       (4,018)       (2,466)
	      Prepaid expenses                                  (1,441)          666          (664)
	      Accounts payable                                  (9,262)       14,913         1,555
	      Accrued interest                                     237        (9,810)         (519)
	      Other accrued liabilities                         10,813         4,264         1,892
	      Income taxes payable                               2,567        10,291         1,145
	    Net cash provided by operating activities           75,218        62,941        53,100

    CASH FLOWS FROM INVESTING ACTIVITIES:

	Capital expenditures for property and equipment        (21,056)      (17,470)      (22,474)
	Proceeds from sales of property and equipment              776           226           203
	Net cash utilized in purchase of subsidiaries          (27,713)      (15,274)       (1,167)

	    Net cash used in investing activities              (47,993)      (32,518)      (23,438)


    CASH FLOWS FROM FINANCING ACTIVITIES:

	Proceeds from long-term debt                            75,271       203,857         5,501
	Principal payments on long-term debt                  (114,281)     (234,613)      (43,753)
	Net (payments) proceeds on notes payable                 8,098          (293)        2,046
	Subordinated debt redemption premium                        -         (8,048)            -

	    Net cash used in financing activities              (30,912)      (39,097)      (36,206)

	Effect of exchange rate changes on
	cash and cash equivalents                                  195           435          (106)

    CASH AND CASH EQUIVALENTS:

	Decrease during the period                              (3,492)       (8,239)       (6,650)
	Balance, beginning of period                            11,153        19,392        26,042

	Balance, end of period                                $  7,661     $  11,153      $ 19,392

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	Cash paid during the year for:
	  Interest                                            $ 18,582      $ 28,645      $ 26,735
	  Income taxes                                        $ 33,898      $ 14,349      $ 16,058

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

Prior years' financial statement amounts have been reclassified to conform with their 1995 presentation.

Foreign Currency

All balance sheet accounts are translated at year-end exchange rates, and statement of earnings items are translated at applicable month-end exchange rates. Resulting translation adjustments are made directly to a separate component of shareholders' equity.

Earnings before income taxes include aggregate exchange losses of $828,000, $697,000 and $86,000 for the years ended December 31, 1995,
1994 and 1993, respectively.

Cash and Cash Equivalents

The Company's policy is to invest cash in excess of short-term operating and debt service requirements in temporary cash investments with original maturities of three months or less. Such short-term investments amounted to $6,134,000 and $7,426,000 at December 31, 1995 and 1994, respectively. These instruments consisted of money market and commercial paper amounts stated at cost, which approximates market because of the short maturity of these instruments.

Financial Instruments

The Company has a limited involvement with various financial instruments with off-balance-sheet risk. These financial instruments include interest rate and foreign currency swap agreements, interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts. Such financial instruments are used to limit, fix or offset certain interest rate or foreign currency exposures with respect to the Company's borrowings, and trade activities. The Company does not purchase, hold or sell financial instruments for trading purposes. The Company would be exposed to credit risk in the event of non-performance by the counterparties to such financial instruments. However, the Company seeks to minimize such risk by entering into such transactions with counterparties who are major financial institutions with high credit ratings.

Gains and losses on the various financial instruments are included in the carrying amounts of those underlying assets or liabilities for which the financial instruments were entered and are recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on financial instruments that do not qualify as hedges are recognized as other income or expense on a current basis.

Inventories

Inventories are stated at the lower of cost or market. The majority of U.S. inventories are valued using the last-in, first-out ("LIFO") method; other U.S. inventories, principally parts used in packaging systems, are valued using the first-in, first-out ("FIFO") method. Inventories of foreign operations are valued using primarily the FIFO method. Had the FIFO method (which approximates current cost) been used for all inventory at December 31, 1995, inventories would have been higher by $4,557,000 ($4,848,000 and $1,158,000 in 1994 and 1993,
respectively). The cost elements of work in process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Because the cost of certain inventories is determined on the LIFO method, it is not practicable to present separately the components of inventories (raw materials, work in process and finished goods).

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

Intangibles and Other Assets

Patents and patent rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to 17 years. The excess of cost over fair value of net assets acquired is amortized over periods ranging up to 40 years. Other intangible assets, including non-competition agreements, included in other assets are amortized over the life of such agreements usually ranging from 1 to 5 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future non-discounted operating cash flows derived from such intangible assets are less than their carrying value.

Deferred financing costs, which were incurred by the Company in connection with various financing instruments, are capitalized and charged to operations as additional interest expense over the life of the underlying indebtedness using the interest method adjusted to give effect to any early repayments.

Employee Benefit Plans

The Company has a non-contributory profit-sharing plan covering most U.S. employees except those employees covered by collective bargaining agreements that do not provide for their participation. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also has a thrift and section 401(k) plan in which most U.S. employees of the Company are eligible to participate except those employees who are covered by certain collective bargaining agreements that do not provide for participation in the plan. Under this plan, the Company matches 50% of each employee's contributions to a maximum Company contribution of 3% of the employee's compensation. Forfeitures of nonvested interests in each of these plans remain in the respective plans for the benefit of the remaining participants. The Company also has pension or profit-sharing plans for employees of certain foreign subsidiaries and certain U.S. employees who are covered by collective bargaining agreements. Company contributions to or provisions for its profit-sharing, thrift and pension plans, net of forfeitures, are charged to operations and amounted to $10,069,000 in 1995 ($8,718,000 and $6,734,000 in 1994 and 1993, respectively).

The Company provides various other benefit programs to active employees including group medical, insurance and other welfare benefits. The costs of these benefit programs are charged to operations as incurred. Eligibility to participate in these programs generally ceases upon retirement or other separation from service except as required by applicable law.

Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $14,597,000 in 1995 ($10,912,000 and $9,168,000 in 1994 and
1993, respectively).



Environmental Expenditures

Environmental expenditures that relate to ongoing business activities are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed. Liabilities are recorded when the Company determines that environmental assessments or remediations are probable and that the costs or a range of costs to the Company associated therewith can be reasonably estimated.

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions.

As of January 1, 1993, the Company implemented FASB Statement No. 109 ("FAS 109"), "Accounting for Income Taxes," which prescribes the liability method of accounting for income taxes. Prior to January 1, 1993, the Company accounted for income taxes as prescribed by Accounting Principles Board Opinion No. 11 ("APB 11") under which deferred taxes were recorded based on the current period's tax rates and laws and were not adjusted for subsequent changes in tax rates or laws. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recorded when it is more likely than not such tax benefits will be realized (note 7).

Earnings Per Common Share

Earnings per common share are computed on the basis of the weighted average number of shares of common stock outstanding during the year, including contingent stock awards and shares issued as non-cash compensation (note 6). The weighted average number of common shares outstanding in 1995 was 42,057,000 (39,884,000 and 39,168,000 in 1994
and 1993, respectively) after reflecting the effect of the 1995 stock split (note 6).

Risks and Uncertainties

The Company is primarily engaged in a single line of business: the manufacture and sale of protective and specialty packaging materials and systems to a diverse group of customers throughout the world. The Company performs ongoing credit evalualtions of its customers' financial condition and generally requires no collateral from its customers. No single customer or affiliated group of customers accounts for more than 10% of the Company's net sales.

In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the Company's consolidated financial statements. Actual results could differ from these estimates.



Note 2 Acquisitions

On January 10, 1995, the Company acquired Trigon Industries Limited ("Trigon"), a privately owned, New Zealand based manufacturer of food packaging films and systems, durable mailers and bags and specialty adhesive products, for 882,930 newly issued shares of common stock valued at $35.70 per share and $25,592,000 in cash primarily provided by proceeds from borrowings under the 1994 Credit Facility (note 4), representing a purchase price of approximately $57 million. The net assets of Trigon acquired included property and equipment of approximately $28,400,000, intangible assets of approximately $43,000,000 including trademarks, non-compete agreements, and the excess of cost over the fair value of net assets acquired, $25,000,000 of net indebtedness, and working capital of approximately $12,000,000. Such acquisition was accounted for as a purchase.

In December 1995, the Company acquired certain assets of LF&P Inc., a United States manufacturer of certain protective packaging materials. In November 1995, the Company acquired the assets of Poly-Cell,Inc., a United States manufacturer of multi-web air cellular products. These transactions, each of which was effected in exchange for shares of the Company's common stock, cash or a combination of the Company's common stock and cash, were accounted for as purchases, and were not material to the Company's consolidated financial statements.

In December 1994, the Company acquired SPIC Srl, an Italian manufacturer of air cellular and other protective packaging products. In September 1994, the Company acquired Emballasje-Teknikk A/S, a Norwegian manufacturer of air cellular and other protective packaging products. In July 1994, the Company acquired Hereford Paper and Allied Products Limited, an English manufacturer of absorbent food pads. In May 1994, the Company acquired Delsopak S.A., a French fabricator of polyethylene foam and other protective packaging products, and an exclusive license and option to purchase certain patents related to its business. These transactions, each of which was effected in exchange for shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, were accounted for as purchases, and were not material to the Company's consolidated financial statements.

In August 1993, the Company acquired the assets of the Shurtuff Division of Shuford Mills, Inc., a manufacturer of durable protective mailers.
In July 1993, the Company acquired the assets of Polypride, Inc., a manufacturer of multi-web air cellular materials. These transactions, each of which was effected in exchange for shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, were accounted for as purchases, and were not material to the Company's consolidated financial statements.

Note 3 Geographic Areas

The Company's operations are conducted primarily in the United States, Europe, the Asia/Pacific region, Canada and Mexico and its products are distributed in these areas as well as other parts of the world. Net sales for each major geographic area include transfers to other geographic areas. Such transfers are made at prices intended to provide reasonable and appropriate returns to the selling unit, and applicable eliminations have been applied to the intergeographic transactions.

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



Information by Major Geographic Area:
(In thousands of dollars)

		       Net     Operating    Identifiable
		     Sales        Profit          Assets
1995
United States      $ 464,820     $  75,828     $ 224,877
Europe               188,558        24,617       148,787
Asia/Pacific & Other  94,864         8,435        69,719
Eliminations         (25,122)            -             -
   Consolidated    $ 723,120     $ 108,880     $ 443,383



1994
United States       $385,484      $ 65,884      $185,510
Europe               107,990        13,882       116,800
Asia/Pacific & Other  44,681         4,143        28,807
Eliminations         (18,969)            -             -
   Consolidated     $519,186      $ 83,909      $331,117



1993
United States      $341,321      $ 59,059       $191,014
Europe               87,939        12,433         65,780
Asia/Pacific & Other 34,893         2,621         23,024
Eliminations        (12,459)            -              -
   Consolidated    $451,694      $ 74,113       $279,818

NOTE: Net sales shown for the United States, Europe and Asia/Pacific and other include transfers to other geographic areas as follows:
United States, 1995 -$18,412,000; 1994 -$14,850,000; 1993 -$11,130,000;
Europe, 1995 -$2,398,000; 1994 -$1,368,000; 1993 -$754,000; Asia/Pacific
and other, 1995 -$4,312,000; 1994 -$2,751,000; 1993 -$575,000.



Note 4 Long-Term Debt

A summary of long-term debt at December 31, 1995 and 1994 follows:
(In thousands of dollars)
					    1995                1994
1994 Credit Facility                    $146,611            $155,681
Other foreign loans                       16,352              20,729
Other                                      4,798               1,462
   Total                                 167,761             177,872
Less current installments                 17,953              22,579
   Long-term debt, less current
   installments                         $149,808            $155,293





The Company and certain of its subsidiaries are parties to a credit agreement dated as of June 8, 1994, as amended, with Bankers Trust Company, as agent for a syndicate of banks (the "1994 Credit Facility"), which provides for an unsecured five-year $200 million revolving credit facility (the "1994 Revolving Credit Facility") and an unsecured five-year $100 million term loan (the "1994 Term Loan"). On July 8, 1994, the Company redeemed all of its outstanding 12-5/8% Senior Subordinated Notes (the "12-5/8% Notes") from the proceeds of the 1994 Term Loan and a $78 million borrowing under the 1994 Revolving Credit Facility. The early redemption of the 12-5/8% Notes resulted in a charge to earnings of $5,576,000, or $.14 per share, after giving effect to an income tax benefit of $3,716,000 in 1994 reflecting the 4.734% call premium due on the redemption of the 12-5/8% Notes and the write-off of the related unamortized deferred financing costs. At December 31, 1995, the Company's borrowings under the 1994 Credit Facility consisted of $83,611,000 of indebtedness under the 1994 Revolving Credit Facility and $63,000,000 of indebtedness under the 1994 Term Loan. The weighted average interest rate under the 1994 Credit Facility was approximately 7.1% at December 31, 1995 and December 31, 1994.

Under the terms of the 1994 Credit Facility, $20 million aggregate principal amount of the 1994 Term Loan is repayable each year in equal quarterly installments through June 30, 1999. There is no required annual minimum paydown provision under the 1994 Revolving Credit Facility, but the available commitment under this Facility will be reduced by $25 million on each of June 30, 1997 and June 30, 1998. The 1994 Credit Facility terminates on June 30, 1999.

The Company's obligations under the 1994 Credit Facility and certain other loans and other lines of credit bear interest at floating rates. The Company has entered into certain interest rate swap agreements in the notional amount of $50 million which effectively fix interest rates on borrowings of that amount. The 1994 Credit Facility provides for changes in interest rates based on certain financial criteria and imposes certain limitations on the operations of the Company that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments and capital expenditures, dispositions of property or assets, certain transactions with affiliates, and the payment by the Company of cash dividends to its stockholders as well as certain financial covenants including requirements as to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1995.

Other foreign loans, certain of which are secured by foreign assets, are due in varying annual installments through 2010 with fixed and variable interest rates with weighted average interest rates of 7.8% and 9.2% at December 31, 1995 and 1994, respectively.

Under the 1994 Credit Facility and other credit facilities, the Company had available lines of credit at December 31, 1995 of approximately $242 million of which approximately $140 million were unused. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Scheduled annual maturities of long-term debt for the five years subsequent to December 31, 1995 are as follows: 1996-$17,953,000; 1997- $23,266,000; 1998-$23,107,000; 1999-$82,894,000 and 2000-$15,094,000.



Note 5 Financial Instruments

The Company is required by generally accepted accounting principles to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements and derivative financial instruments. Such estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the Company's estimates. The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows:



(In thousands of dollars)
					1995                 1994
				Carrying    Fair      Carrying   Fair
				Amount      Value     Amount     Value

Financial assets:
 Cash and cash equivalents   $  7,661   $  7,661    $ 11,153  $ 11,153
 Accounts receivable, net     116,446    116,446      91,321    91,321
 Other assets (derivatives)         -          -       1,086     1,484

Financial liabilities:
 Accounts payable              44,460     44,460      43,009    43,009
 Notes payable                 18,887     18,887       7,929     7,929
  Debt:
   1994 Credit Facility       146,611    146,611     155,681   155,681
   Derivatives                      -       (254)          -       156
   1994 Credit Facility, net  146,611    146,357     155,681   155,837
   Other Foreign Loans         16,352     16,530      20,729    20,733
   Other                        4,798      5,001       1,462     1,302



The carrying amounts of cash and cash equivalents, accounts receivable, net of the allowance for doubtful accounts, notes payable and, accounts payable approximate fair value due to their short-term maturity.

The fair value estimates of the Company's various debt instruments were derived by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date.

Other assets (derivatives) in the preceding table includes foreign currency options and forwards and interest rate caps. Foreign currency options and forwards are generally used by the Company to limit the risk on anticipated international transactions. At December 31, 1995 the Company was party to foreign currency options with an aggregate notional amount of approximately $14 million as well as several foreign currency fowards with an aggregate notional amount of approximately $1.2 million. At December 31, 1994, the Company was party to foreign currency options with an aggregate notional amount of approximately $59 million, primarily for the purchase of New Zealand dollars in anticipation of the Company's acquisition of Trigon. The Company believes that its risk of accounting loss on such options is limited to unamortized premium paid for such options, which amortization is not material to the Company's financial statements.

Interest rate swaps and caps limit exposure to rising interest rates. Interest rate swaps effectively fix the rate of interest the Company pays on debt in the amount of the notional amount of the swaps. At December 31, 1995 the Company was party to interest rate swaps with various expiration dates up to June 1999 with an aggregate notional amount of $50 million. Such instruments were designated as hedges against borrowings under the 1994 Credit Facility. At December 31, 1994 the Company was not party to any interest rate swap agreements.
Interest rate caps give the Company the right to receive, at specified intervals, the difference between certain fixed and floating interest rates multiplied by agreed notional principal amounts. At December 31, 1994 the Company was party to several interest rate caps with various expiration dates up to December 1997 with an aggregate notional amount of $90 million. At December 31, 1995 the Company was no longer party to any interest rate cap agreements.


Debt derivatives in the preceding table includes interest rate and currency swaps which allow the Company to swap borrowings denominated in U.S. dollars for borrowings denominated in foreign currencies, gaining access to additional sources of international financing while limiting foreign exchange risk. At December 31, 1995 and 1994, the Company was party to several such interest rate and currency swaps with an aggregate notional amount of approximately $43.5 million and $22.8 million, respectively, and various expiration dates up to June 1999. Such instruments were designated as hedges against borrowings under the 1994 Credit Facility.


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

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate and currency swaps and foreign currency options and forwards but it does not expect any counterparties to fail to meet their obligations given their high credit ratings and financial strength. The Company believes that off-balance sheet risk in conjunction with interest rate and currency swaps would not be material in the case of non-performance on the part of counterparties on such agreements. The Company believes that there is minimal off-balance sheet risk relating to interest rate caps.

Note 6 Shareholders' Equity

The Company's shareholders' equity increased to $106,338,000 at December 31, 1995 from $11,012,000 at December 31, 1994 primarily as a result of the Company's net earnings in 1995, the value of shares of common stock issued in connection with the Trigon acquisition, and the value of shares of common stock issued for non-cash compensation and other acquisitions.

A two-for-one stock split in the nature of a 100% stock dividend (the "1995 stock split") was distributed on September 29, 1995 to the holders of record of the Company's common stock at the close of business on September 15, 1995. As a result, a transfer was made from additional paid-in-capital to common stock in an amount equal to the aggregate par value of the shares of common stock issued pursuant to this stock split. All per share data and share information in the consolidated financial statements and notes there to have been adjusted to give retroactive effect to the 1995 stock split where appropriate.

A summary of changes in issued and outstanding shares of common stock and shares of treasury stock of the Company follows:



					    1995          1994          1993
   ____________________________________   __________   ____________   ____________________
Changes in common stock:
   Number of shares issued,            20,111,618   19,924,661     19,343,238
   Non-cash compensation                   80,400       78,200         70,900
   Awards of contingent stock             157,550       52,000        294,200
   Shares issued in acquisitions          957,335       56,757        216,323
   Two-for-one stock split             21,199,670            -              -
   Number of shares issued, end
   of year                             42,506,573   20,111,618     19,924,661

Changes in treasury stock:
   Number of shares held,
   beginning of year                     122,306      119,306        126,986
   Shares issued in acquisition          (11,927)           -         (8,180)
   Contingent stock forfeited              2,000        3,000            500
   Two-for-one stock split               112,379            -              -
   Number of shares held, end of year    224,758      122,306        119,306






Non-cash compensation in each year includes shares issued for a portion of the Company's contribution to its profit-sharing plan for the respective preceding year and shares issued to non-employee directors in the form of awards under the restricted stock plan for non-employee directors discussed below. The aggregate amount of non-cash compensation charged to operations amounted to $3,491,000, $3,100,000 and $2,293,000 in 1995, 1994 and 1993, respectively.

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("Contingent Stock") are restricted as to disposition by the holders for a period of three years after issue. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction will lapse prior to the expiration of the three-year period if certain events occur which affect the existence or control of the Company. At December 31, 1995, 725,000 shares of common stock were reserved for issuance under such plan.

The excess of fair value over the award price of Contingent Stock is charged to operations as compensation over the three-year vesting periods of such awards. In 1995, such charges amounted to $3,370,000 ($2,957,000 and $2,929,000 in 1994 and 1993, respectively).

The aggregate fair value of Contingent Stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity.

The Company's restricted stock plan for non-employee directors provides for initial grants of shares to newly elected non-employee directors and annual grants of shares to non-employee directors for less than 100% of fair value at date of grant in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the granting price of shares issued under this plan is charged to operations at the date of such grant. In 1995 the Company issued 1,500 shares under such plan (5,600 and 3,600 in 1994 and 1993, respectively). At December 31, 1995, 161,400 shares of common stock were reserved for issuance under such plan.

The Company currently has the authority to issue 1,000,000 shares of preferred stock, without par value, none of which were issued at December 31, 1995.

The FASB issued Statement No. 123, "Accounting For Stock-Based Compensation," which becomes effective for transactions entered into after December 15, 1995. The Company, as permitted by Statement No. 123, has not adopted the recognition provision of this statement when accounting for stock-based compensation and the Company believes any requirements in connection with such statement will not have a material effect on the consolidated financial statements.

Note 7 Income Taxes

The Company adopted FAS 109 effective January 1, 1993. FAS 109 provides a liability method under which deferred taxes are provided based upon enacted tax rates and laws applicable to the periods in which the taxes become payable. For periods prior to January 1, 1993, the Company accounted for income taxes as prescribed by APB 11 under which deferred taxes were recorded based on the current period's tax rates and laws without adjustment for subsequent changes in such tax rates and laws. The cumulative effect of this change at January 1, 1993 was a reduction of deferred tax liability and a corresponding credit to earnings of $1,459,000, or $0.04 per share.



The components of earnings before income taxes and the cumulative effect of this accounting change in 1993 and the early redemption of the 12-5/8% Notes in 1994 (note 4) follow:




(In thousands of dollars)
				     1995              1994               1993
_____________________________________________________________________________
Domestic                           $ 61,007          $ 44,150         $ 32,721
Foreign                              26,147            17,053           12,740
				   $ 87,154          $ 61,203         $ 45,461

The components of the provision for income taxes on earnings before the cumulative effect of accounting change in 1993 and the early redemption of the 12-5/8% Notes in 1994 follow:
(In thousands of dollars)



				     1995              1994               1993
   ________________________________   _______________   ______________   _______
Current tax provision:

  U.S. federal                     $ 20,624          $ 13,543         $  9,816
  U.S. state and local                5,830             3,981            2,210
  Foreign                             9,347             6,078            4,635
				     35,801            23,602           16,661
Deferred tax provision (benefit):
  Domestic                          (2,589)              631            3,090
  Foreign                            1,214              (246)            (204)
				    (1,375)              385            2,886
Provision for income taxes        $ 34,426          $ 23,987         $ 19,547

The Company's deferred tax liability net of deferred tax assets at December 31, 1995 and 1994 amounted to $12,452,000 and $10,444,000, respectively.  The significant components of the Company's deferred tax assets and liabilities at December 31, 1995 and 1994 as established in accordance with FAS 109 are as follows:
(In thousands of dollars)
						      1995               1994
______________________________________________________________________________
Deferred tax assets:
  Facilities consolidation and integration          $ 4,485            $ 3,207
  Accrued expenses                                    3,057              1,970
  Property and equipment                              3,076              3,431
  Deferred revenue                                      694                609
  Patents and other intangibles                         933                126
  Other                                               4,493              3,711
						     16,738             13,054
  Valuation allowance                                 (522)              (725)
    Deferred tax asset                              $16,216            $12,329


Deferred tax liabilities:
  Property and equipment                            $21,670            $16,394
  Deferred revenue                                    1,230                954
  Patents and other intangibles                         756              1,927
  Other                                               5,012              3,498
    Deferred tax liability                          $28,668            $22,773




The Company expects that it is more likely than not that the net deferred tax assets of $16,216,000 at December 31, 1995 will be realized based on the future reversals of existing deferred tax liabilities and the continuation of earnings, which may be affected by factors outside the Company's control. The valuation allowance of $522,000 is maintained for certain foreign deferred tax assets primarily relating to insignificant net operating losses. The net change in the valuation allowance for deferred tax assets was a decrease of $203,000 in 1995 related to benefits arising from these net operating losses.

An explanation of the difference between the effective income tax rate and the statutory U.S. federal income tax rate expressed as a percentage of earnings before income taxes for the years ended December 31, 1995, 1994 and 1993 follows:

						    1995       1994       1993
_____________________________________________________________________________

Statutory U.S. federal income tax rate              35.0%      35.0%     35.0%

Provision for foreign withholding taxes
 and additional U.S. taxes on
 repatriated and accumulated earnings of
 foreign subsidiaries                                 0.1        1.4       1.8

Tax effect of expenses not subject
 to tax benefit                                       1.7        0.5       1.7

State income taxes, net of U.S.
 federal income tax benefit                           4.0        4.1       4.2

Taxes on foreign earnings at other than the
  statutory U.S. federal income tax rate            (0.4)      (1.0)     (1.1)


Other miscellaneous items                            (0.9)      (0.8)      1.4

Effective income tax rate                           39.5%      39.2%     43.0%




The Company's tax provisions for 1995, 1994 and 1993 give effect to foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional U.S. taxes on such accumulated earnings. The Company has provided U.S. and foreign income taxes on the accumulated earnings of the Company's foreign subsidiaries through December 31, 1995.

The Company's Dutch subsidiary is entitled to certain tax incentives to manufacture certain product lines under agreements with local tax authorities. The total amount of such incentives is dependent on the profitability of such product lines over a period extending through 1999.

Note 8 Commitments and Contingent Liabilities

The Company is obligated under the terms of various leases covering many of the facilities occupied by the Company. The Company accounts for substantially all of its leases as operating leases. Net rental expense for 1995 was $10,228,000 ($8,281,000 and $7,803,000 in 1994 and 1993,
respectively). Estimated future minimum annual rental commitments under noncancelable real property leases expiring through 2006 are as follows:
1996 - $8,220,000; 1997 - $7,053,000; 1998 - $5,741,000; 1999 -
$4,279,000; 2000 - $3,714,000; and subsequent years - $11,922,000.

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

At December 31, 1995, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings or private environmental claims for the cleanup of superfund or other sites. The Company may have potential liability for investigation and clean-up of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1995 and 1994, such environmental related provisions are not material, and the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities may be paid over an extended period, and the timing of such payments cannot be predicted with certainty.

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






The Board of Directors and Shareholders
Sealed Air Corporation:


We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.


				  s/KPMG Peat Marwick LLP

Short Hills New Jersey
January 17, 1996


Interim Financial Information (Unaudited)
(In thousands of dollars except per share data)

Quarter        Net Sales            Gross Profit               Net Earnings

	    1995       1994     1995          1994          1995      1994
First    $173,354  $117,461     $ 60,807      $ 44,458      $ 11,573 $  7,548
Second(1) 182,087   126,761       63,154        47,754        12,623    3,093
Third     178,536   131,121       62,432        47,932        13,442   10,309
Fourth    189,143   143,843       69,775        51,619        15,090   10,690
Year     $723,120  $519,186     $256,168      $191,763      $ 52,728 $ 31,640

	  Earnings Per Share (2)

	    1995       1994
First    $   .28    $   .19
Second(1)    .30        .08
Third        .32        .26
Fourth       .35        .28
	 $  1.25    $   .80

(1)Included in net earnings and earnings per share for the second quarter of 1994 is an after-tax charge of $5,576,000, or $0.14 per share, resulting from the early redemption of the Company's 12-5/8% Senior
Subordinated Notes.

(2) Earnings per share adjusted to reflect the effect of the September 1995 two-for-one stock split paid in the nature of a 100% stock dividend.



Common Stock Information
The Company's Common Stock
is listed the New York Stock            1994               High        Low
Exchange(trading symbol: SEE).       First Quarter      $15-13/16   $14-1/16

The adjacent table sets forth the    Second Quarter     $15-1/16    $13-5/16
high and low sales prices for the
Company's Common Stock for each
quarterduring the two-year period    Third Quarter      $18-1/8     $13-13/16
ended December 31, 1995.             Fourth Quarter     $18-1/8     $15-1/4



The Company is currently subject
to certain covenants in loan            1995
documentsthat limit the payment
of cash dividends.  No dividends
were paid in 1995 or 1994.           First Quarter      $22-3/4     $17-15/16
				     Second Quarter     $22-7/8     $20-1/8



As of March 4, 1996, there were
approximately 1,319 holders of       Third Quarter      $28-1/4     $22-1/8
record of the Company's Common
Stock.                               Fourth Quarter     $30-3/4     $24-1/4

Stock prices for periods prior to the fourth quarter of 1995 have been adjusted to reflect the effect of a two-for-one stock split in the nature of a 100% stock dividend distributed on September 29,1995 to stockholders of record at the close of business on September 15,1995.
