Form 10-K, Exhibit 13
period 1996-12-31
SEALED AIR CORP
filed 1997-03-25
CIK 88204

EXHIBIT 13

PORTION'S OF SEALED AIR CORPORATION'S 1996 ANNUAL REPORT
THAT ARE INCORPORATED BY REFERENCE

SELECTED FINANCIAL DATA
(In thousands of dollars except per share data)
                                                  1996       1995(1)    1994       1993       1992
Consolidated Earnings Statement Data
Net sales by class of product:
  Engineered products                           $284,974   $252,535   $208,363   $180,508   $176,541
  Surface protection and other
    cushioning products                          368,692    333,519    234,587    204,645    200,396
  Food packaging products                        106,473    103,866     56,444     51,023     52,727
  Other products                                  29,473     33,200     19,792     15,518     16,394
    Total                                        789,612    723,120    519,186    451,694    446,058
Cost of sales                                    495,185    466,952    327,423    282,147    278,427
Marketing, administrative and
  development expenses                           164,355    147,288    107,854     95,434     95,441
Operating profit                                 130,072    108,880     83,909     74,113     72,190
Other income (expense), net                      (15,477)   (21,726)   (22,706)   (28,652)   (33,372)
Earnings before income taxes                     114,595     87,154     61,203     45,461     38,818
Income taxes                                      45,266     34,426     23,987     19,547     18,050
Earnings before cumulative effect of
  accounting change and early
  redemption of subordinated notes                69,329     52,728     37,216     25,914     20,768
Cumulative effect of accounting change(2)              -          -          -      1,459          -
Early redemption of subordinated
  notes, net of income taxes(3)                        -          -     (5,576)         -          -
Net earnings                                    $ 69,329   $ 52,728   $ 31,640   $ 27,373   $ 20,768

Earnings per common share(4):
  Before cumulative effect of accounting
   change and early redemption of
   subordinated notes                           $   1.63   $   1.25   $    .94   $    .66   $    .54
  Cumulative effect of accounting change(2)            -          -          -        .04          -
  Early redemption of subordinated notes,
   net of income taxes(3)                              -          -       (.14)         -          -

Net earnings per common share                   $   1.63   $   1.25   $    .80   $    .70   $    .54


Consolidated Balance Sheet Data
Working capital                                 $ 58,910   $ 41,945   $ 15,767   $ 33,828   $ 29,417
Total assets                                     467,119    443,545    331,117    279,818    268,264
Long-term debt, less
  current installments                            99,900    149,808    155,293    190,058    225,278
Shareholders' equity (deficit)                   186,649    106,338     11,012    (29,419)   (66,311)

(1)Includes the operations of Trigon Industries Limited from the date of its acquisition in January 1995.
(2)Reflects cumulative effect of the implementation as of January 1, 1993 of Financial Accounting Standard No. 109,
"Accounting for Income Taxes."

(3)Reflects after-tax charge to earnings arising from the early redemption in 1994 of the Company's 12-5/8% Senior
Subordinated Notes.
(4)Per common share data has been restated for periods prior to 1995 to reflect the effect of a two-for-one stock split in the nature of a 100% stock dividend distributed on September 29, 1995 to shareholders of record at the close of business on September 15, 1995.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Results of Operations

Net Sales

     Net sales increased 9% in 1996 compared with 1995 and 39% in 1995 compared with 1994.

     The 1996 increase in net sales was due primarily to higher unit volume in the Company's major classes of products, the added net sales of businesses acquired during 1996, discussed below, and higher average selling prices for certain products. Foreign currency translation did not have a material effect on the Company's operating results in 1996 or 1995.

	During 1996, the Company made several acquisitions. These included the acquisition in June 1996 of the protective packaging business of Southcorp Holdings Limited, which had previously been the Company's licensee in Australasia. They also included small acquisitions in Canada, Finland, Germany and the United States. These transactions, which were effected for cash in the aggregate amount of approximately $30 million and accounted for as purchases, were not material to the Company's consolidated financial statements.

     Approximately two-fifths of the 1995 increase in net sales resulted from the added sales of Trigon Industries Limited ("Trigon"), which the Company acquired in early January 1995. Trigon's operations have subsequently been integrated into the Company's other operations. Trigon, originally based in New Zealand, was a multinational manufacturer of food packaging materials and systems, durable mailers and bags and specialty adhesive products. The 1995 increase also reflected higher average selling prices for certain products, higher unit volume in the Company's major classes of products and the added net sales of other foreign businesses acquired during 1994.

	Net sales from domestic operations increased 8% in 1996 compared with 1995 and 20% in 1995 compared with 1994. The 1996 increase was due primarily to higher unit volume in certain of the Company's major classes of products as well as higher average selling prices for certain products. The 1995 increase was due primarily to higher average selling prices for certain products, the added net sales of Trigon's U.S. operations and higher unit volume in certain of the Company's major classes of products.

     Net sales from foreign operations increased 11% in 1996 compared with 1995 and 86% in 1995 compared with 1994. The 1996 increase was primarily due to the added net sales of businesses acquired in 1996, higher unit volume in certain of the Company's major classes of products and, to a lesser extent, higher average selling prices for certain products. The 1995 increase resulted primarily from the added net sales of Trigon's operations outside of the United States, the added net sales of other foreign businesses acquired during 1994, increased unit volume in the Company's major classes of products, higher average selling prices for certain products and the modest contribution of foreign currency translation.

     Net sales of engineered products, which consist primarily of Instapak(R) products and thick polyethylene foams, increased 13% in 1996 compared with 1995 and 21% in 1995 compared with 1994. The increase in net sales in both 1996 and 1995 was due primarily to higher unit volume and, to a lesser extent, higher average selling prices for certain products.

     Net sales of surface protection and other cushioning products, primarily air cellular products, other polyethylene foam products and protective and durable mailers and bags, increased 11% in 1996 compared with 1995 and 42% in 1995 compared with 1994. In 1996, the increase was due primarily to higher unit volume, the added net sales of businesses acquired in 1996 and, to a lesser extent, higher average selling prices for certain products. The 1995 increase resulted primarily from the added net sales of Trigon's durable mailer and bag products, higher average selling prices for certain products, the added sales of businesses acquired during 1994, and higher unit volume for certain products.


     Net sales of food packaging products, which consist primarily of Dri-Loc
(R) pads and food packaging films and systems, increased 3% in 1996 compared with 1995 and 84% in 1995 compared with 1994. The 1996 increase was due primarily to higher unit volume of the Company's Dri-Loc (R) products, which was partially offset by the effect of the transfer during 1996 of the sales of certain food packaging products in Australia to a small unconsolidated joint venture in that country and the effect of lower unit volume in certain other food packaging products. The increase in 1995 was due primarily to the added sales of Trigon's food packaging products and, to a lesser extent, higher unit volume.

     Net sales of other products decreased to $29,473,000 in 1996 from $33,200,000 in 1995 primarily due to decreased unit volume of the Company's mill tonnage paper products partially offset by an increase in unit volume of the Company's specialty adhesive products. Net sales of other products increased to $33,200,000 in 1995 from $19,792,000 in 1994 primarily due to the added net sales of specialty adhesive products resulting from the Trigon acquisition.

Costs and Expenses

     Cost of sales increased 6% in 1996 compared with 1995 and 43% in 1995 compared with 1994. The increase in both the 1996 and 1995 periods reflects primarily the higher level of net sales in each period. Cost of sales as a percentage of sales was 62.7%, 64.6% and 63.1% in 1996, 1995 and 1994, respectively. In 1996, cost of sales as a percentage of net sales benefited from certain lower raw material costs, but in 1995 it increased due to certain higher raw material costs and the impact of the Trigon and other acquisitions.

     Marketing, administrative and development expenses increased 12% in 1996 compared with 1995 and 37% in 1995 compared with 1994. The increase in both 1996 and 1995 reflects primarily the Company's higher level of operations, including the added marketing, administrative and development expenses of acquired companies. The increase also reflects costs associated with the integration of these companies. Marketing, administrative and development expenses changed modestly as a percentage of net sales each year from 1994 through 1996.

Operating Profit

     Operating profit increased 19% in 1996 compared with 1995 and 30% in 1995 compared with 1994. Domestic operating profit increased 26% in 1996 compared with 1995 and 15% in 1995 compared with 1994, and foreign operating profit increased 5% in 1996 compared with 1995 and 83% in 1995 compared with 1994.
In each case, these increases were due primarily to the Company's higher level of net sales and the relative changes in costs and expenses discussed above. While consolidated and domestic operating profit increased in 1996 as a percentage of net sales, foreign operating profit decreased as a percentage of net sales primarily due to the added expenses of acquired companies, including additional amortization of acquired intangible assets, and integration costs.

Other Income (Expense)

     Other expense decreased to $15,477,000 in 1996 compared with $21,726,000 in 1995 and $22,706,000 in 1994. Interest expense, which is the principal component of this item, decreased to $13,350,000 in 1996 from $19,106,000 in 1995 and $19,363,000 in 1994. The decrease in interest expense in 1996 resulted primarily from lower levels of outstanding indebtedness compared with 1995 and, to a lesser extent, lower effective interest rates. During 1995, although the Company had higher levels of outstanding indebtedness compared with 1994, the effective interest rates on such indebtedness were lower than those which prevailed in 1994 primarily due to the refinancing in July 1994 of the Company's 12-5/8% Senior Subordinated Notes (the "12-5/8% Notes").




Income Taxes

     The Company's effective income tax rate was 39.5% in 1996 and 1995 and 39.2% in 1994. The Company's effective tax rate was higher than the statutory U.S. federal income tax rate in each year primarily due to state income taxes. The Company anticipates that its effective income tax rate in 1997 will remain at a rate comparable to that in 1996.


Earnings

     Net earnings increased 31% in 1996 compared with 1995. Earnings increased 42% in 1995 compared with 1994, excluding the effect of an extraordinary charge to earnings in 1994 of $5,576,000, or $0.14 per share,
attributable to the refinancing of the 12-5/8% Notes.   After giving effect to
this charge, net earnings increased 67% in 1995 compared with 1994.

Liquidity and Capital Resources

     The Company's principal sources of liquidity are cash flows from operations and amounts available under the Company's existing lines of credit. The Company has met, and currently expects that it will continue to meet, substantially all of its working capital and capital expenditure requirements as well as its debt servicing requirements with funds provided by operations and by borrowings under its available lines of credit or otherwise.

     Cash flows from operating activities were $116,065,000 in 1996, $75,218,000 in 1995 and $62,941,000 in 1994. The increase each year was due primarily to higher levels of earnings, higher levels of depreciation and amortization, and changes in operating assets and liabilities resulting primarily from the Company's higher level of operations.

     Cash flows used in investing activities were $45,544,000 in 1996, $47,993,000 in 1995 and $32,518,000 in 1994. Such cash was used primarily to fund acquisitions and capital expenditures. The fluctuation between years was primarily due to the timing of acquisitions and capital expenditures.

     Cash flows used in financing activities were $75,121,000 in 1996, $30,912,000 in 1995 and $39,097,000 in 1994. The higher amount of net cash used in financing activities in 1996 primarily reflects the higher level of net repayments of outstanding debt in 1996.

     At December 31, 1996, the Company had working capital of $58,910,000, or 13% of total assets, compared to working capital of $41,945,000, or 9% of total assets, at December 31, 1995. The increase in working capital was due primarily to an increase in accounts receivable resulting from the Company's higher level of net sales and a decrease in current portion of long-term debt and notes payable resulting from the timing of scheduled maturities on the remaining outstanding debt. These changes were partially offset by an increase in accrued liabilities, which was primarily due to the higher level of operations.

     The Company's ratio of current assets to current liabilities (current ratio) was 1.4 at December 31, 1996 and 1.3 at December 31, 1995. The Company's ratio of current assets less inventory to current liabilities (quick ratio) was 1.0 at December 31, 1996 and 0.9 at December 31, 1995. The increases in these ratios in 1996 resulted primarily from the increase in working capital discussed above.

     Long-term debt, less current installments, declined to $99,900,000 at December 31, 1996 from $149,808,000 at December 31, 1995 due primarily to net repayments of outstanding long-term debt during 1996, including the repayment of the term loan portion of the BT Credit Agreement, mentioned below. Current installments of long-term debt declined to $2,891,000 at December 31, 1996 from $17,953,000 at December 31, 1995 reflecting the timing of scheduled maturities on the remaining outstanding debt.

     The Company's principal credit agreement is an unsecured $200 million revolving credit facility with Bankers Trust Company, as agent for a syndicate of banks (the "BT Credit Agreement"), that expires on June 30, 2001. As of December 31, 1996, the Company's available lines of credit, including the BT Credit Agreement, amounted to approximately $256 million of which approximately $194 million was unused. Such lines of credit permit the Company and certain of its subsidiaries to borrow for working capital and other corporate purposes.

     The Company's obligations under the BT Credit Agreement and certain other loans and lines of credit bear interest at floating rates. The Company has entered into certain derivative financial instruments, including interest rate swap, interest rate collar and interest rate and currency swap agreements that have the effect of fixing or limiting the Company's exposure to fluctuations in interest rates on a portion of the Company's floating rate debt.

     The BT Credit Agreement provides for changes in borrowing margins based on financial criteria and imposes certain limitations on the operations of the Company and its subsidiaries. These limitations include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments, dispositions of property or assets, certain transactions with affiliates, and the payment by the Company of cash dividends to its stockholders, as well as financial covenants relating to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1996.

The Company's shareholders' equity increased to $186,649,000 at December
31, 1996 from $106,338,000 at December 31, 1995 primarily as a result of the Company's net earnings for 1996.

 Impact of Inflation

     Inflation did not have a material impact on the Company's consolidated financial statements in the 1994 to 1996 period.

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

     At December 31, 1996, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings and private environmental claims for the cleanup of Superfund or other sites. The Company may have potential liability for investigation and cleanup of certain of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under Superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1996 and 1995, such environmental related provisions were not material. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to the Company and its experience in dealing with such matters, the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities are paid over an extended period, and the timing of such payments cannot be predicted with certainty.







SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended December 31, 1996, 1995 and 1994
(In thousands of dollars except per share data)
                                                           1996         1995        1994
________________________________________________________________________________________
Net sales                                                $789,612    $723,120    $519,186
Cost of sales                                             495,185     466,952     327,423

   Gross profit                                           294,427     256,168     191,763

Marketing, administrative and
   development expenses                                   164,355     147,288     107,854

   Operating profit                                       130,072     108,880      83,909

Other income (expense):
   Interest income                                          1,482       1,187       1,140
   Interest expense                                       (13,350)    (19,106)    (19,363)
   Other, net                                              (3,609)     (3,807)     (4,483)
     Other income (expense), net                          (15,477)    (21,726)    (22,706)

Earnings before income taxes                              114,595      87,154      61,203
Income taxes                                               45,266      34,426      23,987

Earnings before early redemption of
  subordinated notes                                       69,329      52,728      37,216

Early redemption of subordinated notes,
  net of income taxes                                          -            -      (5,576)

Net earnings                                             $ 69,329    $ 52,728    $ 31,640

Earnings per common share:
  Before early redemption of subordinated notes          $   1.63    $   1.25    $   0.94

  Early redemption of subordinated notes,
     net of income taxes                                        -           -        (.14)

  Net earnings per common share                          $   1.63    $   1.25    $   0.80

See accompanying notes to consolidated financial statements.











SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995
(In thousands of dollars except share data)
                                                                1996          1995
Assets
Current assets:
   Cash and cash equivalents                                  $  2,985    $  7,661
   Accounts receivable, less allowance for doubtful
     accounts of $5,623 in 1996 and $5,261 in 1995             124,204     116,446
   Other receivables                                             8,258       6,170
   Inventories                                                  57,231      54,500
   Prepaid expenses                                              1,095       2,470
   Deferred income taxes                                        13,193       8,912

     Total current assets                                      206,966     196,159

Property and equipment:
   Land and buildings                                           81,629      77,603
   Machinery and equipment                                     199,275     177,832
   Leasehold improvements                                        8,409       6,766
   Furniture and fixtures                                       12,029      11,956
   Construction in progress                                      6,139      10,711
                                                               307,481     284,868
   Less accumulated depreciation and amortization              132,919     115,012
     Property and equipment, net                               174,562     169,856


Patents and patent rights, less accumulated
  amortization of $15,139 in 1996 and $13,619 in 1995           11,998      12,107

Excess of cost over fair value of net assets acquired, less
  accumulated amortization of $12,966 in 1996 and
  $7,607 in 1995                                                47,840      41,932

Other assets                                                    25,753      23,491
                                                              $467,119    $443,545


See accompanying notes to consolidated financial statements.




                                                                 1996        1995


Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable                                               $12,674     $18,887
   Current installments of long-term debt                        2,891      17,953
   Accounts payable                                             46,934      44,460
   Accrued wages, salaries and related costs                    33,448      26,759
   Accrued interest                                                323       1,560
   Other accrued liabilities                                    36,078      28,865
   Income taxes payable                                         15,708      15,730
     Total current liabilities                                 148,056     154,214

Long-term debt, less current installments                       99,900     149,808

Deferred income taxes                                           19,863      21,875
Other liabilities                                               12,651      11,310
     Total liabilities                                         280,470     337,207

Commitments and contingent liabilities (notes 4, 5 and 8)

Shareholders' equity:
   Preferred stock, no par value.  Authorized: 1,000,000
     shares; none issued in 1996 and 1995                            -           -
   Common stock, $.01 par value.  Authorized: 60,000,000
     shares in 1996 and 1995; Issued:  42,747,704 shares
     in 1996 and 42,506,573 shares in 1995                         427         425
   Additional paid-in capital                                  167,801     158,400
   Retained earnings (deficit)                                  16,021     (53,308)
   Accumulated translation adjustment                            8,615       7,279
                                                               192,864     112,796
Less:
     Deferred compensation                                       5,988       6,232
     Treasury stock at cost: 226,758 shares held
     in 1996 and 224,758 shares held in 1995                       227         226
         Total shareholders' equity                            186,649     106,338
                                                              $467,119    $443,545






SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1996, 1995 and 1994
(In thousands of dollars)
                                       Additional Retained     Accumulated
                              Common   Paid-in    Earnings     Translation  Deferred      Treasury
                              Stock    Capital   (Deficit)     Adjustment   Compensation  Stock       Total

Balance, December 31, 1993   $ 199   $108,361   $(137,676)     $ 5,063    $ (5,120)      $ (246)  $ (29,419)
Net earnings                     -          -      31,640            -           -            -      31,640
Proceeds from awards of
    contingent stock, net       1         52           -            -           -            -          53
Excess of fair value over
    proceeds from awards of
    contingent stock, net       -      1,615           -            -      (1,615)           -           -
Amortization                    -          -           -            -       2,957            -       2,957
Tax benefit in excess of
    amortization on stock
    awards                      -        664           -            -           -            -         664
Contingent stock forfeited      -        (61)          -            -          61           (2)        (2)
Shares issued for non-cash
    compensation                1      2,360           -            -           -            -       2.361
Shares issued in acquisitions   -      1,695           -            -           -            -       1,695
Foreign currency translation    -          -           -         1,063          -            -       1,063

Balance, December 31, 1994  $ 201   $114,686   $(106,036)     $ 6,126    $ (3,717)      $ (248)   $ 11,012

Net earnings                    -          -      52,728            -           -            -      52,728
Proceeds from awards of
    contingent stock, net       -        160           -            -           -            -         160
Excess of fair value over
    proceeds from awards of
    contingent stock, net       2      5,931           -            -      (5,933)           -          -
Amortization                    -          -           -            -       3,370            -       3,370
Tax benefit in excess of
    amortization on stock
    awards                      -        527           -            -           -            -         527
Contingent stock forfeited      -        (48)          -            -          48           (2)         (2)
Shares issued for non-cash
    compensation                1      3,239           -            -           -            -       3,240
Shares issued in acquisitions   9     34,117           -            -           -           24      34,150
Stock split                   212       (212)          -            -           -            -          -
Foreign currency translation    -          -           -         1,153          -            -      1,153

Balance, December 31, 1995  $ 425  $ 158,400    $(53,308)    $  7,279    $ (6,232)     $  (226)  $ 106,338

Net earnings                    -          -      69,329            -           -            -      69,329
Proceeds from awards of
    contingent stock, net       -         92           -            -           -            -          92
Excess of fair value over
    proceeds from awards of
    contingent stock, net       1      3,304           -            -      (3,305)           -           -
Amortization                    -          -           -            -       3,498            -       3,498
Tax benefit in excess of
    amortization on stock
    awards                      -      1,700           -            -           -            -       1,700
Contingent stock forfeited      -        (51)          -            -          51           (1)         (1)
Shares issued for non-cash
    compensation                1      3,743           -            -           -            -       3,744
Shares issued related to
    prior year acquisition      -        613           -            -           -            -         613
Foreign currency translation    -         -            -        1,336           -            -       1,336

Balance, December 31, 1996  $ 427  $ 167,801    $ 16,021     $  8,615    $ (5,988)    $   (227)   $186,649




See accompanying notes to consolidated financial statements.


















SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995 and 1994
(In thousands of dollars)
                                                                      1996          1995          1994
    CASH FLOWS FROM OPERATING ACTIVITIES:
        Net earnings                                               $ 69,329      $ 52,728      $ 31,640
        Adjustments to reconcile net earnings to
          net cash provided by operating activities:
           Early redemption of subordinated notes                         -             -         5,576
           Depreciation and amortization of property and equipment   22,862        20,473        14,921
           Other depreciation and amortization                       17,035        14,807         8,599
           Deferred tax provision                                    (5,297)       (1,375)          385
           Net losses on disposals of property and equipment            149           273           397
           Non-cash compensation                                      3,242         3,556         3,256
           Other, net                                                 2,217           811          (661)
           Change in operating assets and liabilities:
              Receivables                                            (7,798)      (13,016)      (17,478)
              Inventories                                             1,164        (5,953)       (4,018)
              Prepaid expenses                                        1,644        (1,441)          666
              Accounts payable                                        1,113        (9,262)       14,913
              Accrued interest                                       (1,237)          237        (9,810)
              Other accrued liabilities                              13,356        10,813         4,264
              Income taxes payable                                   (1,714)        2,567        10,291
            Net cash provided by operating activities               116,065        75,218        62,941

    CASH FLOWS FROM INVESTING ACTIVITIES:

        Capital expenditures for property and equipment             (17,015)      (21,056)      (17,470)
        Proceeds from sales of property and equipment                 1,497           776           226
        Net cash utilized in purchase of subsidiaries               (30,026)      (27,713)      (15,274)

            Net cash used in investing activities                   (45,544)      (47,993)      (32,518)


    CASH FLOWS FROM FINANCING ACTIVITIES:

        Proceeds from long-term debt                                108,131        75,271        203,85
        Principal payments on long-term debt                       (177,039)     (114,281)     (234,613)
        Net (payments on) proceeds from notes payable                (6,213)        8,098          (293)
        Subordinated debt redemption premium                              -              -        (8,048)

            Net cash used in financing activities                   (75,121)      (30,912)      (39,097)

    Effect of exchange rate changes on cash and cash equivalents        (76)          195           435

    CASH AND CASH EQUIVALENTS:

        Decrease during the period                                   (4,676)       (3,492)       (8,239)
        Balance, beginning of period                                  7,661        11,153        19,392

        Balance, end of period                                     $  2,985     $   7,661      $ 11,153

    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

        Cash paid during the year for:
          Interest                                                 $ 14,173      $ 18,582      $ 28,645
          Income taxes                                             $ 39,991      $ 33,898      $ 14,349

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

Prior years' financial statement amounts have been reclassified to conform with their 1996 presentation.

Foreign Currency

All balance sheet accounts are translated at year-end exchange rates, and statement of earnings items are translated at weighted average month-end exchange rates. Resulting translation adjustments are made directly to a separate component of shareholders' equity.

Earnings before income taxes includes an aggregate exchange gain of $271,000 for the year ended December 31, 1996 and aggregate exchange losses of $828,000 and $697,000 for the years ended December 31, 1995 and 1994, respectively.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered to be cash equivalents. The Company's policy is to invest cash in excess of short-term operating and debt service requirements in such cash equivalents, which amounted to $3,489,000 and $6,134,000 at December 31, 1996 and 1995,
respectively. These instruments consisted of money market and commercial paper amounts stated at cost, which approximates market because of the short maturity of these instruments.

Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments that have off-balance-sheet risk. These financial instruments generally include interest rate and currency swap agreements, interest rate swap agreements, interest rate collar agreements, foreign exchange forward contracts and foreign currency option contracts. Such financial instruments are used to limit, fix or offset certain interest rate or foreign currency exposures with respect to the Company's borrowings and trade activities. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. The Company is exposed to credit risk in the event of the inability of the counterparties to its outstanding derivative contracts to perform their obligations. However, the Company seeks to minimize such risk by entering into such transactions with counterparties that are major financial institutions with high credit ratings.

Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the underlying hedged transaction is settled. Gains and losses on financial instruments that do not qualify as hedges are recognized as other income or expense on a current basis.

Inventories

Inventories are stated at the lower of cost or market. The majority of U.S. inventories are valued using the last-in, first-out ("LIFO") method; other U.S. inventories, principally parts used in packaging systems, are valued using the first-in, first-out ("FIFO") method. Inventories of foreign operations are valued using primarily the FIFO method. Had the FIFO method (which approximates current cost) been used for all inventory at December 31, 1996, inventories would have been higher by $4,729,000 ($4,557,000 and $4,848,000 in 1995 and 1994, respectively). The cost elements of work in process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Because the cost of certain inventories is determined on the LIFO method, it is not practicable to present separately the components of inventories (raw materials, work in process and finished goods).

Property and Equipment

Property and equipment are stated at acquisition cost. Property and equipment no longer in use or surplus to the Company's needs are carried at the lower of cost or fair value. Depreciation of buildings and equipment is provided over the estimated useful lives (generally periods ranging up to 40 years and 10 years, respectively) of the related assets. Amortization of leasehold improvements is provided over the lesser of the term of the lease or the asset's useful life. The Company generally uses the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for income tax purposes.

Intangibles and Other Assets

Patents and patent rights are stated at acquisition cost. Amortization of patents and patent rights is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to 20 years. The excess of cost over fair value of net assets acquired is amortized over periods ranging up to 40 years. Other intangible assets, including non-competition agreements, included in other assets are amortized over the life of such agreements, usually ranging from 1 to 5 years.

The carrying value of the excess of cost over fair value of net assets acquired is periodically reviewed by the Company. Impairments are recognized when the expected future undiscounted operating cash flows derived from such intangible assets are less than their carrying value.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, certain intangibles, and the excess of cost over fair value of net assets acquired related to those assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying amount.

Employee Benefit Plans

The Company has a non-contributory profit-sharing plan covering most U.S. employees, except those employees covered by collective bargaining agreements that do not provide for their participation. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also has a thrift and
Section 401(k) plan in which most U.S. employees of the Company are eligible to participate, except those employees who are covered by certain collective bargaining agreements that do not provide for participation in the plan.
Under this plan, the Company matches 50% of each employee's contributions to a maximum company contribution of 3% of the employee's compensation.
Forfeitures of non-vested interests in each of these plans remain in the respective plans for the benefit of the remaining participants. The Company also has pension or other retirement plans for employees of certain foreign subsidiaries and certain U.S. employees who are covered by collective bargaining agreements. Company contributions to or provisions for its profit-sharing, thrift and other retirement plans, net of forfeitures, are charged to operations and amounted to $10,903,000 in 1996 ($10,069,000 and $8,718,000 in
1995 and 1994, respectively).

The Company provides various other benefit programs to active employees including group medical, insurance and other welfare benefits. The costs of these benefit programs are charged to operations as incurred. Eligibility to participate in these programs generally ceases upon retirement or other separation from service except as required by applicable law.

Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $15,449,000 in 1996 ($14,597,000 and $10,912,000 in 1995 and 1994,
respectively).

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

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. The Company provides for taxes on the assumed repatriation of accumulated earnings of its foreign subsidiaries.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Common Share

Earnings per common share are computed on the basis of the weighted average number of shares of common stock outstanding during the year, including contingent stock awards and shares issued as non-cash compensation. The weighted average number of common shares outstanding in 1996 was 42,459,000 (42,057,000 and 39,884,000 in 1995 and 1994, respectively).

Other Matters

The Company is primarily engaged in a single line of business: the manufacture and sale of protective and specialty packaging materials and systems to a diverse group of customers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. No single customer or affiliated group of customers accounts for more than 10% of the Company's net sales.

In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the Company's consolidated financial statements.
Actual results could differ from these estimates.




Note 2 Acquisitions

In June 1996, the Company acquired the Australian and New Zealand protective packaging business of Southcorp Holdings Limited. During 1996, the Company also made several other small acquisitions, including acquisitions in Canada, Finland, Germany and the United States. These transactions, which were effected for cash in the aggregate amount of approximately $30 million and accounted for as purchases, were not material to the Company's consolidated financial statements.

On January 10, 1995, the Company acquired Trigon Industries Limited ("Trigon"), a privately owned, New Zealand-based manufacturer of food packaging films and systems, durable mailers and bags and specialty adhesive products, for 882,930 newly issued shares of common stock valued at $35.70 per share and $25,592,000 in cash primarily provided by proceeds from borrowings under the BT Credit Agreement (note 4), representing a purchase price of approximately $57 million. The acquired net assets of Trigon included property and equipment of approximately $28,400,000, intangible assets of approximately $43,000,000 including trademarks, non-competition agreements, and the excess of cost over the fair value of net assets acquired, $25,000,000 of net indebtedness, and working capital of approximately $12,000,000. Such acquisition was accounted for as a purchase.

During 1995, the Company made certain other small acquisitions in the United States. These transactions, which were effected in exchange for shares of the Company's common stock, cash or a combination of the Company's common stock and cash, were accounted for as purchases and were not material to the Company's consolidated financial statements.

During 1994, the Company made several small acquisitions in England, France, Italy and Norway. These transactions, which were effected in exchange for shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, were accounted for as purchases and were not material to the Company's consolidated financial statements.







Note 3 Geographic Areas

The Company's operations are conducted primarily in the United States, Europe, the Asia/Pacific region, Canada and Latin America, and its products are distributed in these areas as well as other parts of the world. Net sales for each major geographic area include transfers to other geographic areas. Such transfers are made at prices intended to provide reasonable and appropriate returns to the selling unit, and applicable eliminations have been applied to the intergeographic transactions.

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







Information by Major Geographic Area:
(In thousands of dollars)
                       Net     Operating    Identifiable
                     Sales        Profit          Assets
1996
United States      $ 504,449     $  95,375     $ 213,223
Europe               204,474        25,696       156,242
Asia/Pacific & Other 113,687         9,001        97,654
Eliminations         (32,998)            -             -
   Consolidated    $ 789,612     $ 130,072     $ 467,119



1995
United States      $ 464,820     $  75,828     $ 213,099
Europe               188,558        24,617       153,563
Asia/Pacific & Other  94,864         8,435        76,883
Eliminations         (25,122)            -             -
   Consolidated    $ 723,120     $ 108,880     $ 443,545



1994
United States       $385,484      $ 65,884      $185,510
Europe               107,990        13,882       116,800
Asia/Pacific & Other  44,681         4,143        28,807
Eliminations         (18,969)            -             -
   Consolidated     $519,186      $ 83,909      $331,117



NOTE:  Net sales shown for the United States, Europe and Asia/Pacific and Other include transfers to other geographic areas as follows:  United States, 1996--$22,888,000; 1995 --$18,412,000; 1994 --$14,850,000; Europe, 1996
--$4,781,000; 1995 --$2,398,000; 1994 --$1,368,000; Asia/Pacific and Other, 1996--$5,329,000; 1995 --$4,312,000;
1994 --$2,751,000.


Note 4 Long-Term Debt

A summary of long-term debt at December 31, 1996 and 1995 follows:



(In thousands of dollars)


                                                      1996                1995
BT Credit Agreement                                 $38,228            $146,611
Foreign loans                                        59,719              16,352
Other                                                 4,844               4,798
   Total                                            102,791             167,761
Less current installments                             2,891              17,953
   Long-term debt, less current installments       $ 99,900            $149,808



The Company's principal credit agreement (the "BT Credit Agreement"), as amended and restated in August 1996, is an unsecured $200 million revolving credit facility ("Revolving Facility") that expires on June 30, 2001. Before its restatement, the BT Credit Agreement also provided for a $100 million term loan ("Term Loan"), the remaining portion of which was repaid during 1996.
The Revolving Facility has no minimum annual paydown provision. The Company's borrowings under the Revolving Facility amounted to $38,228,000 at December 31, 1996. At December 31, 1995, the Company's outstanding borrowings under the Revolving Facility and the Term Loan were $83,611,000 and $63,000,000, respectively. The weighted average interest rates under the BT Credit Agreement were approximately 6.8% and 7.1% at December 31, 1996 and 1995, respectively. Had the Company not been a party to derivative financial instruments, discussed below, at December 31, 1996 and 1995, the weighted average interest rates related to the BT Credit Agreement would have been approximately 6.7% and 7.1%, respectively.

Foreign loans have been incurred for acquisitions, working capital and other corporate purposes. Certain of such loans are secured by foreign assets of approximately $14 million and are due in varying annual installments through 2010 with fixed and variable interest rates. The weighted average interest rates on such loans were 7.4% and 7.8% at December 31, 1996 and 1995, respectively.

The Company's obligations under the BT Credit Agreement and certain foreign and other loans and lines of credit bear interest at floating rates. The Company utilizes certain derivative financial instruments to manage its exposure to fluctuations in interest rates, including interest rate swaps and collars and interest rate and currency swaps.

The BT Credit Agreement provides for changes in borrowing margins based on certain financial criteria and imposes certain limitations on the operations of the Company and its subsidiaries that include restrictions on the incurrence of additional indebtedness, the creation of liens, the making of investments, dispositions of property or assets, certain transactions with affiliates, and the payment by the Company of cash dividends to its stockholders, as well as certain financial covenants relating to interest coverage and debt leverage. The Company was in compliance with these requirements as of December 31, 1996.

Under the BT Credit Agreement and other credit facilities, the Company had available lines of credit at December 31, 1996 of approximately $256 million of which approximately $194 million was unused. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Scheduled annual maturities of long-term debt for the five years subsequent to December 31,1996 are as follows: 1997 -- $2,891,000; 1998 -- $9,183,000; 1999
--$27,968,000; 2000 -$1,526,000 and 2001 -- $57,549,000.

In 1994, the Company redeemed all of its then outstanding 12-5/8% Senior Subordinated Notes (the "12-5/8% Notes"), incurring an after-tax charge to earnings of $5,576,000, or $0.14 per share.

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

The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturity. The carrying amounts and estimated fair values of the Company's material, non-current financial instruments at December 31, 1996 and 1995 are as follows:


(In thousands of dollars)
                                                          1996                 1995
                                                Carrying       Fair     Carrying    Fair
                                                 Amount        Value     Amount     Value
Financial liabilities:

     Debt:
     BT Credit Agreement                       $38,228      $38,228     $146,611      $146,611
     Derivatives                                     -        2,265            -           668
     BT Credit Agreement, net                   38,228       40,493      146,611       147,279

     Foreign loans                              59,719       60,163       16,352        16,530
     Derivatives                                     -          324            -             -
     Foreign loans, net                         59,719       60,487       16,352        16,530

     Other loans                                 4,844        4,565        4,798         5,001

     Other liabilities                          12,651       12,651       11,310        11,310


The Company utilizes derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

Interest rate swaps and interest rate collars are used to reduce the Company's exposure to fluctuations in interest rates by fixing or limiting the rate of interest the Company pays on the notional amount of debt. At December 31, 1996, the Company was party to interest rate swaps and collars with an aggregate notional amount of $22 million with various expiration dates through June 2001. At December 31, 1995, the Company was party to interest rate swaps with an aggregate notional amount of $50 million with various expiration dates through June 1999.

Interest rate and currency swaps allow the Company to gain access to additional sources of international financing while limiting foreign exchange and interest rate exposure by swapping borrowings in U.S. dollars for
borrowings denominated in foreign currencies.   At December 31, 1996, the
Company was party to interest rate and currency swaps with an aggregate notional amount of $30 million and various expiration dates through December 2001. At December 31, 1995, the Company was party to interest rate and currency swaps with an aggregate notional amount of $44 million with various expiration dates through June 1999.

Foreign currency options and forwards are generally used by the Company to limit the risk on anticipated international transactions. At December 31, 1996, the Company was not party to any material foreign currency options or forwards. At December 31, 1995, the Company was party to foreign currency options with an aggregate notional amount of approximately $14 million but was not party to any material foreign currency forwards. The carrying value and fair value of the foreign currency options were not material at December 31, 1995.

The fair values of the Company's various derivative instruments, as advised by the Company's bankers, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

Unrealized losses and realized gains and losses on the Company's financial instruments and derivatives were not material to the consolidated financial statements in 1996, 1995, and 1994.

The Company is exposed to credit losses in the event of the inability of the counterparties to its outstanding derivative contracts to perform their obligations, but it does not expect any counterparties to fail to do so given their high credit ratings and financial strength. The Company believes that off-balance sheet risk in conjunction with its derivative contracts would not be material in the case of non-performance on the part of the counterparties to such agreements.

Note 6 Shareholders' Equity

The Company's shareholders' equity increased to $186,649,000 at December 31, 1996 from $106,338,000 at December 31, 1995 primarily as a result of the Company's net earnings in 1996.

On September 29, 1995, the Company distributed a two-for-one stock split in the nature of a 100% stock dividend (the "1995 stock split") to the holders of record of the Company's common stock at the close of business on September 15, 1995. As a result, a transfer was made from additional paid-in capital to common stock in an amount equal to the aggregate par value of the shares of common stock issued pursuant to this stock split. All per share data and share information in the consolidated financial statements and notes thereto have been adjusted to give retroactive effect to the 1995 stock split where appropriate.


A summary of changes in issued and outstanding shares of common stock and shares of treasury stock of the Company follows:

                                                        1996          1995          1994
Changes in common stock:
   Number of shares issued, beginning of year        42,506,573   20,111,618     19,924,661
   Non-cash compensation                                127,590       80,400         78,200
   Awards of contingent stock                            92,850      157,550         52,000
   Shares issued related to acquisitions                 20,691      957,335         56,757
   Two-for-one stock split                                   -    21,199,670              -
   Number of shares issued, end of year              42,747,704   42,506,573     20,111,618

Changes in treasury stock:
   Number of shares held, beginning of year             224,758      122,306        119,306
   Shares issued in acquisition                               -      (11,927)             -
   Contingent stock forfeited                             2,000        2,000          3,000
   Two-for-one stock split                                    -      112,379              -
   Number of shares held, end of year                   226,758      224,758        122,306



Non-cash compensation in each year includes shares issued for a portion of the Company's contribution to its profit-sharing plan for the respective preceding year and shares issued to non-employee directors in the form of awards under the restricted stock plan for non-employee directors (the "Directors Stock Plan"), discussed below. The aggregate amount of non-cash compensation charged to operations amounted to $3,242,000, $3,556,000 and $3,256,000 in 1996, 1995 and 1994, respectively.

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("Contingent Stock") are restricted as to disposition by the holders for a period of at least three years after issue. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction will lapse prior to the expiration of the vesting period if certain events occur which affect the existence or control of the Company.

The excess of fair value over the award price of Contingent Stock is charged to operations as compensation over a three-year period. In 1996, such charges amounted to $3,498,000 ($3,370,000 and $2,957,000 in 1995 and 1994,
respectively).

The aggregate fair value of Contingent Stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity.

The Company's restricted stock plan for non-employee directors provides annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at other than an annual meeting, for less than 100% of fair value at date of grant in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the granting price of shares issued under this plan is charged to operations at the date of such grant. In 1996, such charges amounted to $246,000 ($63,000 and $150,000 in 1995 and 1994, respectively).

The Company currently has the authority to issue 1,000,000 shares of preferred stock, without par value, none of which were issued at December 31, 1996.

The Company has adopted only the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. The compensation cost that has been charged against income for the Company's
stock-based compensation was noted above.   Since such compensation cost is
consistent with the compensation cost that would have been recognized for the Company's stock plans under the provisions of FASB Statement No. 123, the pro forma disclosure requirements under such statement are not applicable.

A summary of the changes in shares available for the Directors Stock Plan and the Contingent Stock Plan follows:


Changes in the Directors Stock Plan shares:                 1996        1995        1994
     Number of shares available, beginning of year        161,400      82,200      87,800
     Shares issued for new awards (1)                      (7,200)     (1,500)     (5,600)
     Two-for-one stock split                                    -      80,700           -
     Reduction in shares authorized during year          (125,000)          -           -
     Number of shares available, end of year               29,200     161,400      82,200

     Weighted average per share market value
       of stock on grant date (2)                          $35.13      $21.50      $13.89

Changes in the Contingent Stock Plan shares:                1996        1995         1994
     Number of shares available, beginning of year         737,000     505,900     554,900
     Shares issued for new awards (1)                      (92,850)   (157,550)    (52,000)
     Contingent stock forfeited                             2,000       2,000       3,000
     Two-for-one stock split                                    -     386,650           -
     Number of shares available, end of year              646,150     737,000     505,900

     Weighted average per share market value
          of stock on grant date (2)                       $36.59      $21.97      $16.04

(1) For the Directors Stock Plan during 1995, all 1,500 shares were issued before the September 1995 stock split.  For the Contingent Stock Plan during 1995, 119,050 shares were issued  before such stock split and the remaining 38,500 shares were issued after the stock split.

(2) Per share data adjusted to reflect the effect of the September 1995 two-for-one stock split paid in the nature of a 100% stock dividend.

Note 7 Income Taxes

The Company's method of accounting for income taxes is the asset and liability method, under which deferred tax assets and liabilities are recognized for temporary differences and are measured using enacted tax rates and laws applicable to the periods in which the taxes become payable.

The components of earnings before income taxes and, in 1994, before the early redemption of the 12-5/8% Notes (note 4) follow:


(In thousands of dollars)
                                                 1996              1995               1994

Domestic                                       $ 91,055          $ 61,007         $ 44,150
Foreign                                          23,540            26,147           17,053
                                               $114,595          $ 87,154         $ 61,203

The components of the provision for income taxes on earnings and, in 1994, before the effect of the early redemption of the 12-5/8% Notes follow:

(In thousands of dollars)
                                                 1996              1995               1994

Current tax provision:

  U.S. federal                                 $ 31,888          $ 20,624         $ 13,543
  U.S. state and local                            8,085             5,830            3,981
  Foreign                                        10,590             9,347            6,078
                                                 50,563            35,801           23,602
Deferred tax provision (benefit):
  Domestic                                       (4,067)           (2,589)             631
  Foreign                                        (1,230)            1,214             (246)
                                                 (5,297)           (1,375)             385
Provision for income taxes                     $ 45,266          $ 34,426         $ 23,987


The Company's deferred tax liability, net of deferred tax assets, at December 31, 1996 and 1995 amounted to
$6,014,000 and $12,452,000, respectively.  The principal components of the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

(In thousands of dollars)
                                                                 1996               1995

Deferred tax assets:
  Accrued expenses                                            $ 7,970            $ 3,057
  Facilities consolidation and integration                      3,801              4,485
  Patents and other intangibles                                 2,830                933
  Property and equipment                                        1,169              3,076
  Deferred revenue                                              1,128                694
  Deferred compensation                                         1,121                683
  Inventory                                                       824                745
  Bad debts                                                       732                626
  Other                                                         5,159              2,439
                                                               24,734             16,738
  Valuation allowance                                            (277)              (522)
    Deferred tax asset                                        $24,457            $16,216



Deferred tax liabilities:
  Property and equipment                                      $24,944            $21,670
  Deferred revenue                                                855              1,230
  Patents and other intangibles                                   598                756
  Other                                                         4,074              5,012
    Deferred tax liability                                    $30,471            $28,668


The Company expects that it is more likely than not that the net deferred tax assets of $24,457,000 at December 31, 1996 will be realized based on the future reversals of existing deferred tax liabilities and the continuation of earnings, which may be affected by factors outside the Company's control. The valuation allowance of $277,000 is maintained for certain foreign deferred tax assets primarily relating to insignificant net operating losses. The net change in the valuation allowance for deferred tax assets was a decrease of $245,000 in 1996 related to benefits arising from these net operating losses.

An explanation of the difference between the effective income tax rate and the statutory U.S. federal income tax rate expressed as a percentage of earnings before income taxes for the years ended December 31, 1996, 1995 and 1994 follows:


                                                                 1996       1995       1994

Statutory U.S. federal income tax rate                           35.0%      35.0%     35.0%

Provision for foreign withholding taxes
 and additional U.S. taxes on
 repatriated and accumulated earnings of
 foreign subsidiaries                                            0.1        0.1       1.4

Tax effect of expenses not subject
 to tax benefit                                                   1.4        1.7       0.5

State income taxes, net of U.S. federal income tax benefit        4.5        4.0       4.1

Taxes on foreign earnings at other than the
  statutory U.S. federal income tax rate                         (0.6)      (0.4)     (1.0)


Other miscellaneous items                                        (0.9)      (0.9)     (0.8)

Effective income tax rate                                        39.5%      39.5%     39.2%



The Company's tax provisions for 1996, 1995 and 1994 give effect to foreign withholding taxes on the repatriation of accumulated earnings from the Company's foreign subsidiaries and additional, if any, U.S. taxes on such accumulated earnings. The Company has provided U.S. and foreign income taxes on the accumulated earnings of the Company's foreign subsidiaries through December 31, 1996.

The Company's Dutch subsidiary is entitled to certain tax incentives to manufacture certain product lines under agreements with local tax authorities. The total amount of such incentives is dependent on the profitability of such product lines over a period extending through 1999.




Note 8 Commitments and Contingent Liabilities

The Company is obligated under the terms of various leases covering many of the facilities occupied by the Company. The Company accounts for substantially all of its leases as operating leases. Net rental expense for 1996 was $10,939,000 ($10,228,000 and $8,281,000 in 1995 and 1994,
respectively). Estimated future minimum annual rental commitments under noncancelable real property leases expiring through 2023 are as follows: 1997
- $9,355,000; 1998 - $7,285,000; 1999 - $4,992,000; 2000 - $3,863,000; 2001 -
$3,196,000; and subsequent years - $9,125,000.

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

At December 31, 1996, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings and private environmental claims for the cleanup of Superfund or other sites. The Company may have potential liability for investigation and cleanup of certain of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under Superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1996 and 1995, such environmental related provisions are not material. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to the Company and its experience in dealing with such matters, the Company believes that its potential liability with respect to such sites is not material. Environmental liabilities may be paid over an extended period, and the timing of such payments cannot be predicted with certainty.

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




INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Sealed Air Corporation:

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                   s/KPMG Peat Marwick LLP

Short Hills, New Jersey
January 20, 1997


INTERIM FINANCIAL INFORMATION (Unaudited)
(In thousands of dollars except per share data)
Quarter        Net Sales            Gross Profit              Net Earnings

            1996     1995         1996          1995         1996      1995
First    $185,930  $173,354     $ 68,741      $ 60,807     $ 15,890 $ 11,573
Second    193,116   182,087       72,661        63,154       17,573   12,623
Third     196,532   178,536       73,126        62,432       17,141   13,442
Fourth    214,034   189,143       79,899        69,775       18,725   15,090
Year     $789,612  $723,120     $294,427      $256,168     $ 69,329 $ 52,728

          Earnings Per Share (1)

            1996       1995
First    $   .37    $   .28
Second       .42        .30
Third        .40        .32
Fourth       .44        .35
Year     $  1.63    $  1.25

(1) Earnings per share adjusted to reflect the effect of the September 1995 two-for-one stock split paid in the nature of a 100% stock dividend.





COMMON STOCK INFORMATION

The Company's Common Stock
is listed on the New York Stock
                                        1995               High       Low
Exchange(trading symbol: SEE).       First Quarter      $22-3/4    $17-15/16

The adjacent table sets forth the    Second Quarter     $22-7/8    $20-1/8
high and low sales prices for the
Company's Common Stock for each
quarter during the two-year period   Third Quarter      $28-1/4    $22-1/8
ended December 31, 1996.
                                     Fourth Quarter     $30-3/4    $24-1/4

The Company is currently subject
to certain covenants in loan
documents that limit the payment
of cash dividends.  No dividends
were paid in 1996 or 1995.
                                        1996              High       Low
                                     First Quarter      $35-1/4     $26

                                     Second Quarter     $38-1/4     $32-3/8
As of March 4, 1997, there were
approximately 1,334 holders of       Third Quarter      $39         $30-1/8
record of the Company's Common
Stock.                               Fourth Quarter     $44-1/8     $37

Stock prices for periods prior to the fourth quarter of 1995 have been adjusted to reflect the effect of a two-for-one stock split in the nature of a 100% stock dividend distributed on September 29, 1995 to stockholders of record at the close of business on September 15, 1995.








